08049029

Southern First Bancshares, Inc.

2007 Annual Report

Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29607
(864) 679-9000 | www.SouthernFirst.com

23%

assets increased 23% to $628 million

27%

loan portfolio increased 27% to $509 million

6th

6th in deposit growth market share out of 29 total banks in Greenville County

Expansion

expanded to Columbia market


Greenville County
Lexington County
Richland County

Greenville Offices

100 Verdae Boulevard, Suite 100

2125 Augusta Road

307 The Parkway @ Thornblade

1900 Woodruff Road - opening summer 2008

Lexington Offices

Cayce - opening 2009

5346 Sunset Boulevard - opening summer 2008

Richland Office

717 Lady Street, Suite D

Corporate Profile

Southern First Bancshares, Inc., is the holding company for Southern First Bank, N.A. The company was established in 1999 and now ranks as the 11th largest bank headquartered in South Carolina, with $628 million in assets. The company is headquartered in Greenville, South Carolina, and expanded to Columbia, South Carolina, during the past year. The company operates as Greenville First Bank in the Greenville market, and Southern First Bank in the Columbia market.

With four offices and 79 total employees, Southern First executes a unique banking model we call ClientFIRST®. Our model provides superior client service through relationship team banking. Every client has a senior banker and consistent support team responsible for their entire banking relationship. This unique banking model supports consistent client growth and provides an efficient framework to drive financial performance.

Greenville and Columbia represent the two largest banking markets in South Carolina. Both markets have approximately $10 billion in deposits and have grown in excess of 9% annually over the past five years. Our unique model, dynamic markets, and experienced bank team provide the basis for the continued success of our company.



Financial Highlights


Total Assets
230.8
315.8
405.3
509.3
628.1
2003
2004
2005
2006
2007
$ in millions


Total Loans
208.8
280.3
338.5
402.2
508.9
2003
2004
2005
2006
2007
$ in millions


Total Deposits
169.0
204.9
254.1
345.5
412.8
2003
2004
2005
2006
2007
$ in millions

Southern First Bancshares, Inc. & Subsidiary	**December 31, 2007**	December 31, 2006
For the Years Ended		
Net interest income	**$ 16,738,990**	$ 14,349,516
Provision for loan losses	**2,050,000**	1,650,000
Noninterest income	**1,262,252**	579,495
General and administrative expenses	**10,874,784**	7,351,308
Net income	**3,435,442**	3,900,794
Income per share, diluted	**1.06**	1.20
At Year End		
Total assets	**$ 628,128,861**	$ 509,343,951
Loans, net	**503,098,382**	397,233,829
Deposits	**412,820,468**	345,504,076
Shareholders' equity	**38,277,773**	34,583,446
Book value per share	**12.99**	11.79
Market price per share	**13.70**	21.47

Dear Fellow Shareholders:

The headlines for the banking industry in 2007 are admittedly disturbing. Our industry has witnessed billions of dollars of losses related to the collapse of the subprime mortgage market, the decline of the national housing market, credit deterioration of construction and development loans, and the overall decline in our economy. Unfamiliar terms like "collateralized debt obligations" and "structured investment vehicles" were blamed for lack of disclosure and even more losses. I am disappointed in an industry that creates financial products that lack appropriate disclosure and are based on greed.

Trust

Trust has been defined as the "reliance on the integrity, strength, ability, or surety of a person or thing." Trust is a privilege, and the actions of our industry have lost the cherished trust of the public. Investors have understandably fled financial service companies' stocks, resulting in a 28% decline in the SNL Southeast Bank Index and a 30% decline in the SNL Small Cap Bank Index for the year ending 2007.

Although our company does not originate or own subprime mortgages, collateralized debt obligations or structured investment vehicles, we are a public financial institution and are not immune to investor skepticism. Our stock price declined 37% during 2007 to end the year at $13.70. As a company dedicated to trust, integrity, and creating shareholder value, this is highly disappointing.

Performance

While industry headlines and investor skepticism dominated the banking landscape, 2007 was an exciting and productive year for our company. In conjunction with our expansion into the Columbia market, our company officially changed its name from Greenville First Bancshares to Southern First Bancshares. This name capitalizes on the reason behind our pineapple logo and provides a consistent brand for our company to expand into additional markets.

Our company achieved record growth in 2007, as assets increased 23% to $628 million. The primary driver of asset growth continues to be our loan portfolio, which increased 27% to $509 million. This record loan growth of $107 million is a testament to the talent and market experience of our Columbia team, as they generated over $62 million in loan growth. This rapid production confirms that our banking model can be successful in other markets.

In terms of asset quality, we experienced charge-offs of .27% of average loans for the year. Non-performing assets stood at .78% of total assets at year-end, with only two loans comprising 85% of our total non-performing assets. Expanding the management of credit risk continues to be a major focus of our company's strategic plan. The addition of a Chief Portfolio Risk Officer in late 2007 provides a significant additional resource to manage our overall credit risk.



Transaction Accounts
2,466
4,202
5,124
6,106
2004
2005
2006
2007

Focusing on retail deposit growth continues to be a major strategic initiative of our company. Data provided by the FDIC reveals our continued growth in market share. As of June 30, 2007, our company climbed to 6th in Greenville County market share out of 29 total banks. Only two banks experienced greater retail deposit growth in Greenville County than our company during the 12-month period ending June 30, 2007. Both of those banks have at least 16 offices in the Greenville market, compared to our three.

Greenville County Market Share

BANK	OFFICES	DEPOSITS ($ mil)	MARKET SHARE
Carolina First	13	2,434	25.4%
Wachovia	19	1,619	16.9%
BB&T	20	1,342	14.0%
Bank of America	16	918	9.6%
SunTrust	17	467	4.9%
Southern First	**3**	**389**	**4.1%**
23 other banks	69	2,420	25.1%

Our company made significant infrastructure investments in 2007 designed to provide the foundation for future earnings growth. The transition to our new Greenville headquarters building was smooth and it provides sufficient resources to support our company's future expansion plans. We recognized that the infrastructure investments in Greenville, coupled with the expansion to Columbia, would adversely affect earnings in 2007. As a result, earnings declined 12% to $3.4 million reflecting our 48% increase in overhead expenses. We are rapidly leveraging these investments, as reflected in our record loan growth for the year. This growth in earning assets enabled our net interest income to increase 17% for the year and will help drive future earnings for our company.

The success of our company continues to be centered around our ClientFIRST® model. This model delivers a distinctive client experience, operates with a relationship team structure, and executes with superior talent who share the highest level of common values. Our model provides every client with superior service from a consistent, professional banker.

Team

One of the greatest highlights for Southern First in 2007 was the addition of 18 experienced bankers to our team. Our company had 79 employees at year-end. A consistent hallmark of our company has been the efficiency of our ClientFIRST® model. As of third quarter 2007, our company had a significantly higher "assets per employee" ratio than peer banks in South Carolina or the nation. Most banks our size would have well over 100 employees. Our efficiency is critically important for us to be competitive and deliver consistent financial performance.



Assets Per Employee
$7.9
$4.4
$5.7
Southern First Bank
SC Banks
All Banks
$ in millions

Markets

Greenville and Columbia, South Carolina provide great markets to support our continued growth. Greenville County is a $9.6 billion deposit market that has grown more than 9% annually over the past five years. The Columbia market, consisting of Richland and Lexington Counties, is an $11.3 billion deposit market that has also expanded by approximately 10% annually over the past five years. Both markets provide diverse economies and have stable real estate trends. Greenville County was recognized by Realty Trac as having the lowest foreclosure rate among the 100 largest metro markets in 2007.



South Carolina
Greenville
Columbia

Vision

The current bank investment environment reflects the broad investor disappointment with our industry. In 2008, we believe investors will begin to distinguish high-performance growth companies. We hope to be recognized as a growth company symbolizing consistency, quality, integrity, and outstanding leadership. We operate a unique ClientFIRST® model that grows client relationships, provides superior professional service, and produces solid and efficient performance. We have assembled an outstanding team that is highly respected in our markets and provides the leadership to support our strategic plan. We operate in outstanding South Carolina markets that enable the continued growth of our company. We are a company with momentum. We are excited about the future of Southern First and greatly appreciate your continued support.

Justin Strickland
President

Art Seaver
Chief Executive Officer

Jimmy Orders
Chairman of the Board





Relationship Banking Teams



Debbie Tucker, Art Seaver
and Matt Kneeland



Collin Mackie, Lesley Griffeth
and Richard Furman



Karen N
Carolyn Herl

Superior Professional Service

ClientFIRST® means we will provide a superior level of service to our clients every day, operating in a consistent relationship team structure and delivered by professional bankers who share the highest level of common values.





ell,
McKay



Fred Gilmer, Terry Gambrell,
Robert Thompson and Rob Reeves



Blake Taylor, Gloria Moore,
Justin Strickland and David Keller

Expansion Update

Columbia

- Over $10 million in retail deposits in 2007
- Over $60 million in loans in 2007
- Lexington office on rapidly growing Highway 378, opening 3rd quarter 2008
- Regional Headquarters in Cayce opening 2009

Our Columbia Team



Justin Strickland
President



David Keller
Senior Vice President



Gloria Moore
Client Officer



Blake Taylor
Vice President



Proposed Regional Headquarters
in Cayce

Greenville

- Fourth office opening 2nd quarter 2008 on Woodruff Road
- Expansion of the management team
  - Senior Vice President Retail Banking, Carolyn Herbert
  - Chief Portfolio Risk Officer, Michael Strickland



Carolyn Herbert
Senior Vice President



Michael Strickland
Chief Portfolio Risk Officer



In The News

Our marketing campaigns reflect our unique style of banking. They feature our relationship teams as well as members of our Board of Directors. Our website provides information and education for our clients in a secure, user-friendly environment. Our website is built to accommodate the growing demand for online banking.

www.SouthernFirst.com



Print and TV Ads


FRED
GILMER, JR.
ART
BEAVER


Make Greenville's Bank
Your Bank.
Greenville
FIRST


Make Greenville's Bank
Your Bank.
Greenville
FIRST


Make Greenville's Bank
Your Bank.
Greenville
FIRST

13


Free ATM's
Nationwide
Greenville
FIRST

Community Events

It has been our mission to promote a family culture and proactively support the communities in which we operate. We ask that all employees take part in volunteering. In return, we provide the right environment to support their efforts. We also give monetarily to as many worthy causes as is fiscally responsible. From sponsorship support to aggressive marketing, we are involved extensively in the communities we serve.



Camp Greenville
Blue Jean Ball

Our Community Partners

A Child's Haven Inc
ALS Foundation
Alzheimer's Association of Greenville
American Cancer Society
American Diabetes Association
American Heart Association
American Red Cross
Artisphere
Babcock Center
Beck Academy PTA
Berea Elementary School
Bethel Bible Missionary Church
Blue Ridge Council Boy Scouts
Blythe Academy PTA
Boys Home of the South
Break-A-Thon
Bridge Builder Foundation
Buena Vista PTA
Buncombe Street United Methodist
Camp Greenville Open Doors Scholarships
Camperdown Academy Auction
Cancer Society of Greenville County
Carolina POPS Orchestra
Center for Developmental Services
Children's Museum Booseum Sponsor
Christ Episcopal Church
Christian Blind Mission International
Community Foundation of Greenville
Cystic Fibrosis Tennis Thornblade
Diligent Hands Gracious Hearts
Dribble for Destiny
Easter Seals of SC
Falls Park Endowment
Family Life Program
For Our Children Golf Tournament
Furman University
GHS All Sports Booster Club
Gift of Life
Girl Scouts of the Old 96 Council Inc
Goodwill
Grace Church
Greater Columbia Chamber of Commerce
Greater Greenville Chamber of Commerce
Greenville Chorale
Greenville Clemson Club
GreenvilleConnect
Greenville Connect Tom Preston
Greenville County Gifted Center
Greenville County Legal Auxiliary Ball
Greenville Family Partnership
Greenville Housing Futures Inc
Greenville Humane Society
Greenville In Harmony Chorus
Greenville Little League
Greenville Little Theatre
Greenville Magazine Best & Brightest
Greenville Middle Academy PTA
Greenville Sportsclub Tennis Tournament
Greenville Symphony Association
Greenville Symphony Guild Tour of Homes
Greenville Tech Charter High School
Habitat for Humanity
Hillcrest High Booster Club
Homes of Hope
Hospice of the Upstate
Hughes Academy PTA
Imagine Nation
Inglis for Congress Committee Inc
JDRF
(Juvenile Diabetes Research Foundation)
Junior League of Greenville Inc
Kiwanis Club of Greenville
League Academy PTA
Meals On Wheels of Greenville
Miracle Hill Ministries
Missionary Supply Network Inc
Mitchell Road Presbyterian Church
Mount Zion Christian School
Muscular Dystrophy Association
NAMI (National Alliance for Mentally Ill)
National Kidney Foundation
NCCAA (National Christian College Athletic Association)
Palmetto Family Council
Palmetto Peleton Project
Peace Center Business Development
Pendleton Place Golf Tournament
Phoenix Center
Potential Youth Foundation
Ronald McDonald House
Roper Mountain Holiday Lights
Rosewood House of Recovery Inc
Rotary Charities Inc
Rotary Club of Greenville
Salvation Army
Sara Collins Elementary School PTA
SC Children's Theatre
SCBA (South Carolina Bankers Association)
Senior Action
Shannon Forest Christian School
Shriner's Hospital Circus
Special Olympics of SC
Sportsclub of Greenville
Susan B Komen Breast Cancer
Taste of Nation for Charities
Teleios Ministry
The Blade Junior Golf Classic
The Children's Museum
The Meyer Center
The National Children's Cancer Society
The Urban League
Thornwell Home for Children
United Ministries
United Way of Greenville County
Upcountry History Museum
Upstate Homeless Coalition of SC
World Witness
YMCA Camp Greenville Golf and Blue Jean Ball
YWCA of Greenville

Examples of community support as of 12/31/07



Work Crew Lunch
Northeast Church of Christ



Hands on Greenville
Taylors Elementary School

irst.com

Condensed Consolidated Balance Sheets

Southern First Bancshares, Inc. & Subsidiary

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	**$ 7,714,494**	$ 9,112,675
Federal funds sold	**9,256,679**	7,466,458
Investments	**87,506,937**	74,304,144
Loans	**508,849,690**	402,183,091
Less allowance for loan losses	**(5,751,308)**	(4,949,262)
Net loans	**503,098,382**	397,233,829
Accrued interest receivable	**3,324,361**	2,381,336
Property and equipment, net	**5,390,724**	6,450,854
Bank owned life insurance	**8,907,402**	8,142,947
Other assets	**2,929,882**	4,251,708
	$ 628,128,861	$ 509,343,951
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits	**$ 412,820,468**	$ 345,504,076
Official checks outstanding	**818,885**	4,131,107
FHLB advances and related debt	**158,520,000**	108,500,000
Junior subordinated debentures	**13,403,000**	13,403,000
Accrued interest payable	**2,739,270**	2,278,154
Other	**1,549,465**	944,168
Total liabilities	**589,851,088**	474,760,505
Shareholders' Equity:		
Preferred stock	**-**	-
Common Stock	**29,465**	29,339
Nonvested restricted stock	**(40,556)**	-
Additional paid-in capital	**31,033,558**	30,846,538
Accumulated other comprehensive income (loss)	**95,830**	(16,465)
Retained earnings	**7,159,476**	3,724,034
Total shareholders' equity	**38,277,773**	34,583,446
	$ 628,128,861	$ 509,343,951

Condensed Consolidated Statements of Income

Southern First Bancshares, Inc. & Subsidiary

	For the Years Ended December 31,	
	2007	2006
Interest income		
Loans	**$ 34,611,771**	$ 27,629,556
Investments	**4,908,020**	3,299,369
Total interest income	**39,519,791**	30,928,925
Interest expense	**22,780,801**	16,579,409
Net interest income	**16,738,990**	14,349,516
Provision for loan losses	**2,050,000**	1,650,000
Net interest income after provision for loan losses	**14,688,990**	12,699,516
Noninterest income		
Loan fee income	**173,139**	123,756
Service fees on deposit accounts	**430,583**	259,296
Other real estate owned activity	**27,657**	(165,627)
Income from bank owned life insurance	**374,383**	142,947
Other income	**256,490**	219,123
Total noninterest income	**1,262,252**	579,495
Noninterest expenses		
Salaries and benefits	**6,019,277**	4,398,106
Professional fees	**573,009**	384,926
Marketing	**498,844**	390,377
Occupancy	**1,433,371**	663,139
Data processing and related costs	**1,170,777**	854,084
Other	**1,179,506**	660,676
Total noninterest expenses	**10,874,784**	7,351,308
Income before provision for income taxes	**5,076,458**	5,927,703
Income tax expense	**1,641,016**	2,026,909
Net income	**$ 3,435,442**	$ 3,900,794
Diluted income per share	**$ 1.06**	$ 1.20
Weighted average number of common shares outstanding- diluted	**3,234,145**	3,238,329

Southern First Executive Officers

R. Arthur Seaver, Jr.
Chief Executive Officer
F. Justin Strickland
President
James M. Austin, III
Executive Vice President
Chief Financial Officer
Fred Gilmer, III
Executive Vice President



Donald L. Kiser
Chief Credit Officer
Gwen G. Bridges
Executive Vice President
J. Edward Terrell
Executive Vice President
Fred Gilmer, Jr.
Senior Vice President



Richard H. Furman
Senior Vice President
Carolyn Austin Herbert
Senior Vice President
W. David Keller
Senior Vice President
Matthew B. Kneeland
Senior Vice President



Collin D. Mackie
Senior Vice President
Michael M. Strickland
Senior Vice President
Robert B. Thompson, III
Senior Vice President
Robert E. Reeves, Jr.
Vice President
Blake G. Taylor
Vice President



Board of Directors



James B. Orders, III
R. Arthur Seaver, Jr.
Andrew B. Cajka, Jr.
Mark A. Cothran



Leighton M. Cubbage
Anne S. Ellefson
David G. Ellison
Fred Gilmer, Jr.



Tee Hooper
Rudolph G. Johnstone, III
William B. Sturgis

Report of Independent Registered Public Accounting Firm

To The Board of Directors

We have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Southern First Bancshares, Inc., and Subsidiary as of December 31, 2007, and 2006, and related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007, (not presented herein); and in our report dated March 21, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Elliott Davis LLC

Greenville, South Carolina
March 21, 2008

Forward-Looking Statements Forward-looking statements in this annual report, such as statements relating to future plans and expectations, are subject to risks and uncertainties, such as a downturn in the economy, greater than expected non-interest expenses, excessive loan losses and other matters, which could cause actual results to differ materially from the future plans and expectations anticipated by such forward-looking statements. For a more detailed description of factors that could cause such differences, please see our Annual Report on Form 10-K.

Common Stock Southern First Bancshares, Inc., holding company for Southern First Bank, N.A., is traded on the NASDAQ Global Market under the symbol SFST.

Annual Report Form 10-K A copy of the Southern First Bancshares, Inc.'s, Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no charge by contacting the Investor Relations Officer listed below or on the company's web site at www.SouthernFirst.com.

Annual Shareholders Meeting The Annual Meeting of Shareholders of Southern First Bancshares, Inc., the holding company for Southern First Bank, N.A., will be held at the Poinsett Club, 807 E. Washington Street, Greenville, South Carolina, on Tuesday, May 13, 2008, at 5:00 PM.

Independent Registered Public Accounting Firm

Elliott Davis LLC | P.O. Box 6286 | Greenville, South Carolina 29606

General Counsel

Nelson Mullins Riley & Scarborough LLP | P.O. Box 10084 | Greenville, South Carolina 29603

Transfer Agent and Registrar

Registrar and Transfer Company | 10 Commerce Drive | Cranford, New Jersey 07016

Investor Relations Officer

James M. Austin, III, EVP and CFO, Southern First Bancshares, Inc. | P.O. Box 17465 | Greenville, South Carolina 29606

Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29607
(864) 679-9000 | www.SouthernFirst.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant To Section 13 Or 15(d) of The Securities Exchange Act Of 1934**
For The Fiscal Year December 31, 2007.
Or

☐ **Transition Report Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934**
For the Transition Period from __________ to ______________

Commission file number 000-27719

Southern First Bancshares, Inc.
(Exact name of registrant as specified in its charter)

South Carolina	**58-2459561**
(State of Incorporation)	(I.R.S. Employer Identification No.)
100 Verdae Boulevard, Greenville, SC	**29607**
(Address of principal executive offices)	(Zip Code)

864-679-9000
(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
Common Stock	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant (computed by reference to the price at which the common stock was recently sold) was $51,785,280 as of the last business day of the registrant's most recently completed second fiscal quarter.

2,962,118 shares of the registrant's common stock were outstanding as of March 12, 2008

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008.	Part III (Portions of Items 10-14)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report, including information included or incorporated by reference in this document, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ from those anticipated in any forward-looking statements include, but are not limited to, those described below under Item 1A- Risk Factors and the following:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth and the lack of seasoning of our loan portfolio;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. Business

General

Southern First Bancshares, Inc. (the "company") is a South Carolina corporation that owns all of the capital stock of Southern First Bank, N.A. (the "bank") and all of the stock of Greenville First Statutory Trust I and II (collectively (the "Trusts")). On July 2, 2007 the company and bank changed their name to Southern First Bancshares, Inc. and Southern First Bank, N.A., respectively. The bank is a national bank organized under the laws of the United States with offices located in Greenville and Richland Counties, South Carolina. The bank is primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation, and providing commercial, consumer and mortgage loans to the general public. The bank owns all of the capital stock of JB Properties. This subsidiary is for the purpose of owning real estate acquired in loan foreclosures. The Trusts are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

On October 26, 1999, the company sold 1,100,000 shares of its common stock at $10 per share and on November 30, 1999 sold 50,000 additional shares for a total of 1,150,000 shares (1,897,493 after adjustment for our 3 for 2 stock split in 2003 and subsequent 10% stock dividend in 2006). The offering raised approximately $10.6 million, net of underwriting discounts, commissions and offering expenses.

On June 26, 2003, Trust I offered and sold $6.0 million of floating rate securities. The company received the proceeds from the issuance of these securities and has reflected the obligation resulting from the receipt of the proceeds as junior subordinated debentures in the balance sheets. The company invested $186,000 in the Trust.

On November 17, 2003, shareholders of record as of November 3, 2003, received one additional share of stock for every two shares of stock owned prior to the 3 for 2 stock split. All fractional shares were paid in cash. On June 20, 2006, the company's Board of Directors approved a 10% stock dividend to the company's shareholders. The record date was July 24, 2006 and the distribution date was August 14, 2006. All fractional shares were paid in cash. Earnings per share and average shares outstanding have been adjusted to reflect the 3 for 2 stock split and the subsequent 10% stock dividend for all periods shown.

On September 24, 2004, the company received $14.3 million from the sale of 800,000 shares of common stock at a price of $17.875 (880,000 shares at a price of $16.25 after adjustment for the 10% stock dividend in 2006). On October 15, 2004, the company's underwriter exercised its option to purchase an additional 120,000 shares at the same price (132,000 shares after adjustment for the 10% stock dividend in 2006). The total gross proceeds were approximately $16.4 million. The net proceeds to the company after offering costs and underwriter's discount were approximately $14.9 million

On December 22, 2005, Trust II offered and sold $7.0 million of floating rate securities. The company received the proceeds from the issuance of these securities and has reflected the obligation resulting from the receipt of the proceeds as junior subordinated debentures in the company's balance sheets. The company invested $217,000 in the Trust.

Non-GAAP Financial Information

This report also contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). Management uses these non-GAAP measures to analyze the company's performance in comparison to prior years. The company incurred a one-time impairment charge of $1.5 million during 2005 which is discussed further in "Income Statement Review – Noninterest expenses." During 2007, the company recorded a $319,291 gain on sale of long lived assets. Management uses operating measures, which exclude the impairment charge, in the calculation of certain company ratios to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations. These disclosures should not be viewed as a substitute for GAAP measures, and furthermore, the company's non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies. (See Item 6. Selected Financial Data.)

Marketing Focus

Greenville First Bank commenced operations in January 2000 and at that time was the first community bank organized in the city of Greenville, South Carolina in over 10 years. During the 1990s, several community banks operating in the Greenville market were acquired by larger regional financial institutions. We formed Greenville First to take advantage of market opportunities resulting from this continued consolidation of the financial services industry. Responding to this opportunity, we created a marketing plan focusing on the professional market in Greenville, including doctors, dentists, and small business owners. We serve this market with a client-focused structure called relationship teams, which provides each client with a specific banker contact and support team responsible for all of the client's banking needs. The purpose of this structure is to provide a consistent and superior level of professional service, and we believe it provides us with a distinct competitive advantage. We consider exceptional client service to be a critical part of our culture, which we refer to as "ClientFIRST." We emphasize this ClientFIRST culture in the training that we provide our employees, and we strive to reflect this ClientFIRST culture in all aspects of our business. During 2007, we opened an office in Columbia, South Carolina, broadening our market to include Richland and Lexington Counties and utilizing the same client-focused structure, culture, and marketing plan. In conjunction with our entrance into this new market, we changed the name of our bank to Southern First Bank; however, we continue to operate as Greenville First Bank in Greenville County.

Location and Service Area

Historically, our primary market was Greenville County, South Carolina. In January 2007, however, we entered into the Columbia market which includes Richland and Lexington Counties.

Greenville County is located in the upstate region of South Carolina, approximately midway between Atlanta and Charlotte on the heavily traveled I-85 business corridor. It is South Carolina's most populous county with approximately 421,000 residents. Greenville is also one of the state's wealthiest counties, with average household income of $51,794 as of June 30, 2007. In the past decade, Greenville County has attracted more than $6 billion in new business investments and 43,000 new jobs and is now considered the "economic engine of South Carolina." Greenville was also recognized by Expansion Management Magazine in 2007 as the 3rd top real estate market in the country for expanding and relocating businesses.

We opened our first branch office, located on The Parkway near Thornblade Country Club in Greenville, on March 14, 2005 and our second branch office, located in the mature and historic Augusta Road area of Greenville, on November 4, 2005. We believe that the demographics and growth characteristics of these locations will provide us with significant opportunities to further develop existing client relationships and expand our client base. We plan to open our third branch office in Greenville County on Woodruff Road during the second quarter of 2008.

Columbia, South Carolina is the State capital and largest city in the State. Columbia is home to Fort Jackson, the largest and most active initial entry training center of the United States Army. Richland County is the 2nd largest county in the State with a population of approximately 357,000 residents, while Lexington County is the 5th largest county with a population of approximately 244,000. From 2000 to 2007, the combined estimated population of Richland and neighboring Lexington counties grew 12.0% to approximately 601,000 with FDIC deposits increasing to $12.5 billion as of June 31, 2007. The average household income for Richland and Lexington Counties combined was $53,251 as of June 30, 2007.

In January 2007, we opened our first office in Columbia as a loan production office which became a full-service branch in July 2007. We plan to open a second branch office in Lexington during the third quarter of 2008.

Lending Activities

General. We emphasize a range of lending services, including real estate, commercial, and equity-line consumer loans to individuals and small- to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market area. Our underwriting standards vary for each type of loan, as described below. Since loans typically provide higher interest yields than other types of interest-earning assets, we invest a substantial percentage of our earning assets in our loan portfolio. At December 31, 2007, we had net loans of $503.1 million, representing 80.1% of our total assets.

We have focused our lending activities primarily on the professional markets in Greenville and Columbia, including doctors, dentists, and small business owners. By focusing on this client base and by serving each client with a consistent relationship team of bankers, we have generated a loan portfolio with larger average loan amounts than we believe is typical for a community bank. As of December 31, 2007, our average loan size was approximately $210,000. Excluding home equity lines of credit, the average loan size was approximately $239,000. At the same time, we have strived to maintain a diversified loan portfolio and limit the amount of our loans to any single client. As of December 31, 2007, our 10 largest client loan relationships represented approximately $78.4 million, or 15.4% of our loan portfolio.

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered by an officer with a higher lending limit or by the officers' loan committee, which is comprised of our four most senior lenders and our chief credit officer. The officers' loan committee has pre-determined lending limits, and any loans in excess of this lending limit will be submitted for approval by the finance committee of our board or by the full board. We do not make any loans to any director or executive officer of the bank unless the loan is approved by the board of directors of the bank and all loans to directors, officers and employees are on terms not more favorable to such person than would be available to a person not affiliated with the bank, consistent with federal banking regulations.

Management monitors exposure to credit risk from potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, as well as concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. As of December 31, 2007, approximately $57.3 million, or 11.3% of our loans had loan-to-value ratios which exceeded regulatory supervisory limits, of which 71 loans totaling approximately $16.6 million had loan-to-value ratios of 100% or more. These types of loans are subject to strict underwriting standards and are more closely monitored than a loan with a low loan-to-value ratio. In addition, our allowance for loan loss model considers and allocates a higher reserve for these types of loans. Furthermore, there are industry practices that could subject the company to increased credit risk should economic conditions change over the course of a loan's life. For example, the company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). The various types of loans are individually underwritten and monitored to manage the associated risks.

Credit Administration and Loan Review. We maintain a continuous loan review system. We also apply a credit grading system to each loan, and we use an independent process to review the loan files on a test basis to assess the grading of each loan. The bank has a chief credit officer that reviews performance benchmarks established by management in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. Each loan officer is responsible for each loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. Our internal lending limit is tiered based on our assessment of the lending relationship. Generally, our limit represents approximately 70% of the bank's legal lending limit. The board of directors will adjust the internal lending limit as deemed necessary to continue to mitigate risk and serve the bank's clients. Based upon the capitalization of the bank at December 31, 2007, the maximum amount we would lend to one borrower is $7.0 million. The bank's legal lending limit will increase or decrease in response to increases or decreases in the bank's level of capital. We are able to sell participations in our larger loans to other financial institutions, which allow us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.

Real Estate Mortgage Loans. The principal component of our loan portfolio is loans secured by real estate mortgages. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. At December 31, 2007, loans secured by first or second mortgages on real estate made up approximately 81.3% of our loan portfolio.

These loans will generally fall into one of four categories: commercial real estate loans, construction and development loans, residential real estate loans, or home equity loans. Most of our real estate loans are secured by residential or commercial property. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. We generally charge an origination fee for each loan which is taken into income over the life of the loan as an adjustment to the loan yield. Other loan fees consist primarily of late charge fees. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan. Although, the loans are collateralized by real estate, the primary source of repayment may not be the sale of real estate.

- *Commercial Real Estate Loans.* At December 31, 2007, our individual commercial real estate loans ranged in size from approximately $13,000 to $5.3 million, with an average loan size of approximately $476,000. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. We also generally require that a borrower's cash flow exceeds 115% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. At December 31, 2007, commercial real estate loans (other than construction loans) amounted to $261.7 million, or approximately 51.4% of our loan portfolio. Of our commercial real estate loan portfolio, $147.5 million in loans were not owner-occupied properties, representing 49.1% of our commercial real estate portfolio and 29.0% of our total loan portfolio. The remainder of our commercial real estate loan portfolio, $114.2 million in loans or 38.0% of the commercial loan portfolio, were owner-occupied. Owner-occupied loans represented 22.4% of our total loan portfolio.

- *Construction and Development Real Estate Loans.* We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes. At December 31, 2007, our commercial construction and development real estate loans ranged in size from approximately $68,000 to $4.9 million, with an average loan size of approximately $648,000. At December 31, 2007, our individual residential construction and development real estate loans ranged in size from approximately $40,000 to $946,000, with an average loan size of approximately $377,000. The duration of our construction and development loans generally is limited to 18 months, although payments may be structured on a longer amortization basis. Commercial construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and sometimes on the sale of the property. Specific risks include:

- cost overruns;
- mismanaged construction;
- inferior or improper construction techniques;
- economic changes or downturns during construction;
- a downturn in the real estate market;
- rising interest rates which may prevent sale of the property; and
- failure to sell completed projects in a timely manner.

We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees where possible and by keeping the loan-to-value ratio of the completed project at or below 80%. At December 31, 2007, total construction loans amounted to $45.6 million, or 9.0% of our loan portfolio. Included in the $45.6 million was $38.5 million, or 7.6% of our loan portfolio, that were commercial construction, and $7.2 million, or 1.4% of our loan portfolio, that were consumer construction loans.

- *Residential Real Estate Loans and Home Equity Loans.* We do not generally originate traditional long term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. At December 31, 2007, our individual residential real estate loans ranged in size from $3,600 to $2.7 million, with an average loan size of approximately $281,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 85%. We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We typically offer these fixed rate loans through a third party rather than originating and retaining these loans ourselves. We also offer home equity lines of credit. At December 31, 2007, our individual home equity lines of credit ranged in size from $1,000 to $1.9 million, with an average of approximately $96,000. Our underwriting criteria and the risks associated with home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of five years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity. At December 31, 2007, residential real estate loans (other than construction loans) amounted to $106.6 million, or 21.0% of our loan portfolio. Included in the residential real estate loans was $59.8 million, or 11.7% of our loan portfolio, in first and second mortgages on individuals' homes, and $46.8 million, or 9.2% of our loan portfolio, in home equity loans.

Commercial Business Loans. We make loans for commercial purposes in various lines of businesses, including the manufacturing, service industry, and professional service areas. At December 31, 2007, our individual commercial business loans ranged in size from approximately $4,000 to $3.0 million, with an average loan size of approximately $142,000. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. At December 31, 2007, commercial business loans amounted to $86.9 million, or 17.1% of our loan portfolio.

We are eligible to offer small business loans utilizing government enhancements such as the Small Business Administration's ("SBA") 7(a) program and SBA's 504 programs. These loans typically are partially guaranteed by the government, which helps to reduce their risk. Government guarantees of SBA loans do not exceed, and are generally less than, 80% of the loan. As of December 31, 2007, we had not originated any small business loans utilizing government enhancements.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with terms negotiable. At December 31, 2007, our individual consumer loans ranged in size from

$200 to $469,000, with an average loan size of approximately $18,000. Our installment loans typically amortize over periods up to 60 months. We will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. At December 31, 2007, consumer loans amounted to $9.1 million, or 1.8% of our loan portfolio.

Deposit Services

Our principal source of funds is core deposits. We offer a full range of deposit services, including checking accounts, commercial checking accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. Because of the historically low interest rate environment in the last three years, we have chosen to obtain a portion of our deposits from outside our local markets. Our out-of-market, or wholesale, certificates of deposits represented 37.6% of total deposits at December 31, 2007. The deposits obtained outside of our market area generally have lower rates than rates being offered for certificates of deposits in our local market. This funding strategy allowed us to operate in only four locations, maintain a smaller staff, and not incur significant marketing costs to advertise deposit rates, which in turn has allowed us to maintain our focus on growing our loan portfolio. In an effort to obtain lower costing deposits, we are focusing on expanding our retail deposit program. Accordingly, we plan to open two new retail deposit offices, one in the second quarter of 2008 and the other in the third quarter of 2008, which will assist us in obtaining low cost transaction accounts that are less affected by rising rates. Deposit rates are reviewed regularly by senior management of the bank. We believe that the rates we offer are competitive with those offered by other financial institutions in our area. We focus on customer service and our ClientFIRST culture to attract and retain deposits.

Other Banking Services

We offer other bank services including safe deposit boxes, traveler's checks, direct deposit, United States Savings Bonds, and banking by mail. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We also receive ATM transaction fees from transactions performed by our clients. We are associated with the Honor, Cirrus, and Master-Money ATM networks, which are available to our clients throughout the country. Since we outsource our ATM services, we are charged related transaction fees from our ATM service provider. We have contracted with Fidelity Integrated Financial Solutions, an outside computer service company, to provide our core data processing services and our ATM processing. By outsourcing these services, we believe we are able to reduce our overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fee charged is directly related to the number of loan and deposit accounts and the related number of transactions we have during the period. We believe that by being associated with a shared network of ATMs, we are better able to serve our clients and are able to attract clients who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association is critical to our success. We also offer Internet banking services, bill payment services, and cash management services. We do not expect to exercise trust powers during our next few years of operations.

Competition

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in Greenville and Richland Counties and elsewhere.

As of June 30, 2007, there were 29 financial institutions other than us in our primary market, Greenville County and 28 other financial institutions in the Columbia market. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, Wachovia, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

We believe our commitment to quality and personalized banking services through our ClientFIRST culture is a factor that contributes to our competitiveness and success.

Market Share

As of June 30, 2007, the most recent date for which market data is available, total deposits in the bank's primary service area, Greenville County, were over $9.6 billion, which represented a 14.3% deposit increase from 2006. At June 30, 2007, the bank represented 4.1% of the market.

Our Columbia location did not become full-service branch until after June 30, 2007; therefore, the most recent market data reflects no market share in the Columbia market. Our service area in the Columbia market will include both Lexington and Richland counties which combined represented over $11.3 billion in deposits as of June 30, 2007.

Employees

At March 17, 2008, we employed a total of 81 full-time and 2 part-time employees. We believe that our relations with our employees are good.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Southern First Bancshares, Inc.

We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Change in Control. In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated there under, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under Section 12 of the Securities Exchange Act. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of a bank holding company. Additionally, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements. The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Southern First Bank - Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make capital contributions to the bank, and these loans may be repaid from dividends paid from the bank to the company.

Our ability to pay dividends is subject to regulatory restrictions as described below in "Southern First Bank – Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the "S.C. Board"). We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Southern First Bank, N.A.

The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. The OCC and the FDIC regulate or monitor virtually all areas of the bank's operations, including

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The OCC requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of Total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for both the company and the bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well-capitalized," the bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system is discussed in greater detail below.

The OCC also requires the bank to prepare annual reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Prompt Corrective Action. As an insured depository institution, the bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the OCCr's prompt corrective action regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

- Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

- Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

- Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

- Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the OCC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the OCC that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of December 31, 2007, the bank was deemed to be "well capitalized."

Standards for Safety and Soundness. The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement these required standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the OCC determines that the bank fails to meet any standards prescribed by the Guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the OCC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Deposit Insurance and Assessments. Deposits at the bank are insured by the Deposit Insurance Fund (the "DIF") as administered by the FDIC, up to the applicable limits established by law – generally $100,000 per accountholder and $250,000 for certain retirement accountholders. In accordance with regulations adopted to implement the Federal Deposit Insurance Reform Act of 2005 ("FDIRA"), deposit insurance premium assessments are based upon perceived risks to the DIF, by evaluating an institution's supervisory ratios and other financial ratios and then determining insurance premiums based upon the likelihood an institution could be downgraded to a CAMELS 3 or worse in the succeeding year. As a result, institutions deemed to pose less risk, pay lower premiums than those institutions deemed to pose more risk, which pay more.

FDIRA caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC is required to issue cash dividends, awarded on a historical basis, for half of the amount of the excess. Pursuant to the FDIRA, the FDIC will begin to indexing deposit insurance coverage levels for inflation beginning in 2012. Moreover, if we become undercapitalized we cannot accept employee benefit plan deposits.

In November 2006, the FDIC adopted final regulations that set the deposit insurance assessment rates that took effect in 2007. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information—supervisory risk ratings for all institutions, financial ratios for most institutions, including the company, and long-term debt issuer ratings for large institutions that have such ratings. The new premium rate structure imposes a minimum assessment of from five to seven cents for every $100 of domestic deposits on institutions that are assigned to the lowest risk category. This category is expected to encompass substantially all insured institutions, including the bank. A one time assessment credit is available to offset up to 100% of the 2007 assessment. Any remaining credit can be used to offset up to 90% of subsequent annual assessments through 2010. For institutions assigned to higher risk categories, the premium that took effect in 2007 ranges from ten cents to forty-three cents per $100 of deposits.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (FICO). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2006 ranged from 1.32 cents to 1.24 cents per $100 of assessable deposits. For the first quarter of 2007, the FICO assessment rate was 1.22 cents per $100 of assessable deposits.

Transactions with Affiliates and Insiders. The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

The bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Federal Reserve Board has issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

- a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

Dividends. A national bank may not pay cash dividends from its permanent capital. All cash dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a cash dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all cash dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. However, South Carolina law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these arrangements on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Community Reinvestment Act requires that the OCC evaluate the record of the bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.

Finance Subsidiaries. Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. The bank and its "institution-affiliated parties," including its management, employees agents independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act. The USA PATRIOT Act became effective on October 26, 2001, amended, in part, the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the bank's policy not to disclose any personal information unless required by law.

Like other lending institutions, the bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") authorizes states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Check 21. The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Item 1A. Risk Factors.

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K, including our consolidated financial statements and related notes.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth and may not even be able to continue to grow our business at all. Because of our relatively small size and short operating history, it may be difficult for us to generate similar earnings growth as we continue to expand, and consequently our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for probable losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical loan loss experience;
- evaluation of economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality; and
- the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods may exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

Due to the rapid growth of our bank over the past several years and our relatively short operating history, a large portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

An economic downturn, especially one affecting our service markets, could reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 87.6% of our interest income for the year ended December 31, 2007. If an economic downturn occurs in the economy as a whole, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

Our small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

We target the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions negatively impact these businesses in the markets in which we operate, our business, financial condition, and results of operation may be adversely affected.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Changes in prevailing interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are dependent on key individuals and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

R. Arthur Seaver, Jr., our chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our growth. If we lose the services of Mr. Seaver, he would be difficult to replace and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel, including Justin Strickland, Jim Austin, Fred Gilmer, III, Eddie Terrell, and Gwen Bridges. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our growth strategy and seriously harm our business, results of operations, and financial condition.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, for the years ended December 31, 2007 and 2008, we are required to comply with Section 404 of the Sarbanes-Oxley Act and our management will be required to issue a report on our internal controls over financial reporting. For the year ended December 31, 2008, our independent registered public accounting firm will be required to attest to our internal control over financial reporting, in addition to our management's assessment. We expect these new rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We have evaluated our internal control systems in order to allow management to report on our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2007. We did not identify any significant deficiencies or material weaknesses in our internal control over financial reporting.

In addition, the new rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. To support our continued growth, we may need to raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

Liquidity needs could adversely affect our financial condition and results of operation.

Dividends from our bank provide once source of funds. The primary sources of funds of our bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We face strong competition for clients, which could prevent us from obtaining clients and may cause us to pay higher interest rates to attract clients.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our client base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We will face risks with respect to future expansion and acquisitions or mergers.

We may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets, as we did in Columbia, South Carolina in 2007. We may also expand our lines of business or offer new products or services. These activities would involve a number of risks, including:

- the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;
- the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

To expand our upstate franchise successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established financial institutions. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy requires both management and financial resources and is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new offices effectively would limit our growth and could materially adversely affect our business, financial condition, and results of operations.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2007, approximately $57.3 million of our loans, or 11.3% of total loans and 89.6% of our bank's risk-based capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which seventy-one loans totaling approximately $16.6 million had loan-to-value ratios of 100% or more. Included in the $57.3 million of loans that exceeded supervisory guidelines at December 31, 2007, $25.2 million of our commercial loans, or 5.0% of total loans, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the amount of loss given default on the loan.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2007, approximately 81.3% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition. Our loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

A large percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers to take certain steps that vary depending on the type and amount of the loan, prior to closing a loan. These steps include, among other things, making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. As of December 31, 2007, approximately 7% of the loans in our portfolio included collateral exceptions to our loan policies, which is less than our internal 15% limit. As a result of these exceptions, such loans may have a higher risk of loan loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

In January 2007, we relocated our main office and headquarters facility to Verdae Boulevard near downtown Greenville, South Carolina. The building is a full service banking facility with three drive-through banking stations and an automatic teller machine. We have a ten-year, five-month lease on the building.

We opened our Parkway office on March 14, 2005, which is located in the Thornblade area of Greenville, South Carolina, near the intersection of I-85 and Pelham Road. We own these premises.

We opened our Augusta Road office, in Greenville, South Carolina, on November 4, 2005. We lease the land for this office from Augusta Road Holdings, LLC, which is owned by one of our directors, Mark A. Cothran, and own the banking office. The initial term of the land lease is 20 years.

In January 2007, we opened a loan production office on Lady Street in Columbia, South Carolina which became a full-service branch office in July 2007. We have an eighteen month lease on this building. In January 2008, we announced our plans for a new regional headquarters building in Cayce, South Carolina near the historic Guignard brick works. We plan to relocate our Lady Street office to the new Cayce building in March 2009.

We plan to open two full-service branches in 2008. We own the land and are in the process of constructing a branch office on Woodruff Road, in Greenville County. In addition, we are constructing a branch office in Lexington County at the intersection of Saluda Springs Road and Highway 378. We have a land lease on this property with an initial term of 20 years.

We believe that all of our properties are adequately covered by insurance.

Item 3. Legal Proceedings.

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Item 5. Market for Common Equity and Related Stockholder Matters.

Our common stock is currently traded on the NASDAQ Global Market under the symbol "SFST." From the date of our initial public offering on October 26, 1999 to September 24, 2004, our common stock had been quoted on the OTC Bulletin Board under the symbol "GVBK." On September 24, 2004, our common stock began trading on the NASDAQ Global Market. On July 2, 2007, we changed our symbol to "SFST" in conjunction with the change in our corporate name to Southern First Bancshares. We had approximately 1,000 shareholders of record on March 15, 2008.

The following table shows the reported high and low common stock prices reported by the NASDAQ Global Market for 2007 and 2006.

2007	High	Low
First Quarter	$ 21.77	$ 20.09
Second Quarter	21.86	20.19
Third Quarter	21.38	17.75
Fourth Quarter	19.00	13.58
2006	**High**	**Low**
First Quarter	$ 22.72	$ 20.91
Second Quarter	22.65	22.52
Third Quarter	20.20	18.50
Fourth Quarter	22.46	18.53

The following graph summarizes a five-year comparison of cumulative returns for the company, the Standard and Poor (the "S&P") 500 Index, and the SNL Southeast Bank Index. The graph assumes $100 invested on December 31, 2002 in the company's common stock and in each of the indices indicated.


$350
$300
$250
$200
$150
$100
$50
$0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Southern First
S&P 500
SNL Southeast Bank Index

	12/02	12/03	12/04	12/05	12/06	12/07
Southern First Bancshares, Inc.	$ 100	210	229	289	276	176
S&P 500 Index	$ 100	129	143	150	173	183
SNL Southeast Bank Index	$ 100	126	149	152	179	135

We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay cash dividends depends primarily on the ability of our subsidiary, Southern First Bank, to pay dividends to us. As a national bank, Southern First Bank may only pay cash dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a cash dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC will be required if the total of all cash dividends declared in any calendar year by the bank exceeds the bank's net profits to date for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. The OCC also has the authority under federal law to enjoin a national bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a cash dividend under certain circumstances.

The following table sets forth equity compensation plan information at December 31, 2007. The number of shares and the exercise prices for options and warrants has been adjusted for the 3 for 2 stock split in 2003 and the subsequent 10% stock dividend in 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders			
Stock options (1)	268,139	$ 8.76	143,199
Restricted stock	2,500	21.63	8,500
Equity compensation plans not approved by security holders(2).............	204,192	$ 6.06	-
Total	474,831	$ 7.67	151,699

(1) The number of shares of common stock available under the 2000 Greenville First Bancshares, Inc. Stock Incentive Plan automatically increases each time we issue additional shares so that it continues to equal 15% of our total outstanding shares. Our board of directors has approved 436,424 shares of common stock to be issued as stock options.

(2) Each of our organizers received, for no additional consideration, a warrant to purchase one share of common stock for $6.06 per share for every two shares purchased during our initial public offering. The warrants are represented by separate warrant agreements. All of the warrants have vested and are exercisable in whole or in part during the ten-year period following that date. The warrants may not be assigned, pledged, or hypothecated in any way. The 204,192 of shares issued pursuant to the exercise of such warrants are transferable, subject to compliance with applicable securities laws. If the South Carolina Board of Financial Institutions or the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited, if not immediately exercised.

Item 6. Selected Financial Data

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars and shares in thousands, except per share amounts)				
Summary Balance Sheet Data:					
Assets	$ 628,129	509,344	405,313	315,811	230,841
Federal funds sold	9,257	7,467	19,381	1,394	2,843
Investment securities	87,507	74,304	36,131	29,162	15,759
Loans, net (1)	503,098	397,234	334,041	276,630	206,077
Allowance for loan losses	5,751	4,949	4,490	3,717	2,705
Deposits	412,821	345,504	254,148	204,864	168,964
Securities sold under agreement to repurchase and federal funds purchased	-	-	14,680	13,100	9,297
FHLB advances and related debt	158,520	108,500	79,500	60,660	32,500
Junior subordinated debentures	13,403	13,403	13,403	6,186	6,186
Shareholders' equity	38,278	34,583	30,473	28,079	11,187
Summary Results of Operations Data:					
Interest income	$ 39,520	30,929	21,670	13,965	9,722
Interest expense	22,781	16,579	9,585	5,317	3,618
Net interest income	16,739	14,350	12,085	8,648	6,104
Provision for loan losses	2,050	1,650	1,000	1,310	1,050
Net interest income after provision for loan losses	14,689	12,700	11,085	7,338	5,054
Noninterest income	1,262	579	826	761	422
Noninterest expenses	10,875	7,351	7,856	4,852	3,853
Income before income tax expense	5,076	5,928	4,055	3,247	1,623
Income tax expense	1,641	2,027	1,541	1,234	617
Net income	$ 3,435	3,901	2,514	2,013	1,006
Net operating income(4)	$ 3,224	3,901	3,444	2,013	1,006
Per Share Data(2):					
Net income, basic	$ 1.17	1.33	.86	.93	.53
Net income, diluted	$ 1.06	1.20	.78	.82	.48
Book value	$ 12.99	11.79	11.46	10.60	6.49
Weighted average number of common shares outstanding:					
Basic	2,942	2,932	2,922	2,169	1,897
Diluted	3,234	3,238	3,223	2,464	2,069
Performance Ratios:					
Return on average assets:					
GAAP	0.60 %	0.85 %	0.70 %	0.73 %	0.52 %
Operating(4)	0.54 %	0.85 %	0.96 %	0.73 %	0.52 %
Return on average equity:					
GAAP	9.40 %	11.95 %	8.44 %	12.37 %	9.28 %
Operating(4)	8.53 %	11.95 %	11.56 %	12.37 %	9.28 %
Net interest margin, tax equivalent	3.05 %	3.27 %	3.45 %	3.17 %	3.24 %
Loan to deposit ratio(1)	123.26 %	116.40 %	133.20 %	136.85 %	123.57 %
Efficiency ratio(3):					
GAAP	60.41 %	49.24 %	60.85 %	51.58 %	59.04 %
Operating(4)	61.50 %	49.24 %	49.23 %	51.58 %	59.04 %
Asset Quality Ratios:					
Nonperforming assets, past due and restructured loans to total loans(1)	0.92 %	0.62 %	0.14%	0.27 %	0.21 %
Nonperforming assets, past due and restructured loans to total assets	0.75 %	0.49 %	0.12 %	0.24 %	0.19 %
Net charge-offs to average total loans(1)	0.27 %	0.32 %	0.07 %	0.12 %	0.10 %
Allowance for loan losses to nonperforming loans	129.65 %	332.46 %	962.74 %	502.84 %	609.35 %
Allowance for loan losses to total loans(1)	1.13 %	1.23 %	1.33 %	1.33 %	1.30 %

Item 6. Selected Financial Data, Continued

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Capital Ratios:					
Average equity to average assets	6.35 %	7.15 %	8.36 %	5.87 %	5.57 %
Leverage ratio	8.30 %	9.40 %	11.60 %	11.00 %	6.09 %
Tier 1 risk-based capital ratio	10.00 %	11.90 %	13.60 %	13.40 %	7.78 %
Total risk-based capital ratio	11.10 %	13.10 %	14.90 %	14.60 %	10.24 %
Growth Ratios and Other Data:					
Percentage change in net income	(11.93)%	55.15 %	24.89 %	100.10 %	33.78 %
Percentage change in diluted net income per share	(11.67)%	53.85 %	(4.44)%	69.81 %	23.26 %
Percentage change in assets	23.32 %	25.67 %	28.34 %	36.81 %	35.50 %
Percentage change in loans(1)	26.52 %	18.92 %	20.75 %	34.24 %	39.17 %
Percentage change in deposits	19.48 %	35.95 %	24.06 %	21.25 %	26.51 %
Percentage change in equity	10.68 %	13.49 %	8.53 %	151.00 %	9.33 %
Reconciliation of GAAP to Non-GAAP Measures:					
Net income, as reported (GAAP)	$ 3,435	3,901	2,514	2,013	1,006
Non-operating items:					
Gain on sale of long lived assets, net of income tax	(211)	-	-	-	-
Impairment on long lived assets, net of income tax	-	-	930	-	-
Net operating income (net income, excluding non-operating items)	$ 3,224	3,901	3,444	2,013	1,006
Noninterest income, as reported (GAAP)	$ 1,262	579	826	761	422
Non-operating items:					
Gain on sale of long lived assets	319	-	-	-	-
Operating noninterest expense (noninterest expense, excluding non-operating items)	$ 943	579	826	761	422
Noninterest expense, as reported (GAAP)	$ 10,875	7,351	7,856	4,852	3,853
Non-operating items:					
Impairment on long lived assets	-	-	1,500	-	-
Operating noninterest expense (noninterest expense, excluding non-operating items)	$ 10,875	7,351	6,356	4,852	3,853

(1) Includes nonperforming loans.

(2) Adjusted for all years presented giving retroactive effect to a three-for-two common stock split in November 2003 and subsequent 10% stock dividend in July 2006.

(3) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses.

(4) Return on average assets, return on average equity and the efficiency ratio, on an operating basis, are calculated using operating earnings and operating noninterest expense and are non-GAAP measures which have been calculated on a pro-forma basis above and are further explained in "General – Non-GAAP Financial Measures."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

CRITICAL ACCOUNTING POLICIES

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in footnote 1 to our audited consolidated financial statements as of December 31, 2007.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

GENERAL

We were incorporated in March 1999 to organize and serve as the holding company for Greenville First Bank, N.A. On July 2, 2007, we changed the name of our company and bank to Southern First Bancshares, Inc. and Southern First Bank, N.A. Since we opened our bank in January 2000, we have experienced consistent growth in total assets, loans, deposits, and shareholders' equity.

Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the difference between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients. We have also included a discussion of the various components of this noninterest income, as well as of our noninterest expense.

The efficiency ratio represents the percentage of one dollar of expense required to be incurred to earn a full dollar of revenue. We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income. For the year ended December 31, 2007, we spent $0.60 on average to earn each $1.00 of revenue.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this report.

Effect of Economic Trends

Following an economic decline and historically low interest rates that ended in the first six months of 2004, the Federal Reserve began increasing short-term rates as the economy showed signs of strengthening. Between July 2004 and July 2006, the Federal Reserve increased rates at 17 of their meetings for a total of 425 basis points. Between July 2006 and September 18, 2007, the Federal Reserve allowed short-term rates to remain unchanged. Beginning in July 2004 and continuing until September 18, 2007, our rates on both short-term or variable rate interest-earning assets and interest-bearing liabilities increased. The momentum of the 17 rate increases resulted in higher rates on interest-earning assets and higher interest-bearing liabilities during the first nine months of 2007; subsequently, as fixed rate loans, deposits, and borrowings have matured they have repriced at higher interest rates. In late September 2007, the Federal Reserve reversed their position and lowered the short-term rates initially by 50 basis points and by an additional 50 basis points in the fourth quarter of 2007. The Federal Reserve has continued to aggressively decrease rates by lowering the short-term rate 200 basis points in the first quarter of 2008. The results of the Federal Reserve's actions on September 18, 2007 had minimal net effect on our variable rate loans, investments, and borrowings; however, the initial 50 basis point decrease combined with the additional 50 basis point decrease in the fourth quarter of 2007 has caused the rates on our short-term or variable rate assets and liabilities to continue to decline. The following discussion includes our analysis of the effect that we anticipate changes in interest rates will have on our financial condition. However, we can give no assurances as to the future actions of the Federal Reserve or to the anticipated results that will actually occur.

Results of Operations

Income Statement Review

Summary

Net income for the year ended December 31, 2007 was $3.4 million, a 11.93% decrease from $3.9 million for the year ended December 31, 2006. The $465,352 decrease in net income resulted from a $3.5 million increase in noninterest expenses and a $400,000 increase in the provision for loan losses, partially offset by a $2.4 million increase in net interest income, a $682,757 increase in noninterest income, and $385,893 reduction in income tax expense. Our efficiency ratio was 60.4% for 2007, compared to 49.2% in 2006. The deterioration in the efficiency ratio is attributable to the expenses we incurred in 2007 relating to our expansion to the Columbia market and the move to our new headquarters in Greenville.

Our net income in 2006 increased $1.4 million, or 55.2%, compared to our net income of $2.5 million in 2005. The $1.4 million increase in net income resulted from a $2.3 million increase in net interest income and a $504,072 decrease in noninterest expenses, offset by a $650,000 increase in the provision for loan losses, a $246,286 decrease in noninterest income, and a $485,978 additional income tax expense. Our efficiency ratio was 49.2%, which compared favorably to 60.9% in 2005. The company's efficiency ratio for 2006 was unchanged from the operating efficiency ratio for 2005 which excluded the write-down on real estate.

Net Interest Income

Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. The continuous growth in our loan portfolio is the primary driver of the increase in net interest income. During the three years ended December 31, 2007, our loan portfolio increased an average of $74.5 million per year. The growth in 2007 was $106.7 million. We anticipate the growth in loans will continue to drive the growth in assets and the growth in net interest income. However, no assurance can be given that we will be able to continue to increase loans at the same levels we have experienced in the past.

Our decision to grow the loan portfolio at the current pace created the need for a higher level of capital and the need to increase deposits and borrowings. This loan growth strategy also resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments. At December 31, 2007, net loans represented 80.1% of total assets. However, as described below, we have also increased our level of deposits significantly. While we plan to continue our focus on increasing the loan portfolio, as rates on investment securities rose during the past twelve months and we obtained additional deposits, we increased the size of the investment portfolio. Our investment portfolio increased by $13.2 million during 2007. At December 31, 2007, investments and federal funds sold represented 15.4% of total assets.

The historically low interest rate environment that was experienced between January of 2000 and July of 2004, allowed us to obtain short-term borrowings and wholesale certificates of deposit at rates that were lower than certificate of deposit rates being offered in our local market. Therefore, we decided not to begin our retail deposit office expansion program until the beginning of 2005. This funding strategy allowed us to continue to operate in one location until 2005, maintain a smaller staff, and not incur marketing costs to advertise deposit rates, which in turn allowed us to focus on the fast growing loan portfolio.

We opened two retail deposit offices in 2005. During the third quarter of 2007, we converted our Columbia loan production office into a full service branch facility. Our focus for these three locations is to obtain low cost transaction accounts. Our goal is to increase both the percentage of assets being funded by "in market" retail deposits and to increase the percentage of low-cost transaction accounts to total deposits. We anticipate opening two aditional retail deposit offices during the second and third quarters of 2008, one in the Columbia market and one in the Greenville market. These offices will assist us in meeting the previously stated objectives. We believe that this growth strategy will provide additional clients in our two market areas and will eventually provide a lower alternative cost of funding. At December 31, 2007, retail deposits represented $257.5 million, or 41.0% of total assets, borrowings represented $171.9 million, or 27.4% of total assets, and wholesale out-of-market deposits represented $155.3 million, or 24.7% of total assets.

Our net interest income margin for the year ended December 31, 2007 exceeded our net interest spread because we had more interest-earning assets than interest-bearing liabilities. Average interest-earning assets exceeded average interest-bearing liabilities by $49.9 million and $46.0 million for the years ended December 31, 2007 and 2006, respectively.

In addition to the growth in both assets and liabilities, and the ratio of interest-earning assets to interest-bearing liabilities, net interest income is also affected by the timing of the repricing of our assets and liabilities, and the changes in interest rates earned on our assets and interest rates paid on our liabilities. Until September 18, 2007, our yields on interest earning assets and the rates that we paid for our deposits and borrowings continued to increase primarily as a result of the actions taken by the Federal Reserve to raise short-term rates prior to July 30, 2006. Our fixed rate loans were being originated or renewed at higher rates, while the rates on new or maturing interest-bearing liabilities were also higher than in the past. Our net interest spread declined since more of our rate-sensitive liabilities repriced than our rate-sensitive assets during the twelve month period ended December 31, 2007. Given the fact that the Federal Reserve increased short-term rates by 425 basis points between July 2004 and July 2006 and allowed rates to remain unchanged until September 18, 2007, we believed during most of 2006 and the first nine months of 2007 that short-term interest rates were at or near their peak. Therefore, we chose to increase the amount of fixed rate loans in our loan portfolio and targeted to have a significant portion of our liabilities to reprice within a twelve month period. On September 18, 2007, the Federal Reserve began to decrease short-term rates with an initial 50 basis point reduction and continued the decrease with an additional 50 basis points in the fourth quarter of 2007. While the bank had more assets that repriced down on December 31, 2007, we anticipate that the amount of liabilities that will reprice over the next three months will "neutralize" the immediate downward negative impact and then we believe we will begin to have a positive impact on our net interest income for the next nine months.

As more fully discussed in the "Market Risk" and "Liquidity and Interest Rate Sensitivity" sections below, at December 31, 2007, 62.2% of our loans had fixed rates. During 2006 and 2007, we have placed more emphasis on fixed rate loans. Our fixed rate loans as a percentage of total loans increased from 51.2% at December 31, 2006 to 62.2% at December 31, 2007. While our percentage of fixed rate loans has increased, our focus during the past three years has been to obtain short-term liabilities to fund our asset growth. This strategy has resulted in our ability to move from being asset sensitive to being liability sensitive. We are currently positioned to benefit from lower market rates and to be negatively impacted by higher market rates.

At December 31, 2007, 87.9% of our interest-bearing liabilities were either variable rate or had a maturity of less than one year. Therefore, we believe that we are positioned to benefit from future decreases in short-term rates. Conversely, future increases in short-term rates would likely have a negative effect on our earnings. At December 31, 2007, we had $200.9 million more liabilities than assets that reprice within the next twelve months. Based on a review of our deposit portfolio, we believe that the interest rates that we pay on the majority of our interest-bearing transaction accounts would only be impacted by a portion of any change in market rates. This key assumption is utilized in our overall evaluation of our level of interest sensitivity.

We have included a number of tables to assist in our description of various measures of our financial performance. For example, the "Average Balances, Income and Expenses, Yields and Rates" table shows the average balance of each category of our assets and liabilities as well as the yield we earned or the rate we paid with respect to each category during 2007, 2006, and 2005. A review of these tables shows that our loans typically provide higher interest yields than do other types of interest-earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table demonstrates the effect of changing interest rates and changing volume of assets and liabilities on our financial condition during the periods shown. A review of these tables shows that as short-term rates continued to rise, the increase in net interest income is more affected by the changes in rates than in prior years. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included tables to illustrate our interest rate sensitivity with respect to interest-earning and interest-bearing accounts. Finally, we have included various tables that provide detail about our investment securities, our loans, our deposits, and borrowings.

The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields or costs by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the same periods, we had no interest-bearing deposits in other banks or any securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. Nonaccrual loans are included in earning assets in the following tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income on loans.

Average Balances, Income and Expenses, Yields and Rates
For the Years Ended December 31,

	2007			2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
Earning assets:									
Federal funds sold	$ 10,579	$ 540	5.10 %	$ 9,091	$ 473	5.21 %	$ 3,129	$ 105	3.32 %
Investment securities, taxable	77,589	4,224	5.44 %	54,151	2,773	5.12 %	36,873	1,634	4.43 %
Investment securities, nontaxable (1)	3,890	213	5.47 %	1,404	81	5.74 %	-	-	-
Loans	459,245	34,612	7.54 %	375,351	27,630	7.36 %	310,317	19,931	6.42 %
Total earning assets	551,303	39,589	7.18 %	439,997	30,957	7.04 %	350,319	21,670	6.19 %
Nonearning assets	23,184			16,949			6,695		
Total assets	$ 574,487			$ 456,946			$ 357,014		
Interest-bearing liabilities:									
NOW accounts	$ 34,338	$ 571	1.66 %	$ 35,048	$ 649	1.85%	$ 28,153	$ 390	1.39 %
Savings & money market	87,883	3,088	3.51 %	80,687	2,751	3.41 %	48,815	931	1.91 %
Time deposits	235,105	12,112	5.15 %	163,879	7,740	4.72 %	129,735	4,715	3.63 %
Total interest-bearing deposits	357,059	15,771	4.41 %	279,614	11,140	3.98 %	206,703	6,036	2.92 %
FHLB advances and related debt	129,736	5,956	4.59 %	91,525	3,985	4.35 %	74,013	2,548	3.44 %
Other borrowings	14,576	1,054	7.23 %	22,856	1,454	6.36 %	23,849	1,001	4.20 %
Total interest-bearing liabilities	501,371	22,781	4.54 %	393,995	16,579	4.21 %	304,565	9,585	3.15 %
Noninterest-bearing liabilities	36,303			30,298			22,608		
Shareholders' equity	36,546			32,653			29,841		
Total liabilities and shareholders' equity	$ 574,487			$ 456,946			$ 357,014		
Net interest spread			2.64 %			2.83 %			3.04 %
Net interest income (tax equivalent)/margin		$ 16,808	3.05 %		$ 14,378	3.27 %		$ 12,085	3.45 %
Less: tax-equivalent adjustment (1)		(69)			(28)			-	
Net interest income		16,739			14,350			12,085	

Our net interest spread was 2.64% for the year ended December 31, 2007, compared to 2.83% for the year ended December 31, 2006 and 3.04% for the year ended December 31, 2005. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

The 19 basis point reduction in our net interest spread resulted primarily from the lower spreads on our $111.3 million growth in average earning assets in the twelve months of 2007 compared to the same period in 2006. The additional earning assets and liabilities yielded 2.09%, a lower than historical net spread, which caused the overall net interest spread to decline by 15 basis points. The remaining 4 basis point reduction in net interest spread resulted from the immediate impact of loans repricing while liabilities reprice over a longer period. Therefore, once short-term market rates stop decreasing, certain short-term liabilities such as one year certificates of deposit will continue to slowly reprice downward to the current market rates as they mature.

During 2006 and 2007, management determined that the bank had capital to support additional asset growth. Consequently, given the flat interest rate environment, both earnings and return on equity could be increased with additional assets and liabilities even if the net interest spreads were at less than historical levels. Accordingly, $27.4 million or 24.6% of the total growth in earning assets occurred in investments and federal funds, yielding a combined weighted rate of 5.40% for 2007. The remaining growth in earning assets of $83.9 million, or 75.4% of the total growth, occurred in loans which yielded a weighted rate of 7.54% in the twelve months of 2007. This combination of investments, federal funds, and loans yielded a weighted rate of 7.01%.

The growth of $111.3 million in earning assets was funded primarily with $29.9 million in borrowings with a weighted rate of 4.86% and $71.0 million in certificates of deposit with a weighted rate of 5.16% for the year ended December 31, 2007. Since the total growth in earning assets was funded with higher borrowing and certificate of deposit rates, the combined funding cost was 5.04%.

If short term rates continue to decline and a portion of our loans reprice immediately while liabilities reprice on average of twelve months, we anticipate a continued decline in net interest spread until the variable rate liabilities have also repriced downward to market rates.

Our net interest margin is calculated as net interest income divided by average interest-earning assets. Our net interest margin for the period ended December 31, 2007 was 3.05%, compared to 3.27% for the year ended December 31, 2006 and 3.45% for the year ended December 31, 2005. During the twelve-month periods ended December 31, 2007, 2006 and 2005, interest earning assets exceeded interest bearing liabilities by $49.9 million, $46.0 million, and $45.8 million, respectively. During 2007, interest-earning assets averaged $551.3 million, compared to $440.0 million in 2006 and $350.3 million in 2005.

Despite the reduction in short-term rates primarily in the fourth quarter of 2007, our loan yield increased 18 and 94 basis points for the years ended December 31, 2007 and 2006 compared to prior years. This increase is a result of loans maturing or being renewed at rates higher than their original rates through the first nine months of 2007 as well as the impact of higher market rates on our variable rate loans which represent approximately 38% of the loan portfolio at December 31, 2007. Offsetting the increase in our loan yield was a 44 and 106 basis point increase in the cost of our interest-bearing deposits for the years ended December 31, 2007 and 2006 compared to the same period in 2006 and 2005. The increases in the rate on our time deposits is also due to the renewal rates on time deposits being much higher during the first nine months of 2007 than those in the past. In addition, the cost of our savings and money market accounts has increased by 10 basis points in 2007 and 150 basis points in 2006 as we have increased the rates we offered during a significant part of 2007 on these products to stay competitive in response to the increase in short-term market rates. The 24 and 91 basis point increases in FHLB advances and related debt and the 87 and 216 basis point increases in other borrowed funds during 2007 and 2006 compared to the same periods in the prior years resulted primarily from the repricing of matured FHLB advances to higher market rates and carrying a lower balance of other borrowings at higher rates. As of December 31, 2007, approximately 45% of our FHLB advances had variable rates, while all of our other borrowings had variable rates. At December 31, 2006 and 2005, approximately 46% and 37% of our FHLB advances had variable rates, respectively.

Net interest income, the largest component of our income, was $16.7 million, $14.4 million, and $12.1 million, for the years ended December 31, 2007, 2006, and 2005, respectively. Of the $2.4 million and $2.3 million increases in net interest income for the year 2007 and 2006, respectively, approximately $2.1 million and $3.2 million related to the impact of higher average interest-earning assets and interest-bearing liabilities during the years ended 2007 and 2006, respectively, compared to the same periods in 2006 and 2005. In addition, higher spreads on the average balances increased net interest income by approximately $161,000 in 2007 and lower spreads reduced net interest income by approximately $938,000 in 2006. Average earning assets were $111.3 million and $89.7 million higher during the twelve months ended December 31, 2007 and 2006, respectively, compared to the same periods in 2006 and 2005. During the same periods, average interest-bearing liabilities increased $107.4 million and $89.4 million, respectively.

Interest income for the year ended December 31, 2007 was $39.5 million, consisting of $34.6 million on loans, $4.4 million on investments, and $540,385 on federal funds sold. Interest income for the same period ended December 31, 2006 was $30.9 million, consisting of $27.6 million on loans, $2.8 million on investments, and $473,362 on federal funds sold. Interest income for 2005 was $21.7 million, consisting of $19.9 million on loans, $1.6 million on investments, and $104,414 on federal funds sold. Interest on loans for the years ended December 31, 2007, 2006 and 2005 represented 87.6%, 89.3% and 92.0%, respectively, of total interest income, while income from investments and federal funds sold represented 12.4%, 10.7% and 8.0% of total interest income for the years ended December 31, 2007, 2006 and 2005, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 83.3%, 85.3% and 88.6% of average interest-earning assets for the years ended December 31, 2007, 2006 and 2005, respectively. Included in interest income on loans for the years ended December 31, 2007, 2006 and 2005 was $720,056, $569,012 and $604,564, respectively, related to the net amortization of loan fees and capitalized loan origination costs.

Interest expense for the year ended December 31, 2007 was $22.8 million, a 37.4% increase compared to $16.6 million for the year ended December 31, 2006. For the years ended December 31, 2007 and 2006, interest expense consisted of $15.8 million and $11.1 million, respectively, related to deposits and $7.0 million and $5.4 million, respectively, related to borrowings. Interest expense for the year ended December 31, 2005 was $9.6 million, consisting of $6.0 million related to deposits and $3.5 million related to borrowings. Interest expense on deposits for the years ended December 31, 2007, 2006 and 2005 represented 69.2%, 67.2% and 63.0%, respectively, of total interest expense, while interest expense on borrowings represented 30.8%, 32.8% and 37.0%, respectively, of total interest expense. During the year ended December 31, 2007, average interest-bearing deposits were higher by $77.4 million than for the same period in 2006, while FHLB advances and other borrowings were $29.9 million higher than for the same period in 2006. Average interest-bearing deposits were higher by $72.9 million during the year ended December 31, 2006 than for the same period 2005, while FHLB advances and other borrowings during 2006 were $16.5 million higher than for the same period in 2005. Both the short-term borrowings from the FHLB and the sale of securities under agreements to repurchase provided us with the opportunity to obtain low cost funding with various maturities similar to the maturities on our loans and investments.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Years Ended							
	December 31, 2007 vs. 2006				December 31, 2006 vs. 2005			
	Increase (Decrease) Due to Change in				Increase (Decrease) Due to Change in			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)							
Interest income								
Loans	$ 6,176	659	147	6,982	4,173	2,909	617	7,699
Investment securities	1,319	152	71	1,542	828	242	122	1,192
Federal funds sold	77	(9)	(1)	67	198	59	112	369
Total interest income	7,572	802	217	8,591	5,199	3,210	851	9,260
Interest expense								
Deposits	4,318	226	87	4,631	1,438	2,957	709	5,104
FHLB advances	1,664	216	91	1,971	603	675	160	1,438
Other borrowings	(527)	199	(72)	(400)	(42)	516	(21)	453
Total interest expense	5,455	641	106	6,202	1,999	4,148	848	6,995
Net interest income	$ 2,117	161	111	2,389	3,200	(938)	3	2,265

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statements of income. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under "Balance Sheet Review - Provision and Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

For the year ended December 31, 2007, we incurred a noncash expense related to the provision for loan losses of $2.1 million, bringing the allowance for loan losses to $5.8 million, or 1.13% of gross loans, as of December 31, 2007. During the year ended December 31, 2007, we charged-off $1.3 million in loans and recorded $47,556 of recoveries on loans previously charged-off. We have aggressively recognized our exposure on one specific commercial real estate loan, charging off $1.1 million during 2007. The write-down on this loan represents 86.1% of the net charge-offs for 2007.

In contrast, for the same periods in 2006 and 2005, we added $1.7 million and $1.0 million, respectively, to the provision for loan losses, resulting in an allowance of $4.9 million and $4.5 million at December 31, 2006 and 2005. The allowance for loan losses as a percentage of gross loans was 1.23% and 1.33% at December 31, 2006 and 2005, respectively. We reported net charge-offs of $1.2 million and $227,048 for the years ended December 31, 2006 and 2005, respectively, including recoveries of $145,661 and $63,206 for the same periods in 2006 and 2005. The substantial portion, or $1.1 million, of loans charged-off in the year ended December 31, 2006 relates to a group of loans with a common interest totaling $3.1 million. These loans were secured by diversified real estate or vehicles, on which we had foreclosed.

At December 31, 2007, the allowance for loan losses represented 1.2 times the amount of non-performing loans, compared to 3.3 times and 9.6 times at December 31, 2006 and 2005, respectively. The coverage level of the allowance at December 31, 2007 decreased from the coverage level at December 31, 2006 due to an increase in non-performing loans. A significant portion, or 97.4%, of nonperforming loans at December 31, 2007 are secured by real estate. We have evaluated the underlying collateral on these loans and determined that the collateral on these loans is sufficient to minimize future losses. As a result of this level of coverage on non-performing loans, we determined that the provision of $2.1 million for the year ended December 31, 2007 to be adequate.

Noninterest Income

The following tables set forth information related to our noninterest income.

		Years ended December 31,		
		2007	2006	2005
Loan fee income	$	173,139	123,756	169,876
Service fees on deposit accounts		430,583	259,296	251,644
Other real estate owned activity		27,657	(165,627)	-
Income from bank owned life insurance		374,383	142,947	-
Other income		256,490	219,123	404,261
Total noninterest income	$	1,262,252	579,495	825,781

Noninterest income for the year ended December 31, 2007 was $1.3 million, an increase of $682,757, or 117.82% compared to noninterest income of $579,495 during the same period in 2006. The $682,757 increase in 2007 was primarily related to increases of $49,383 in loan fee income, $171,287 in service fees on deposit accounts, $193,284 in other real estate owned activity, $231,436 in income from bank owned life insurance and $37,367 in other income. Noninterest income for the year ended December 31, 2005 was $825,781.

Loan fee income consists primarily of late charge fees and mortgage origination fees we receive on residential loans funded and closed by a third party. Loan fees were $173,139 and $123,756 for the years ended December 31, 2007 and 2006, respectively. The $49,383 increase relates primarily to increases of $30,288 in mortgage origination fees and fees related to lines and letters of credit and $18,595 in late charge fees. We received $22,861 of mortgage origination fees in 2007 compared to $3,585 in 2006, and $41,866 of fees related to lines and letters of credit in 2007 compared to $30,854 for the same period in 2006. Late charge fees were $107,912 and $89,317 for the years ended December 31, 2007 and 2006, respectively.

Income from loan fees decreased by $46,120 to $123,756 for the year ended December 31, 2006 from $169,876 for the same period in 2005. The decrease relates primarily to the $60,127 decrease in mortgage origination fees and fees related to lines and letters of credit, partially offset by a $14,007 increase in late charge fees.

Service fees on deposit accounts consist primarily of service charges on our checking, money market, and savings accounts and the fee income received from client non-sufficient funds ("NSF") transactions. Deposit fees were $430,583 and $259,296 for the years ended December 31, 2007 and 2006, respectively. The $171,287 increase is primarily related to a $159,549 increase in NSF fees and a $22,481 increase in overdraft fees, partially offset by a $10,743 decrease in other deposit related fees. NSF fee income was $307,107 and $147,558 for the years ended December 31, 2007 and 2006, respectively, representing 71.3% of total service fees on deposits in 2007 compared to 56.9% in 2006. The significant increase in NSF fee income is due primarily to an increased effort to collect rather than waive NSF fees charged to our clients. Overdraft fees were $34,292 and $11,811 for the years ended December 31, 2007 and 2006, respectively, while other deposit related fees were $89,186 and $99,929 for the same periods in 2007 and 2006, respectively.

Deposit fees were $259,296 and $251,644 for the years ended December 31, 2006 and 2005, respectively. The $7,652 increase is primarily related to a $10,919 increase in deposit related fees, partially offset by a $3,901 decrease in NSF fees. Deposit related fees were $28,153 and $17,234 for the years ended December 31, 2006 and 2005, respectively. NSF income was $147,558 and $151,459 for the same periods ended December 31, 2006 and 2005, respectively, representing 56.9% of total service fees on deposits in 2006 compared to 60.2% of total service fees on deposits in 2005

We held $8.9 million of bank owned life insurance as of December 31, 2007. Income derived from this life insurance was $374,383 for the year ended December 31, 2007 compared to $142,947 for the same period in 2006. The substantial portion of our bank owned life insurance was purchased during the third quarter of 2006.

Other real estate owned activity includes income and expenses from property held for sale and other real estate we own. For the years ended December 31, 2007 and 2006, we had net income of $27,657 and a net loss of $165,627, respectively. There was no activity in 2005. In February 2007, we decided to actively market the sale of our former main office and corporate headquarters building, and accordingly, reclassified the building from property and equipment to property held for sale. As a result, we recorded a pre-tax gain of $375,000 which is included in other real estate owned activity. In addition, we leased a portion of the building and began to collect monthly rent of $18,517 in March 2007. The building was sold during April 2007, and we recorded a subsequent write-down of $55,709 during the three months ended June 30, 2007 to account for additional selling costs. Also included in real estate owned activity are income and expenses related to loans that were transferred into other real estate owned. Our cost of owning the real estate exceeded income derived from the property by $328,668 and $165,627 for the years ended December 31, 2007 and 2006, respectively.

Other income consisted primarily of income from fees received on debit card transactions and sale of customer checks, and fees received on wire transfers. Other income was $256,490 and $219,123 for the years ended December 31, 2007 and 2006, respectively. The $37,367 increase resulted primarily from a $31,849 increase in debit card transaction fees, a $5,188 increase in wire transfer fees, and an $18,219 increase in other fee income, partially offset by a $17,889 decrease in gain on sale of fixed assets. Debit card transaction fees were $180,016 and $148,167 for the years ended December 31, 2007 and 2006, respectively and represented 70.2% and 67.6% of total other income for the 2007 and 2006 periods, respectively. The corresponding transaction costs associated with debit card transactions are included in outside service expense. The debit card transaction costs were $75,459 and $75,340 for the years ended December 31, 2007 and 2006, respectively. The net impact of the fees received and the related cost of the debit card transactions on earnings for the twelve months ended December 31, 2007 and 2006 was $104,557 and $72,827, respectively.

Other income was $219,123 and $404,261 for the years ended December 31, 2006 and 2005, respectively. The $185,138 decrease resulted primarily from a $202,262 decrease in debit card transaction fees due to a change in merchant service providers whereby we now receive a net fee related to the service provided to our merchant clients. In prior years, we received a substantially higher fee, but also incurred additional transaction costs. Debit card transaction fees were $148,167 and $350,429 for the years ended December 31, 2006 and 2005, respectively and represented 67.6% and 86.7% of total other income for the 2006 and 2005 periods, respectively. The corresponding transaction costs associated with debit card transactions are included in outside service expense. The debit card transaction costs were $75,340 and $278,936 for the years ended December 31, 2006 and 2005, respectively. The net impact of the fees received and the related cost of the debit card transactions on earnings for the twelve months ended December 31, 2006 and 2005 was $72,827 and $71,493, respectively.

Noninterest Expenses

The following tables set forth information related to our noninterest expenses.

	Years ended December 31,		
	2007	2006	2005
Compensation and benefits	$ 6,019,277	4,398,106	3,340,402
Professional fees	573,009	384,926	303,986
Marketing	498,844	390,377	377,093
Insurance	450,245	183,139	152,761
Occupancy	1,433,371	663,139	799,267
Data processing and related costs	1,170,777	854,084	919,379
Telephone	135,818	82,066	55,972
Impairment of long lived assets	-	-	1,500,000
Other	593,443	395,471	406,520
Total noninterest expenses	$ 10,874,784	7,351,308	7,855,380

We incurred noninterest expenses of $10.9 million for the year ended December 31, 2007 compared to $7.4 million and $7.9 million for the years ended December 31, 2006 and 2005. Included in noninterest expenses for the year ended December 31, 2005, is a one-time charge of $1.5 million related to the impairment of long lived assets. Average interest-earning assets increased 25.3% during 2007, while general and administrative expense increased by 47.9% due to the additional costs associated with our new main office and headquarters building, market expansion into Columbia, South Carolina and additional deposit insurance costs. Average interest-earning assets increased 25.5% during the year ended December 31, 2006, while general and administrative expenses increased by 15.7% in 2006, excluding the one-time $1.5 million impairment charge in 2005.

In December of 2005, we decided to exercise our option to purchase our main office and headquarters building. Purchasing the building as compared to continuing to lease the building for an additional fourteen years, provided a cost benefit to the company of approximately $90,000 per year. We paid approximately $3.1 million for the building, a price which was calculated based on a pre-determined formula in our lease agreement. We also engaged an outside appraiser to evaluate the market value of our building. This analysis concluded that the building's market value, including leasehold improvements, was approximately $2.2 million, whereas the purchase price and leasehold improvements totaled approximately $3.7 million, resulting in an impairment charge of $1.5 million.

For the year ended December 31, 2007, compensation and benefits, occupancy, data processing and related costs, and the impairment of long lived assets accounted for 79.3% of the total noninterest expenses compared to 80.5% in 2006 and 83.5% in 2005.

The following tables set forth information related to our compensation and benefits.

	Years ended December 31,		
	2007	2006	2005
Base compensation	$ 4,119,948	3,020,391	2,353,952
Incentive compensation	975,000	763,000	594,925
Total compensation	5,094,948	3,783,391	2,948,877
Benefits	1,077,824	755,895	525,715
Capitalized loan origination costs	(153,495)	(141,180)	(134,190)
Total compensation and benefits	$ 6,019,277	4,398,106	3,340,402

Compensation and benefits expense was $6.0 million, $4.4 million and $3.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Compensation and benefits represented 55.4% of our total noninterest expenses for the year ended December 31, 2007, 59.8% for the same period in 2006, and 42.5% for the same period in 2005. The $1.6 million increase in compensation and benefit expense in 2007 compared to 2006 is primarily related to a $1.1 million increase in base compensation and $321,929 of additional benefits cost. In addition, incentive compensation expense increased by $212,000, offset by an increase of $12,315 in loan origination costs, which is required to be capitalized and amortized over the life of the loans as a reduction of loan interest income. Compensation and benefits expense increased by $1.1 million in 2006 compared to 2005. The increase is a result of $666,439 additional base compensation, $168,075 in additional incentive compensation, and $230,180 in higher benefits costs, offset by an increase of $6,990 in loan origination costs.

The $1.1 million increase in base compensation expense for the year ended December 31, 2007 compared to the same period in 2006, related to the cost of 18 additional employees, as well as annual salary increases. Six of the new employees were staff hired in relation to the new office in Columbia, while the remaining twelve employees were hired to support the growth in loans and retail deposits, as well as internal audit. The $666,439 increase in base compensation expense in 2006, related to the addition of 8 employees, plus the impact of annual salary increases. Most of the new employees relate to the staff that was hired to support the growth in retail deposits.

Incentive compensation represented 19.1% of total compensation for the year ended December 31, 2007, and 20.2% for the years ended December 31, 2006 and 2005, respectively. The incentive compensation expense recorded for the years 2007, 2006, and 2005 represented an accrual of the estimated incentive compensation earned during the respective year.

Benefits expense increased $321,929 in the year ended December 31, 2007 compared to the year ended December 31, 2006, and $230,180 in 2006 compared to the year ended December 31, 2005. Benefits expense represented 21.2%, 20.0%, and 17.8% of the total compensation for the years ended December 31, 2007, 2006, and 2005, respectively.

The following tables set forth information related to our data processing and related costs.

		Years ended December 31,		
		2007	2006	2005
Data processing costs	$	842,360	573,046	473,013
ATM transaction expense		75,459	75,340	278,936
Courier expense		114,428	92,064	81,214
Other expenses		138,530	113,634	86,216
Total data processing and related costs	$	1,170,777	854,084	919,379

Data processing and related costs were $1.2 million, $854,084 and $919,379 for the years ended December 31, 2007, 2006, and 2005, respectively. During the year ended December 31, 2007, our data processing costs for our core processing system increased by $269,314 to $842,360 compared to $573,046 for the same period in 2006. Data processing costs for our core processing system were $473,013 for the year ended December 31, 2005. We have contracted with an outside computer service company to provide our core data processing services.

Data processing costs increased $269,314, or 47.0%, for the year ended December 31, 2007 and $100,033, or 21.1%, for the year ended December 31, 2006 when compared to the same periods in 2006 and 2005, respectively. The increases in costs were caused by the higher number of loan and deposit accounts. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

We receive income from debit card transactions performed by our clients. Since we outsource this service, we are charged related transaction expenses from our merchant service provider. Debit card transaction expense was $75,459, $75,340 and $278,936 for the years ended December 31, 2007, 2006, and 2005, respectively. The decrease of $203,596 in 2006 compared to 2005 relates primarily to a change in merchant service card providers, whereby we now receive net fee income related to the service provided to our merchant clients. In prior years, we received a substantially higher fee, but also incurred a higher transaction cost.

Occupancy expense represented 13.2%, 9.0% and 10.2% of total noninterest expenses for the years ended December 31, 2007, 2006, and 2005, respectively. Occupancy expense increased $770,232 to $1.4 million for the year ended December 31, 2007 from $663,139 for the same period in 2006. The increase is primarily due to the increased costs of depreciation and rent expense associated with our new main office and headquarters building. During 2006, occupancy expense decreased $136,128 from $799,267 for the year ended December 31, 2005, in spite of the addition of two retail offices in 2005. The additional costs of the two new retail offices were largely offset because we purchased our main retail office and headquarter building at the end of 2005.

The $1.5 million impairment on long lived assets charge for the year ended December 31, 2005 is related to the purchase of our Haywood Road office building. On December 30, 2005, we purchased the main office building for $3.1 million and immediately thereafter recorded a $1.5 million write-down on the valuation of the purchased building in accordance with SFAS No. 121, "Impairment of Long-Lived Assets." The $1.5 million impairment is based on various assumptions related to our ability to either sell or lease the building at various lease rates. The actual results of our ability to either sell or lease the building did not significantly differ from the assumption used in the impairment calculation.

The remaining $815,380 increase in noninterest expenses for the year ended December 31, 2007 compared to the same period in 2006, resulted primarily from increases of $188,083 in professional fees, $267,106 in insurance expenses, $108,467 in marketing expenses, and $251,724 in telephone and other expenses. The increase in professional fees relates primarily to additional legal and accounting fees related to SEC reporting requirements, the name change of our company, as well as the overall growth of our company, while the additional marketing expenses relates to expanding our market awareness in the Greenville market, as well as the new Columbia market. The $267,106 increase in insurance costs is primarily due to the additional FDIC deposit insurance imposed by the Federal Deposit Insurance Corporation in 2007. In addition, a significant portion of the increase in other expenses is due to increased costs of postage and office supplies, collection expenses, deposit account losses, and printing costs related to the name change.

Contributing to the increase in noninterest expenses for the year ended December 31, 2006 compared to the same period in 2005 were increases of $80,940 in professional fees, $30,378 in insurance expenses, $13,284 in marketing expenses, and $15,045 in telephone and other expenses. Professional fees increased as a result of legal fees related to research of certain strategic business opportunities and the overall growth of our company. A significant portion of the increase in other expenses was due to increased costs of postage and office supplies, additional staff education and training, and higher dues and subscription costs.

Income tax expense was $1.6 million, $2.0 million and $1.5 million for the years ended December 31, 2007, 2006 and 2005. Our effective tax rate was 32.3% for the year ended December 31, 2007 and 34.2% and 38.0% for the years ended December 31, 2006 and 2005, respectively. The decrease in the effective tax rate for 2007 and 2006 compared to prior years results primarily from the tax exempt income on bank owned life insurance which we purchased in the third quarter of 2006.

Balance Sheet Review

General

At December 31, 2007, we had total assets of $628.1 million, consisting principally of $503.1 million in loans, $87.5 million in investments, $9.3 million in federal funds sold, $7.7 million in cash and due from banks, and $8.9 million in bank owned life insurance. Our liabilities at December 31, 2007 totaled $589.9 million, consisting principally of $412.8 million in deposits, $158.5 million in FHLB advances and related debt, and $13.4 million of junior subordinated debentures. At December 31, 2007, our shareholders' equity was $38.3 million.

Federal Funds Sold

At December 31, 2007, our $9.3 million in short-term investments in federal funds sold on an overnight basis comprised 1.5% of total assets, compared to $7.5 million, or 1.5% of total assets, at December 31, 2006.

Investments

At December 31, 2007, the $87.5 million in our investment securities portfolio represented approximately 13.9% of our total assets. We held Government sponsored enterprise securities, municipal securities, and mortgage-backed securities with a fair value of $78.6 million and an amortized cost of $78.7 million for an unrealized loss of $100,978. As a result of the strong growth in our loan portfolio and the historically low fixed rates that were available during the last two and one-half years, through December 31, 2005, we had maintained a lower than normal level of investments. During 2006 and 2007, as rates on investment securities have risen and we have attracted a material amount of additional deposits, we increased the size of our investment portfolio.

Contractual maturities and yields on our investments at December 31, 2007 are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2007, we had no securities with a maturity of less than one year.

	One to Five Years		Five to Ten Years		Over Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Available for Sale								
Government sponsored enterprises	$ -	-	$ 11,078	5.71 %	$ -	-	$ 11,078	5.71 %
State and political subdivisions	-	-	-	-	3,736	3.79 %	3,736	3.79 %
Mortgage-backed securities	531	4.56 %	8,739	4.78 %	37,902	5.87 %	47,172	5.66 %
Preferred Stock	-	-	-	-	2,024	7.88 %	2,024	7.88 %
Total	$ 531	4.56 %	$ 19,817	5.30 %	$ 43,662	5.79 %	$ 64,010	5.63 %
Held to Maturity								
Mortgage-backed securities	$ -	-	$ 333	3.93 %	$ 14,486	4.66 %	$ 14,819	4.64 %

At December 31, 2007, our investments included securities issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation with carrying values of $37.6 million and $16.2 million, respectively.

Other investments at December 31, 2007 consisted of Federal Reserve Bank stock with a cost of $1.0 million, investments in Greenville First Statutory Trust I and II of $186,000 and $217,000, respectively, and Federal Home Loan Bank stock with a cost of $7.2 million. At December 31, 2006, we owned Federal Reserve Bank stock with a cost of $968,700, Federal Home Loan Bank stock with a cost of $5.7 million, and investments in Greenville First Statutory Trust I and II of $186,000 and $217,000, respectively.

The amortized costs and the fair value of our investments at December 31, 2007, 2006, and 2005 are shown in the following table.

	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Available for Sale						
Government sponsored enterprises	$ 10,992	11,078	1,996	1,989	1,005	1,012
State and political subdivisions	3,793	3,736	3,795	3,782	1,292	1,292
Mortgage-backed securities	47,061	47,172	44,478	44,429	9,242	9,007
Preferred stock	2,019	2,024	-	-	-	-
Total	$ 63,865	64,010	50,269	50,200	11,539	11,311
Held to Maturity						
Mortgage-backed securities	$ 14,819	14,573	17,045	16,577	19,345	18,709

Loans

Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. Average loans for the years ended December 31, 2007 and 2006 were $459.2 million and $375.4 million, respectively. Before allowance for loan losses, total loans outstanding at December 31, 2007 and 2006 were $508.8 million and $402.2 million, respectively.

The principal component of our loan portfolio is loans secured by real estate mortgages. Most of our real estate loans are secured by residential or commercial property. We do not generally originate traditional long term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The following table summarizes the composition of our loan portfolio for each of the five years ended December 31, 2007.

	2007		2006		2005		2004		2003	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)									
Real Estate:										
Commercial										
Owner Occupied	$ 114,168	22.4 %	77,668	19.3 %	72,222	21.3 %	54,323	19.4 %	39,301	18.8 %
Non-owner occupied	147,478	29.0 %	126,008	31.3 %	96,950	28.7 %	76,284	27.2 %	53,898	25.8 %
Construction	38,464	7.6 %	20,466	5.1 %	14,661	4.3 %	12,212	4.4 %	10,878	5.2 %
Total commercial real estate	300,110	59.0 %	224,142	55.7 %	183,833	54.3 %	142,819	51.0 %	104,077	49.8 %
Consumer										
Residential	59,815	11.7 %	59,187	14.7 %	50,756	15.0 %	46,240	16.5 %	35,823	17.2 %
Home equity	46,806	9.2 %	35,986	9.0 %	37,254	11.0 %	35,085	12.5 %	24,278	11.6 %
Construction	7,154	1.4 %	8,259	2.0 %	5,409	1.6 %	5,938	2.1 %	4,365	2.1 %
Total consumer real estate	113,775	22.3 %	103,432	25.7 %	93,419	27.6 %	87,263	31.1 %	64,466	30.9 %
Total real estate	413,885	81.3 %	327,574	81.4 %	277,252	81.9 %	230,082	82.1 %	168,543	80.7 %
Commercial business	86,863	17.1 %	65,891	16.4 %	53,753	15.9 %	44,872	16.0 %	36,107	17.3 %
Consumer – other	9,051	1.8 %	9,524	2.4 %	8,211	2.4 %	6,035	2.1 %	4,662	2.2 %
Deferred origination fees, net	(949)	(0.2)%	(806)	(0.2)%	(685)	(0.2)%	(642)	(0.2)%	(530)	(0.2)%
Total gross loans, net of deferred fees	508,850	100.0 %	402,183	100.0 %	338,531	100.0 %	280,347	100.0 %	208,782	100.0 %
Less – allowance for loan losses	(5,751)		(4,949)		(4,490)		(3,717)		(2,705)	
Total loans, net	$ 503,099		397,234		334,041		276,630		206,077	

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following tables is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes the loan maturity distribution by type and related interest rate characteristics at December 31, 2007.

	One year or less	After one but within five years	After five years	Total
	(Dollars in thousands)			
Real estate- mortgage	$ 70,081	251,978	46,208	368,267
Real estate- construction	17,418	21,256	6,944	45,618
Total real estate	87,499	273,234	53,152	413,885
Commercial	48,659	37,477	727	86,863
Consumer- other	4,568	3,973	510	9,051
Deferred origination fees, net	(258)	(577)	(114)	(949)
Total gross loan, net of deferred fees	$ 140,468	314,107	54,275	508,850
Loans maturing – after one year with				
Fixed interest rates				$ 139,322
Floating interest rates				$ 229,060

Provision and Allowance for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged to expense on our statements of income. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance for loan losses and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

The following table summarizes the activity related to our allowance for loan losses for the five years ended December 31, 2007.

	December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(Dollars in thousands)				
Balance, beginning of year	$ 4,949	4,490	3,717	2,705	1,824
Charge-offs					
Commercial	(74)	(65)	(27)	(70)	(18)
Real estate-construction	(1,085)	(181)	-	-	-
Real estate-mortgage	(80)	(982)	(229)	(225)	(118)
Consumer	(57)	(78)	(34)	(40)	(37)
Total charge-offs	(1,296)	(1,306)	(290)	(335)	(173)
Recoveries					
Commercial	-	8	1	13	-
Real estate-construction	-	-	-	-	-
Real estate-mortgage	33	65	60	2	-
Consumer	15	42	2	22	4
Total recoveries	48	115	63	37	4
Net loans charged-off	$ (1,248)	(1,191)	(227)	(298)	(169)
Provision for loan losses	2,050	1,650	1,000	1,310	1,050
Balance, end of year	$ 5,751	4,949	4,490	3,717	2,705
Net charge-offs to average loans	0.27 %	0.32 %	0.07 %	0.12 %	0.10 %

We do not allocate the allowance for loan losses to specific categories of loans. Instead, we evaluate the adequacy of the allowance for loan losses on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We have retained an independent consultant to review the loan files on a test basis to assess the grading of each loan.

Nonperforming Assets

The following table shows the nonperforming assets, percentages of net charge-offs, and the related percentage of allowance for loan losses for the five years ended December 31, 2007. All loans over 90 days past due are on and included in loans on nonaccrual.

	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Loans over 90 days past due	$ 4,582	945	351	683	396
Loans on nonaccrual:					
Mortgage	4,316	1,424	419	339	150
Commercial	75	32	41	386	224
Consumer	45	33	6	14	70
Total nonaccrual loans	4,436	1,489	466	739	444
Total of nonperforming loans	4,436	1,489	466	739	444
Other nonperforming assets	268	1,012	-	28	-
Total nonperforming assets	$ 4,704	2,501	466	767	444
Percentage of total assets	0.75 %	0.49 %	0.12 %	0.24 %	0.19 %
Percentage of nonperforming loans and assets to gross loans	0.92%	0.62 %	0.14 %	0.27 %	0.21 %
Allowance for loan losses to gross loans	1.13 %	1.23 %	1.33 %	1.33 %	1.30 %
Net charge-offs to average loans	0.27 %	0.32 %	0.07 %	0.12 %	0.10 %

At December 31, 2007 and December 31, 2006, the allowance for loan losses was $5.8 million and $4.9 million, respectively, or 1.13% and 1.23% of outstanding loans, respectively. During the years ended December 31, 2007 and 2006, our net charged-off loans were $1.3 million and $1.2 million, respectively.

At December 31, 2007, the allowance for loan losses represented 1.3 times the amount of non-performing loans, compared to 3.3 times and 9.6 times at December 31, 2006 and 2005, respectively. The coverage level of the allowance at December 31, 2007 decreased from the coverage level at December 31, 2006 due to an increase in non-performing loans. A significant portion, or 97.3%, of nonperforming loans at December 31, 2007 are secured by real estate. We have evaluated the underlying collateral on these loans and determined that the collateral on these loans is sufficient to minimize future losses.

The increase in nonperforming loans at December 31, 2007 compared to December 31, 2006 is represented primarily by two commercial real estate loans with a combined carrying value of $4.1 million. We incurred a write-down of $1.1 million on one of these loans during the year ended December 31, 2007, which represented 83.0% of total charge-offs year-to-date. Based on the collateral value of the second loan no loss is presently anticipated.

At December 31, 2007, nonaccrual loans represented 0.71% of total assets. At December 31, 2007 and December 31, 2006, we had $4.4 and $1.5 million of loans, respectively, on nonaccrual status. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as a reduction in principal when received.

The amount of foregone interest income on the nonaccrual loans for the years ended December 31, 2007 and 2006 was approximately $170,000 and $46,000, respectively. The amount of interest income recorded in 2007 for loans that were on nonaccrual at December 31, 2007 was approximately $209,000, and was approximately $90,000 in 2006.

As of December 31, 2007, we were not aware of any potential problem loans that were not already categorized as nonaccrual, past due, restructured, or impaired that had borrower credit problems causing us to have serious doubt as to the ability of the borrower to comply with the present loan repayment terms.

Deposits and Other Interest-Bearing Liabilities

Our primary source of funds for loans and investments is our deposits, advances from the FHLB, and structured repurchase agreements. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and fixed income mutual funds. Accordingly, it has become more difficult to attract deposits. We have chosen to obtain a portion of our certificates of deposits from areas outside of our market. The deposits obtained outside of our market area generally have lower rates than rates being offered for certificates of deposits in our local market. We also utilize out-of-market deposits in certain instances to obtain longer term deposits than are readily available in our local market. The amount of out-of-market deposits was $155.3 million at December 31, 2007 and $91.3 at December 31, 2006.

We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. We have adopted guidelines regarding our use of brokered CDs that limit our brokered CDs to 50% of total deposits and dictate that our current interest rate risk profile determines the terms. In addition, we do not obtain time deposits of $100,000 or more through the Internet. These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

We anticipate being able to either renew or replace these out-of-market deposits when they mature, although we may not be able to replace them with deposits with the same terms or rates. Our loan-to-deposit ratio was 123%, 116%, and 133% at December 31, 2007, 2006, and 2005, respectively.

The following table shows the average balance amounts and the average rates paid on deposits held by us for the years ended December 31, 2007, 2006, and 2006.

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)					
Noninterest bearing demand deposits	$ 30,665	- %	$ 26,281	- %	$ 19,083	- %
Interest bearing demand deposits	34,338	1.66%	35,048	1.85%	28,153	1.39%
Money market accounts	86,290	3.57%	79,323	3.46%	47,527	1.95%
Savings accounts	1,593	0.69%	1,364	0.45%	1,288	0.37%
Time deposits less than $100,000	45,591	5.01%	35,957	4.55%	25,291	3.36%
Time deposits greater than $100,000	189,514	5.19%	127,922	4.77%	104,444	3.70%
Total deposits	$ 387,991	4.06%	$ 305,895	3.64%	$ 225,786	2.67%

Core deposits, which exclude time deposits of $100,000 or more and wholesale time deposits, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $196.0 million, $197.7 million, and $125.9 million at December 31, 2007, 2006, and 2005, respectively.

All of our time deposits are certificates of deposits. The maturity distribution of our time deposits of $100,000 or more at December 31, 2007 and 2006 is as follows:

	2007	2006
	(Dollars in thousands)	
Three months or less	$ 56,923	$ 25,399
Over three through six months	82,102	49,831
Over six through twelve months	61,165	39,874
Over twelve months	16,610	32,772
Total	$ 216,800	$ 147,876

Capital Resources

Total shareholders' equity was $38.3 million at December 31, 2007 and $34.6 million at December 31, 2006. The $3.7 million increase between 2007 and 2006 primarily resulted from $3.4 million of net income earned during 2007.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the three years ended December 31, 2007. Since our inception, we have not paid cash dividends.

	2007	2006	2005
Return on average assets	0.60%	0.85%	0.70%
Return on average equity	9.40%	11.95%	8.44%
Equity to assets ratio	6.35%	7.15%	8.36%

Our return on average assets was 0.60% for the year ended December 31, 2007 and 0.85% and 0.70% for the years ended December 31, 2006 and 2005, respectively. In addition, our return on average equity was 9.40% for the year ended December 31, 2007, and 11.95% and 8.44% for the same periods in 2006 and 2005, respectively. The lower returns for the year ended December 31, 2007 relate to lower net income and higher average assets compared to 2006. The decrease in the equity to assets ratio from December 31, 2006 is a function of the $117.5 million increase in average assets compared to the $3.9 million increase in average equity.

Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "adequately capitalized" under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

The following table sets forth the holding company's and the bank's various capital ratios at December 31, 2007, 2006, and 2005. For all periods, the bank was considered "well capitalized" and the holding company met or exceeded its applicable regulatory capital requirements.

	2007		2006		2005	
	Holding Company	Bank	Holding Company	Bank	Holding Company	Bank
Total risk-based capital	11.1 %	12.4 %	13.1 %	12.3 %	14.9 %	13.7 %
Tier 1 risk-based capital	10.0 %	11.3 %	11.9 %	11.1 %	13.6 %	12.4 %
Leverage capital	8.3 %	9.5 %	9.4 %	8.7 %	11.6 %	10.5 %

Short-Term Borrowings

At December 31, 2005, we had $14.7 million of short-term borrowings in the form of securities sold under agreement to repurchase at an average rate of 4.32%. During 2005, securities sold under agreement to repurchase averaged $16.7 million, with $18.9 million being the maximum amount outstanding at any month-end. The average rate paid in 2005 was 3.35%.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007, unfunded commitments to extend credit were $104.5 million, of which approximately $65.0 million was at fixed rates and $39.5 million was at variable rates. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2007, there was a $2.8 million commitment under letters of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Except as disclosed in this document, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

We were liability sensitive during the later half of the year ended December 31, 2006 and through the end of 2007. Our variable rate loans and a majority of our deposits reprice over a 12-month period. Approximately 39% and 49% of our loans were variable rate loans at December 31, 2007 and 2006, respectively. The ratio of cumulative gap to total earning assets after 12 months was (33.9%) because $200.9 million more liabilities will reprice in a 12 month period than assets. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by us as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Liquidity and Interest Rate Sensitivity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

At December 31, 2007 and 2006, our liquid assets amounted to $17.0 million and $16.6 million, or 2.7% and 3.3% of total assets, respectively. Our investment securities at December 31, 2007 and 2006 amounted to $87.5 million and $74.3 million, or 13.9% and 14.6% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, a substantive portion of these securities are pledged against outstanding debt. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

Our ability to maintain and expand our deposit base and borrowing capabilities serves as our primary source of liquidity. We plan to meet our future cash needs through the liquidation of temporary investments, the generation of deposits, and from additional borrowings. We maintain four federal funds purchased lines of credit with correspondent banks totaling $43.8 million for which there were no borrowings against the lines at December 31, 2007. We are also a member of the Federal Home Loan Bank of Atlanta, from which applications for borrowings can be made for leverage purposes. The FHLB requires that securities, qualifying mortgage loans, and stock of the FHLB owned by the bank be pledged to secure any advances from the FHLB. The unused borrowing capacity currently available from the FHLB at December 31, 2007 was $3.4 million, based on the bank's $7.2 million investment in FHLB stock, as well as qualifying mortgages available to secure any future borrowings. The company also has a $15.0 million revolving line of credit with another bank for which $7.0 million was unused at December 31, 2007.

We signed a ten-year, five-month lease on our new headquarters and main office. The lease provides for a substantial reduction in the rent rate for the first five months of the lease and provides for annual lease rate escalations based on cost of living adjustments.

We believe that our existing stable base of core deposits, borrowings from the FHLB, short-term repurchase agreements, and proceeds we received from our secondary offering will enable us to successfully meet our long-term liquidity needs.

Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. Our asset/liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. We have both an internal ALCO consisting of senior management that meets at various times during each month and a board ALCO that meets monthly. The ALCOs are responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

The following table sets forth information regarding our rate sensitivity, as of December 31, 2007, at each of the time intervals. The information in the table may not be indicative of our rate sensitivity position at other points in time. In addition, the maturity distribution indicated in the table may differ from the contractual maturities of the earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(Dollars in thousands)				
Interest-earning assets:					
Federal funds sold	$ 9,257	$ -	$ -	$ -	$ 9,257
Investment securities	2,875	19,042	27,984	28,928	78,829
Loans	204,533	49,411	202,907	47,351	504,202
Total earning assets	$ 216,665	$ 68,453	$ 230,891	$ 76,279	$ 592,288
Interest-bearing liabilities:					
Money market and NOW	$ 118,273	$ -	$ -	$ -	$ 118,273
Regular savings	1,692	-	-	-	1,692
Time deposits	82,554	160,578	18,126	-	261,258
FHLB advances and related debt	95,520	14,000	39,000	10,000	158,520
Junior subordinated debentures	13,403	-	-	-	13,403
Total interest-bearing liabilities	$ 311,442	$ 174,578	$ 57,126	$ 10,000	$ 553,146
Period gap	$ (94,777)	$ (106,125)	$ 173,791	$ 66,279	
Cumulative Gap	(94,777)	(200,902)	(27,137)	39,142	
Ratio of cumulative gap to total earning assets	(16.0%)	(33.9%)	(4.6%)	6.6%	

Contractual Obligations

We utilize a variety of short-term and long-term borrowings to supplement our supply of lendable funds, to assist in meeting deposit withdrawal requirements, and to fund growth of interest-earning assets in excess of traditional deposit growth. Certificates of deposit, repurchase agreements, FHLB advances, and junior subordinate debentures serve as our primary sources of such funds.

Obligations under noncancelable operating lease agreements are payable over several years with the longest obligation expiring in 2025. We do not feel that any existing noncancelable operating lease agreements are likely to materially impact the company's financial condition or results of operations in an adverse way. Contractual obligations relative to these agreements are noted in the table below. Option periods that we have not yet exercised are not included in this analysis as they do not represent contractual obligations until exercised.

The following table provides payments due by period for obligations under long-term borrowings and operating lease obligations as of December 31, 2007.

	Payments Due by Period					
	Within One Year	Over One to Two Years	Over Two to Three Years	Over Three to Five Years	After Five Years	Total
	(Dollars in thousands)					
Certificates of deposit	$ 243,158	$ 10,693	$ 3,756	$ 3,651	$ -	$ 261,258
FHLB advances and related debt	109,520	17,000	2,000	20,000	10,000	158,520
Junior subordinated debentures	-	-	-	-	13,403	13,403
Operating lease obligations	1,051	1,030	652	1,340	4,139	8,212
Total	$ 353,729	$ 28,723	$ 6,408	$ 24,991	$ 27,542	$ 441,393

Accounting, Reporting, and Regulatory Matters

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the company.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company's adoption of FIN 48 during the year did not have an impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company's split dollar life insurance arrangements that provide a benefit to current employees, do not extend to any post retirement periods. Accordingly, the company does not anticipate that EITF 06-4 will impact its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a significant impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a significant impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS No., 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS No. 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS No. 157, "Fair Value Measurement." The Company does not currently anticipate electing the fair value option provided under SFAS No. 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a significant impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)") which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a significant impact on the Company's financial position, results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk and Liquidity and Interest Rate Sensitivity.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

SOUTHERN FIRST BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 7,714,494	$ 9,112,675
Federal funds sold	9,256,679	7,466,458
Investment securities available for sale	64,010,163	50,199,513
Investment securities held to maturity- (fair value $14,572,918 and $16,576,673)	14,819,092	17,044,531
Other investments, at cost	8,677,682	7,060,100
Loans, net	503,098,382	397,233,829
Property and equipment, net	5,390,724	6,450,854
Accrued interest receivable	3,324,361	2,381,336
Other real estate owned	267,733	1,012,030
Bank owned life insurance	8,907,402	8,142,947
Deferred income taxes	2,002,604	1,907,966
Other assets	659,545	1,331,712
Total assets	$ 628,128,861	$ 509,343,951
Liabilities		
Deposits	$ 412,820,468	$ 345,504,076
Official checks outstanding	818,885	4,131,107
Federal Home Loan Bank advances and related debt	158,520,000	108,500,000
Junior subordinated debentures	13,403,000	13,403,000
Accrued interest payable	2,739,270	2,278,154
Accounts payable and accrued expenses	1,549,465	944,168
Total liabilities	589,851,088	474,760,505
Commitments and contingencies – Note 12		
Shareholders' equity		
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued	-	-
Common stock, par value $.01 per share, authorized, 10,000,000 shares, issued and outstanding 2,946,456 and 2,933,868 at December 31, 2007 and 2006, respectively	29,465	29,339
Nonvested restricted stock	(40,556)	-
Additional paid-in capital	31,033,558	30,846,538
Accumulated other comprehensive income (loss)	95,830	(16,465)
Retained earnings	7,159,476	3,724,034
Total shareholders' equity	38,277,773	34,583,446
Total liabilities and shareholders' equity	$ 628,128,861	$ 509,343,951

See notes to consolidated financial statements that are an integral part of these consolidated statements.

SOUTHERN FIRST BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2007	2006	2005
Interest income			
Loans	$ 34,611,771	$ 27,629,556	$ 19,930,728
Investment securities	4,367,635	2,826,007	1,634,403
Federal funds sold	540,385	473,362	104,414
Total interest income	39,519,791	30,928,925	21,669,545
Interest expense			
Deposits	15,771,329	11,139,822	6,036,043
Borrowings	7,009,472	5,439,587	3,548,820
Total interest expense	22,780,801	16,579,409	9,584,863
Net interest income	16,738,990	14,349,516	12,084,682
Provision for loan losses	2,050,000	1,650,000	1,000,000
Net interest income after provision for loan losses	14,688,990	12,699,516	11,084,682
Noninterest income			
Loan fee income	173,139	123,756	169,876
Service fees on deposit accounts	430,583	259,296	251,644
Other real estate owned activity	27,657	(165,627)	-
Income from bank owned life insurance	374,383	142,947	-
Other income	256,490	219,123	404,261
Total noninterest income	1,262,252	579,495	825,781
Noninterest expenses			
Compensation and benefits	6,019,277	4,398,106	3,340,402
Professional fees	573,009	384,926	303,986
Marketing	498,844	390,377	377,093
Insurance	450,245	183,139	152,761
Occupancy	1,433,371	663,139	799,267
Data processing and related costs	1,170,777	854,084	919,379
Telephone	135,818	82,066	55,972
Impairment of long lived assets	-	-	1,500,000
Other	593,443	395,471	406,520
Total noninterest expenses	10,874,784	7,351,308	7,855,380
Income before income tax expense	5,076,458	5,927,703	4,055,083
Income tax expense	1,641,016	2,026,909	1,540,931
Net income	$ 3,435,442	$ 3,900,794	$ 2,514,152
Earnings per common share			
Basic (1)	$ 1.17	$ 1.33	$ .86
Diluted (1)	$ 1.06	$ 1.20	$ .78
Weighted average common shares outstanding			
Basic (1)	2,942,369	2,931,640	2,922,403
Diluted (1)	3,234,145	3,238,329	3,223,405

(1) The 2005 period has been restated for the stock dividend distributed August 14, 2006.

See notes to consolidated financial statements that are an integral part of these consolidated statements.

SOUTHERN FIRST BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Common stock		Nonvested restricted	Additional paid-in	Accumulated other comprehensive	Retained	Total share-holders'
	Shares	Amount	stock	capital	income(loss)	Earnings	equity
December 31, 2004	2,647,994	$ 26,480	$ -	$ 25,546,259	$ 49,989	$ 2,455,860	$ 28,078,588
Net income	-	-	-	-	-	2,514,152	2,514,152
Comprehensive income, net of tax - Unrealized holding loss on securities available for sale	-	-	-	-	(200,591)	-	(200,591)
Comprehensive income	-	-	-	-	-	-	2,313,561
Proceeds from exercise of stock options and warrants	11,725	117	-	80,481	-	-	80,598
December 31, 2005	2,659,719	$ 26,597	$ -	$ 25,626,740	$ (150,602)	$ 4,970,012	$ 30,472,747
Net income	-	-	-	-	-	3,900,794	3,900,794
Comprehensive income, net of tax - Unrealized holding gain on securities available for sale	-	-	-	-	134,137	-	134,137
Comprehensive income	-	-	-	-	-	-	4,034,931
Proceeds from exercise of stock options and warrants	7,500	75	-	49,645	-	-	49,720
Stock dividend (10%), net of cash in lieu of fractional shares	266,649	2,667	-	5,143,659	-	(5,146,772)	(446)
Compensation expense related to stock options, net of tax	-	-	-	1,141	-	-	1,141
Tax benefit related to exercise of stock options	-	-	-	25,353	-	-	25,353
December 31, 2006	2,933,868	$ 29,339	$ -	$ 30,846,538	$ (16,465)	$ 3,724,034	$ 34,583,446
Net income	-	-	-	-	-	3,435,442	3,435,442
Comprehensive income, net of tax - Unrealized holding gain on securities available for sale	-	-	-	-	112,295	-	112,295
Comprehensive income	-	-	-	-	-	-	3,547,737
Proceeds from exercise of stock options and warrants	10,088	101	-	62,786	-	-	62,887
Issuance of restricted stock	2,500	25	(54,075)	54,050	-	-	-
Amortization of deferred compensation on restricted stock	-	-	13,519	-	-	-	13,519
Compensation expense related to stock options	-	-	-	18,856	-	-	18,856
Tax benefit related to exercise of stock options	-	-	-	51,328	-	-	51,328
December 31, 2007	**2,946,456**	**$ 29,465**	**$ (40,556)**	**$ 31,033,558**	**$ 95,830**	**$ 7,159,476**	**$ 38,277,773**

See notes to consolidated financial statements that are an integral part of these consolidated statements.

SOUTHERN FIRST BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2007	2006	2005
Operating activities			
Net income	$ 3,435,442	$ 3,900,794	$ 2,514,152
Adjustments to reconcile net income to cash provided by (used for) operating activities:			
Provision for loan losses	2,050,000	1,650,000	1,000,000
Depreciation and other amortization	482,717	348,679	260,009
Impairment of long lived assets	-	-	1,500,000
Write-down of real estate owned	50,000	-	-
Loss (gain) on sale of real estate owned	193,618	(1,065)	-
Gain on sale of property held for sale	(319,291)	-	-
Gain on sale of property and equipment	-	(17,889)	-
Accretion and amortization of securities discounts and premiums, net	85,713	100,019	127,724
Compensation expense related to stock options and restricted stock grants	32,375	1,141	-
Increase in cash surrender value of bank owned life insurance	(374,383)	(142,947)	-
Increase in deferred tax asset	(94,638)	(173,536)	(754,428)
Increase in other assets, net	(270,858)	(1,488,117)	(566,771)
Increase (decrease) in other liabilities, net	(2,296,663)	(5,754,740)	10,289,618
Net cash provided by (used for) operating activities	2,974,032	(1,577,661)	14,370,304
Investing activities			
Increase (decrease) in cash realized from:			
Origination of loans, net	(107,914,553)	(67,194,287)	(58,410,292)
Purchase of property and equipment	(1,388,118)	(1,229,762)	(5,322,896)
Proceeds from sale of property and equipment	-	25,000	-
Purchase of investment securities:			
Available for sale	(23,102,121)	(44,333,554)	(1,292,018)
Held to maturity	-	-	(10,258,021)
Other investments	(3,282,582)	(5,567,200)	(5,241,250)
Payment and maturity of investment securities:			
Available for sale	9,456,734	5,548,167	1,777,884
Held to maturity	2,188,940	2,256,200	3,982,907
Other investments	1,665,000	3,982,500	3,629,700
Purchase of life insurance policies	(390,072)	(8,000,000)	-
Proceeds from sale of property held for sale	2,284,822	-	-
Proceeds from sale of real estate acquired in settlement of loans	500,679	1,340,269	28,000
Net cash used for investing activities	(119,981,271)	(113,172,667)	(71,105,986)
Financing activities			
Increase in deposits, net	67,316,392	91,356,035	49,283,899
Increase (decrease) in federal funds purchased and repurchase agreements	-	(14,680,000)	1,580,001
Proceeds from the issuance of junior subordinated debentures	-	-	7,217,000
Increase in Federal Home Loan Bank advances	50,020,000	29,000,000	18,840,000
Proceeds from the exercise of stock options and warrants	62,887	49,720	80,598
Cash in lieu of fractional shares	-	(446)	-
Net cash provided by financing activities	117,399,279	105,725,309	77,001,498
Net increase (decrease) in cash and cash equivalents	392,040	(9,025,019)	20,265,816
Cash and cash equivalents, beginning of year	16,579,133	25,604,152	5,338,336
Cash and cash equivalents, end of year	$ 16,971,173	$ 16,579,133	$ 25,604,152
Supplemental information			
Cash paid for			
Interest	$ 22,319,685	$ 15,811,890	$ 8,694,242
Income taxes	$ 1,781,011	$ 2,225,869	$ 2,192,025
Schedule of non-cash transactions			
Transfer of property and equipment to property held for sale	$ 1,965,531	$ -	$ -
Foreclosure of real estate	$ -	$ 2,351,234	$ -
Unrealized (gain) loss on securities, net of income taxes	$ (112,295)	$ (134,137)	$ 200,591

See notes to consolidated financial statements that are an integral part of these consolidated statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southern First Bancshares, Inc. (the "Company") is a South Carolina corporation that owns all of the capital stock of Southern First Bank, N.A. (the "Bank") and all of the stock of Greenville First Statutory Trust I and II (collectively (the "Trusts")). On July 2, 2007, the Company and Bank changed their names to Southern First Bancshares, Inc. and Southern First Bank, N.A., respectively. The Bank is a national bank organized under the laws of the United States located in Greenville County, South Carolina. The Bank is primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation, and providing commercial, consumer and mortgage loans to the general public. The bank owns all of the capital stock of JB Properties. This subsidiary is for the purpose of owning real estate acquired in loan foreclosures. The Trusts are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

On October 26, 1999, the Company sold 1,100,000 shares of its common stock at $10 per share and on November 30, 1999 sold 50,000 additional shares for a total of 1,150,000 shares (1,897,493 after adjustment of 3 for 2 stock split and subsequent stock dividend). The offering raised approximately $10.6 million, net of underwriting discounts, commissions and offering expenses.

On June 26, 2003, Trust I offered and sold $6.0 million of floating rate securities. The Company received the proceeds from the issuance of these securities and has reflected the obligation resulting from the receipt of the proceeds as junior subordinate debentures in the balance sheets. The Company invested $186,000 in the Trust.

On November 17, 2003, shareholders of record as of November 3, 2003, received one additional share of stock for every two shares of stock owned prior to the 3 for 2 stock split. All fractional shares were paid in cash. On June 20, 2006, the company's Board of Directors approved a 10 percent stock dividend to the company's shareholders. The record date was July 24, 2006 and the distribution date was August 14, 2006. All fractional shares were paid in cash. Earnings per share and average shares outstanding have been adjusted to reflect the subsequent stock dividend for all periods shown.

On September 24, 2004, the Company sold 800,000 shares of its common stock and on October 15, 2004 sold 120,000 additional shares for a total of 920,000 shares (1,012,000 after adjustment for subsequent stock dividend). All shares were sold at $17.875 per share. The offering raised approximately $14.9 million, net of underwriting discounts, commissions and offering expenses.

On December 22, 2005, Trust II offered and sold $7.0 million of floating rate securities. The Company received the proceeds from the issuance of these securities and has reflected the obligation resulting from the receipt of the proceeds as junior subordinate debentures in the balance sheets. The Company invested $217,000 in the Trust.

The following is a description of the more significant accounting and reporting policies that the Company follows in preparing and presenting consolidated financial statements.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Southern First Bank, N.A. In consolidation, all significant intercompany transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America. In accordance with guidance issued by the Financial Accounting Standards Board ("FASB") in Interpretation No. 46, the operations of the Trusts have not been consolidated in these financial statements.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default within the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to changes with respect to valuation of assets, amount of required loss allowance and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

The bank makes loans to individuals and businesses in the Upstate and Midlands regions of South Carolina for various personal and commercial purposes. The Bank's loan portfolio has a concentration of real estate loans. As of December 31, 2007 and 2006, real estate loans represented 81.3% and 81.4%, respectively, of total loans. However, borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. *Available for sale securities*: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss)).

2. *Held to maturity securities*: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

3. *Trading securities*: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized or accrued into interest income by a method that approximates a level yield.

Other investments

The Bank, as a member institution, is required to own stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. Other investments also include a $403,000 investment in the Trusts.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unamortized net loan fees and the allowance for possible loan losses are deducted from total loans on the balance sheets. Interest income is recognized over the term of the loan based on the principal amount outstanding. The net of loan origination fees received and direct costs incurred in the origination of loans is deferred and amortized to interest income over the contractual life of the loans adjusted for actual principal prepayments using a method approximating the interest method. Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce the loan's principal balance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful or loss. Loans classified as substandard or special mention are individually evaluated and a portion of the general reserve is allocated as appropriate. In addition, the general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component may be maintained to cover uncertainties such as changes in the national and local economy, concentrations of credit, expansion into new markets and other factors that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income until such time as the borrower demonstrates the ability to pay both principal and interest.

Real estate acquired in settlement of loans

Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are expensed.

Property held for sale

Property held for sale is included in property and equipment on the consolidated balance sheets and is stated at the lower of cost or market.

Property and equipment

Property and equipment are stated at cost. Major repairs are charged to operations, while major improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Bank owned life insurance policies

Bank owned life insurance policies represents the cash value of policies on certain officers of the Bank.

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for the purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Under SFAS No. 109 and FIN 48, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company believes that its income tax filing positions taken or expected to be taken in an its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Stock-based compensation

The company has a stock-based employee compensation plan. On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), "Accounting for Stock-Based Compensation," to account for compensation costs under its stock option plan. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees (as amended)" ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS No. 123(R) had been utilized. On December 20, 2005, the Board of Directors approved accelerating the vesting of 45,813 unvested stock options effective December 28, 2005. The decision to accelerate vesting of these options was made so as to reduce compensation expense upon the adoption of SFAS No. 123(R) by approximately $68,000 and $52,000 in the years ended December 31, 2006 and 2007, respectively, and $4,000 in each of the years ended December 31, 2008 and 2009.

In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period. Earnings per share amounts have been adjusted to reflect the subsequent stock dividend.

	For the years ended December 31,		
	2007	2006	2005
Net income as reported	$ 3,435,442	$ 3,900,794	$ 2,514,152
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	32,375	1,141	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(32,375)	(1,141)	(199,934)
Pro forma net income including stock-based compensation cost based on fair-value method	$ 3,435,442	$ 3,900,794	$ 2,314,218
Earnings per share:			
Basic – as reported	$ 1.17	$ 1.33	$ 0.86
Basic – pro forma	1.17	1.33	0.79
Diluted – as reported	$ 1.06	$ 1.20	$ 0.78
Diluted – pro forma	1.06	1.20	0.72

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants: expected volatility of 10.00% for 2007 and 2006, and 6.76% for 2005, risk-free interest rate of 4.60% for 2007 and 2006, and 4.02% for 2005, 10 years expected lives of the options, and the assumed dividend rate was zero.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold." Cash and cash equivalents have an original maturity of three months or less.

Reclassifications

Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis that had no effect on shareholders' equity or net income.

Earnings per common share

The following schedule reconciles the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006 and 2005. Dilutive common shares arise from the potentially dilutive effect of the Company's stock options and warrants that are outstanding. The assumed conversion of stock options and warrants can create a difference between basic and dilutive net income per common share. The 2005 number of shares and the earnings per share have been adjusted to reflect the subsequent stock dividend.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

At December 31, 2007 and 2006, 59,750 and 10,000 options, respectively, were anti-dilutive in the calculation of earnings per share as their exercise price exceeded the fair market value.

	2007	2006	2005
Basic Earnings Per Share			
Average common shares outstanding	2,942,369	2,931,640	2,922,403
Net income	$ 3,435,442	$ 3,900,794	$ 2,514,152
Earnings per share	$ 1.17	$ 1.33	$ 0.86
Diluted Earnings Per Share			
Average common shares outstanding	2,942,369	2,931,640	2,922,403
Average dilutive common shares	291,776	306,689	301,002
Adjusted average common shares	3,234,145	3,238,329	3,223,405
Net income	$ 3,435,442	$ 3,900,794	$ 2,514,152
Earnings per share	$ 1.06	$ 1.20	$ 0.78

Recently issued accounting pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company's adoption of FIN 48 during the year did not have an impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company's split dollar life insurance arrangements that provide a benefit to current employees, do not extend to any post retirement periods. Accordingly, the company does not anticipate that EITF 06-4 will impact its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the

Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a significant impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a significant impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS No. 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS No. 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS No. 157, "Fair Value Measurement." The Company does not currently anticipate electing the fair value option provided under SFAS No. 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a significant impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)") which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a significant impact on the Company's financial position, results of operations and cash flows.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average cash reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2007 and 2006, the bank had $2.2 million and $2.1 million, respectively on deposit with the Federal Reserve Bank to meet this requirement.

NOTE 3 – FEDERAL FUNDS SOLD

The Bank's cash reserves in excess of the required amounts to be held by the Federal Reserve Bank (Note 2) may be lent to other banks on a daily basis. At December 31, 2007 and 2006, federal funds sold amounted to $9.3 million and $7.5 million, respectively. Management limits its credit risk by placing its deposits and federal funds with institutions that maintain high credit standards.

NOTE 4 – INVESTMENT SECURITIES

The amortized costs and fair value of investment securities available for sale and held to maturity are as follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
Government sponsored enterprises	$ 10,991,986	$ 86,081	$ -	$ 11,078,067
State and political subdivisions	3,792,639	-	56,841	3,735,798
Mortgage-backed securities	47,061,138	442,934	331,774	47,172,298
Preferred Stock	2,019,204	4,796	-	2,024,000
	$ 63,864,967	**$ 533,811**	**$ 388,615**	**$ 64,010,163**
Held to maturity				
Mortgage-backed securities	**$ 14,819,092**	**$ -**	**$ 246,174**	**$ 14,572,918**

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
Government sponsored enterprises	$ 1,995,984	$ -	$ 7,448	$ 1,988,536
State and political subdivisions	3,794,969	33	13,326	3,781,676
Mortgage-backed securities	44,477,840	191,228	239,767	44,429,301
	$ 50,268,793	**$ 191,261**	**$ 260,541**	**$ 50,199,513**
Held to maturity				
Mortgage-backed securities	**$ 17,044,531**	**$ -**	**$ 467,858**	**$ 16,576,673**

NOTE 4 – INVESTMENT SECURITIES, Continued

The amortized costs and fair values of investment securities available for sale at December 31, 2007 and 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations.

	December 31, 2007		December 31, 2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale				
Due after one through five years	$ 528,221	$ 531,535	$ 1,995,984	$ 1,988,536
Due after five through ten year	19,697,399	19,816,761	4,590,775	4,607,783
Due after ten years	43,639,347	43,661,867	43,682,034	43,603,194
	$ 63,864,967	**$ 64,010,163**	**$ 50,268,793**	**$ 50,199,513**
Held to maturity				
Due after five through ten year	$ 332,724	$ 329,062	$ 440,719	$ 429,041
Due after ten years	14,486,368	14,243,856	16,603,812	16,147,632
	$ 14,819,092	**$ 14,572,918**	**$ 17,044,531**	**$ 16,576,673**

The tables below summarize gross unrealized losses on investment securities and the fair market value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

	Less than 12 months		12 months or longer		Total	
As of December 31, 2007	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available for sale						
State and political subdivisions	$ -	$ -	$ 3,735,798	$ 56,841	$ 3,735,798	$ 56,841
Mortgage-backed	4,148,032	302,746	5,687,578	29,028	9,835,610	331,774
	$ 4,148,032	**$ 302,746**	**$ 9,423,376**	**$ 85,869**	**$ 13,571,408**	**$ 388,615**
Held to maturity						
Mortgage-backed	**$ -**	**$ -**	**$ 14,572,918**	**$ 246,174**	**$ 14,572,918**	**$ 246,174**

	Less than 12 months		12 months or longer		Total	
As of December 31, 2006	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available for sale						
Government sponsored enterprises	$ 1,988,536	$ 7,448	$ -	$ -	$ 1,988,536	$ 7,448
State and political subdivisions	2,134,803	13,326	-	-	2,134,803	13,326
Mortgage-backed	6,412,576	55,716	7,425,274	184,051	13,837,850	239,767
	$ 10,535,915	**$ 76,490**	**$ 7,425,274**	**$ 184,051**	**$ 17,961,189**	**$ 260,541**
Held to maturity						
Mortgage-backed	**$ -**	**$ -**	**$ 16,576,673**	**$ 467,858**	**$ 16,576,673**	**$ 467,858**

At December 31, 2007, the Company had six state and political subdivision, and nine mortgage-backed securities in an unrealized loss position, of which 14 securities had been impaired greater than 12 months. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

NOTE 4 – INVESTMENT SECURITIES, Continued

Other investments totaled approximately $8.7 million and $7.1 million at December 31, .2007 and 2006, respectively. Other investments at December 31, 2007, consisted of Federal Reserve Bank stock with a cost of $1.0 million, FHLB stock with a cost of $7.2 million, and investments in the Trusts of $403,000. At December 31, 2006, the company owned Federal Reserve Bank stock with a cost of $968,700, Federal Home Loan Bank stock with a cost of $5.7 million, and an investment in the Trusts of $403,000. All of the FHLB stock is used to collateralize advances with the FHLB.

No investment securities were sold in 2007, 2006 or 2005. Accordingly, no gains or losses were recorded. At December 31, 2007, $43.4 million of securities were pledged to the FHLB as collateral for outstanding borrowings. In addition, approximately $2.8 million was pledged to secure deposits. At December 31, 2007, $14.2 million of securities were pledged as collateral for repurchase agreements from brokers.

Management limits its credit risk by generally investing its portfolio principally in obligations of the United States, its agencies or its corporations and general obligation municipal securities. Included in the investment portfolio at December 31, 2007, are mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation totaling $37.6 million and $16.2 million, respectively.

NOTE 5 – LOANS

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Upstate and Midlands regions of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company focuses its lending activities primarily on the professional market in Greenville, including doctors, dentists, and small business owners. The principal component of the loan portfolio is loans secured by real estate mortgages which account for 81.3% of total loans at December 31, 2007. Commercial loans comprise 72.5% of total real estate loans and consumer loans account for 27.5%. Commercial loans are further categorized into owner occupied which represents 22.4% of total loans and non-owner occupied of 29.0%. Commercial construction loans represent only 7.6% of the total loan portfolio.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. As of December 31, 2007, approximately $57.3 million, or 11.3% of our loans had loan-to-value ratios which exceeded regulatory supervisory limits, of which 71 loans totaling approximately $16.6 million had loan-to-value ratios of 100% or more. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). The various types of loans are individually underwritten and monitored to manage the associated risks.

NOTE 5 – LOANS, Continued

The composition of net loans by major loan categories is as follows:

	December 31, 2007	December 31, 2006
Real estate:		
Commercial		
Owner occupied	$ 114,167,660	$ 77,668,271
Non-owner occupied	147,478,611	126,007,968
Construction	38,463,845	20,466,078
	300,110,116	224,142,317
Consumer:		
Residential	59,814,952	59,186,972
Home equity	46,806,014	35,986,034
Construction	7,153,508	8,258,829
	113,774,474	103,431,835
Total real estate loans	413,884,590	327,574,152
Commercial business	86,863,443	65,890,649
Consumer-other	9,051,025	9,524,297
Deferred origination fees, net	(949,368)	(806,007)
Gross loans	508,849,690	402,183,091
Less allowance for loan losses	(5,751,308)	(4,949,262)
Loans, net	**$ 503,098,382**	**$ 397,233,829**

At December 31, 2007 and 2006, there was $4.4 million and $1.6 million, respectively of loans classified as non-accruing loans. Foregone interest income on the non-accrual loans in 2007 was approximately $170,000 and approximately $46,000 in 2006. The amount of interest income recorded in 2007 for loans that were on nonaccrual at December 31, 2007 was approximately $209,000, and was approximately $90,000 in 2006.

At December 31, 2007, approximately $141.9 million of the Bank's first mortgage loans were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta, as set forth in Note 9.

The composition of gross loans by rate type is as follows:

	December 31, 2007	December 31, 2006
Variable rate loans	$ 192,783,820	$ 195,020,965
Fixed rate loans	316,065,870	207,162,126
	$ 508,849,690	**$ 402,183,091**

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31, 2007	2006	2005
Balance, beginning of year	$ 4,949,262	$ 4,489,597	$ 3,716,645
Recoveries of loans previously charged-off	47,556	115,661	63,206
Provision for loan losses	2,050,000	1,650,000	1,000,000
Loans charged-off	(1,295,510)	(1,305,996)	(290,254)
Balance, end of year	**$ 5,751,308**	**$ 4,949,262**	**$ 4,489,597**

NOTE 5 – LOANS, Continued

At December 31, 2007, impaired loans amounted to approximately $4.2 million for which a reserve of approximately $303,000 was allocated in the allowance. During 2007, the average recorded investment in impaired loans was approximately $2.7 million. At December 31, 2006, impaired loans amounted to approximately $1.2 million for which a reserve of approximately $246,000 was allocated in the allowance. During 2006, the average recorded investment in impaired loans was approximately $807,000.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2007	December 31, 2006
Land	$ 1,099,459	$ 1,099,459
Buildings	1,613,177	3,648,550
Leasehold Improvements	1,095,207	-
Furniture and equipment	2,262,309	1,351,716
Software	323,696	306,174
Construction in process	459,831	1,095,034
	6,853,679	7,500,933
Accumulated depreciation	(1,462,955)	(1,050,079)
Total property and equipment	**$ 5,390,724**	**$ 6,450,854**

At December 31, 2007, construction in process is related to costs incurred on property and construction for future branch office sites. At December 31, 2006, construction in process is related to costs incurred to upfit the company's new main office and headquarter building.

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $482,717, $348,679 and $260,009, respectively. Depreciation is charged to operations utilizing a straight-line method over the estimated useful lives of the assets. The estimated useful lives for the principal items follow:

Type of Asset	Life in Years
Software	3
Furniture and equipment	5 to 7
Leasehold improvements	5 to 15
Buildings	40

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts:

	December 31, 2007	December 31, 2006
Non-interest bearing	$ 31,597,973	$ 30,878,769
Interest bearing:		
NOW accounts	37,802,434	34,311,644
Money market accounts	80,470,302	83,226,342
Savings	1,691,618	1,544,448
Time, less than $100,000	44,458,268	47,666,785
Time, $100,000 and over	216,799,873	147,876,088
Total deposits	**$ 412,820,468**	**$ 345,504,076**

NOTE 7 – DEPOSITS, Continued

At December 31, 2007 and 2006, the bank had approximately $155.3 million and $91.3 million of time deposits that were obtained outside of the bank's primary market. Interest expense on time deposits greater than $100,000 was $9.8 million and $6.1 million in the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 the scheduled maturities of certificates of deposit are as follows:

2008	$	243,158,158
2009		10,693,189
2010		3,756,165
2011		3,439,235
2012 and after		211,394
	$	**261,258,141**

NOTE 8 – SHORT-TERM REPURCHASE AGREEMENTS

At December 31, 2007 and 2006, the bank had no securities under agreements to repurchase with brokers on a short-term basis. During 2006, agreements to repurchase averaged $8.4 million, with $14.4 million being the maximum amount outstanding at any month-end. The average rate paid in 2006 was 4.92%.

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES AND RELATED DEBT

At December 31, 2007, the bank had $158.5 million in FHLB advances and related debt. Of the $158.5 million, FHLB advances represented $138.5 million, securities sold under structured agreements to repurchase represented $12.0 million, and $8.0 million was outstanding under a revolving line of credit.

The FHLB advances are secured with approximately $141.9 million of first mortgage loans and $7.2 million of stock in the FHLB. Listed below is a summary of the terms and maturities of the advances:

	Amount	Rate	Maturity	Repricing Date
$	10,000,000	4.62 %	February 12, 2008	Daily
	15,000,000	4.68 %	April 22, 2019	January 22, 2008
	7,500,000	4.38 %	February 13, 2017	February 13, 2008
	7,500,000	4.27 %	May 10, 2012	February 11, 2008
	20,000,000	4.69 %	September 7, 2011	March 7, 2008
	9,000,000	4.49 %	July 11, 2017	April 11, 2008
	5,000,000	4.25 %	July 24, 2017	April 24, 2008
	10,000,000	4.42 %	May 10, 2012	May 10, 2008
	5,000,000	4.07 %	October 11, 2016	January 11, 2008
	5,000,000	3.36 %	January 30, 2013	January 30, 2008
	10,000,000	4.47 %	February 17, 2019	February 17,2009
	7,500,000	4.39 %	May 12, 2014	May 12, 2009
	7,000,000	4.21 %	May 14, 2014	May 14, 2009
	20,000,000	4.58 %	May 5, 2010	-
$	**138,500,000**			

At December 31, 2007 the bank had sold two securities under structured agreements to repurchase with brokers. The first repurchase agreement for $10.0 million has a rate of 3.63% and matures on September 18, 2017. The buyer has an option to call the agreement on a quarterly basis. The second repurchase agreement for $2.0 million has a rate of 3.65% and matures on December 17, 2017. The buyer has an option to call the agreement on December 17, 2010 and quarterly thereafter. These agreements were secured with approximately $14.2 million of investment securities.

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES AND RELATED DEBT, Continued

The Company had a $15.0 million revolving line of credit with another bank for which $8.0 million was outstanding at December 31, 2007. The line of credit matures on December 28, 2012 and bears interest at prime less 1.25%, which at December 31, 2007 was 6.00%. The Company has pledged all of the stock of the Bank as collateral for this line of credit. The line of credit agreement contains various covenants related to net income and asset quality. As of December 31, 2007, the Company believes it was in compliance with all covenants.

At December 31, 2006 the bank had $108.5 million of advances from the FHLB. These advances are secured with approximately $123.8 million of first mortgage loans and $5.7 million of stock in the FHLB. Listed below is a summary of the terms and maturities of the advances:

	Amount	Rate	Maturity	Repricing Date
$	5,000,000	5.49 %	October 15, 2007	January 15, 2007
	15,000,000	4.99 %	April 22, 2019	January 22, 2007
	10,000,000	4.83 %	April 25, 2012	January 25, 2007
	7,500,000	3.22 %	February 10, 2015	February 12, 2007
	20,000,000	4.93 %	September 7, 2011	March 7, 2007
	5,000,000	4.53 %	April 22, 2013	April 23, 2007
	5,000,000	4.07 %	October 11, 2016	October 11, 2007
	9,000,000	4.03 %	October 11, 2016	October 11, 2007
	5,000,000	3.36 %	January 30, 2013	January 30, 2008
	7,000,000	4.21 %	May 14, 2014	May 14, 2009
	20,000,000	4.58 %	May 5, 2010	-
$	**108,500,000**			

NOTE 10 – JUNIOR SUBORDINATED DEBENTURES

On June 26, 2003, Greenville First Statutory Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of June 26, 2033. The rate is adjusted quarterly and was 7.96% at December 31, 2007. In accordance with the revised FIN 46, the Trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the Trust as $6.2 million junior subordinated debentures. The debenture issuance cost, net of accumulated amortization, totaled $99,000 at December 31, 2007 and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $18,000 for each of the years ended December 31, 2007, 2006 and 2005, respectively, and are included in borrowings interest expense.

On December 22, 2005, Greenville First Statutory Trust II, (a non-consolidated subsidiary) issued $7.0 million floating rate trust preferred securities with a maturity of December 22, 2035. The rate is adjusted quarterly and was 6.27% at December 31, 2007. In accordance with the revised FIN 46, the Trust has not been consolidated in these financial statements. The Company received from the Trust the $7.0 million proceeds from the issuance of the securities and the $217,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the Trust as $7.2 million junior subordinated debentures.

The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital.

NOTE 11 – UNUSED LINES OF CREDIT

At December 31, 2007, the Bank had four unused lines of credit to purchase federal funds that totaled $43.8 million. The lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. The lender has reserved the right to withdraw the line at their option. The Bank has an additional line of credit with the Federal Home Loan Bank to borrow funds, subject to a pledge of qualified collateral. The Bank has collateral that would support approximately $3.4 million in additional borrowings at December 31, 2007.

The Company has a $15.0 million revolving line of credit with another bank for which $7.0 million was unused at December 31, 2007. The line of credit matures on December 28, 2012 and bears interest at prime less 1.25%, which at December 31, 2007 was 6.00%. The proceeds of the line of credit will be used for working capital and general corporate purposes as well as to increase the capital investment in the Company's wholly-owned bank. The Company has pledged all of the stock of the Bank as collateral for this line of credit. The line of credit agreement contains various covenants related to net income and asset quality. As of December 31, 2007, the Company believes it was in compliance with all covenants.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a three year employment agreement with its chief executive officer and a two year employment agreement with its president and three executive vice presidents. These agreements include a) an incentive program, b) a stock option plan, c) a one-year non-compete agreement upon termination and d) a severance payment equal to one year of compensation. The total estimated aggregate commitment is approximately $882,000.

The Company has entered into an agreement with a data processor with a remaining term of three years to provide ATM services, item processing and general ledger processing. Components of this contract include monthly charges of approximately $32,000.

At December 31, 2007, the Company occupied land and banking office space under leases expiring on various dates through 2028. The estimated future minimum lease payments under these noncancelable operating leases are summarized as follows:

For the years ended December 31,		
2008	$	1,051,239
2009		1,030,405
2010		652,079
2011		663,348
2012		677,049
Thereafter		4,138,373
	$	**8,212,493**

The Bank has commitments related to the cost to build two new branch offices for approximately $899,000 and $872,000. The Bank had not incurred any costs on these commitments as of December 31, 2007.

The Bank may be subject to litigation and claims in the normal course of business. As of December 31, 2007, management believes there is no material litigation pending.

NOTE 13 – INCOME TAXES

The components of income tax expense for the years ended December 31, 2007, 2006 and 2005 were as follows:

	For the years ended December 31,		
	2007	2006	2005
Current income taxes:			
Federal	$ 1,048,815	$ 2,152,691	$ 2,211,902
State	176,000	211,000	199,000
Total current tax expense	1,224,815	2,363,691	2,410,902
Deferred income tax expense (benefit) and change in valuation allowance	416,201	(336,782)	(869,971)
Income tax expense	**$ 1,641,016**	**$ 2,026,909**	**$ 1,540,931**

The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory tax rate:

	For the years ended December 31,		
	2007	2006	2005
Tax expense at statutory rate	$ 1,725,996	$ 2,015,419	$ 1,378,728
Effect of state income taxes	116,160	139,260	131,340
Exempt income and other	(201,140)	(127,770)	30,863
Income tax expense	**$ 1,641,016**	**$ 2,026,909**	**$ 1,540,931**

The components of the deferred tax assets and liabilities are as follows:

	December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 1,625,427	$ 1,456,861
Net deferred loan fees	322,785	274,042
Real estate impairment charge	-	510,000
Unrealized loss on securities available for sale	-	23,555
Sale of real estate owned	17,000	163,478
Other	99,028	45,650
	2,064,240	2,473,586
Deferred tax liabilities:		
Property and equipment	$ 145,513	$ 147,366
Unrealized gain on securities available for sale	49,367	-
Other	85,527	53,263
	280,407	200,629
Net deferred tax asset	**$ 1,783,833**	**$ 2,272,957**

The net of current taxes payable and net deferred tax assets is included in other assets on the balance sheets.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 14 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers, and companies with which they are affiliated, are clients of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates and executive officers is as follows:

	For the years ended December 31,			
	2007		2006	
Balance, beginning of year	$	13,891,508	$	13,859,836
New loans		25,037,238		10,223,560
Less loan payments		(18,942,407)		(10,191,888)
Balance, end of year	**$**	**19,986,339**	**$**	**13,891,508**

Deposits by officers and directors and their related interests at December 31, 2007 and 2006, were $1.8 million and $2.4 million, respectively.

The Bank purchased various signage for its Greenville and Columbia offices during 2007 from the same vendor used in the past for such signage. During 2007 and 2006, one of the Bank's directors acted as chairman of the board for the respective company. The Bank paid approximately $31,000 and $36,000 to the company for the years ended December 31, 2007 and 2006, respectively. The Bank is of the opinion that the cost of signage represents market costs that could have been obtained in similar "arms length" transactions.

One of the Bank's executive officers is a shareholder of a company which owns a local newspaper. During the years ended December 31, 2007 and 2006, the Bank paid approximately $2,000 and $31,915, respectively, to the company for advertising expenses. The Bank is of the opinion that the advertising costs represent market costs that could have been obtained in similar "arms length" transactions.

On September 20, 2005, the Bank entered into a ten year, five month lease with various renewal options on its new main office building. The Company moved the corporate office and branch operation to the new leased space in the first quarter of 2007. Mr. Cothran, a director of the Bank and real estate developer by occupation, assisted the bank in the negotiation of the lease. The lessor paid Mr. Cothran a leasing agency fee of $164,414, of which $82,207 was paid in 2005 and the remainder in 2007 when the Bank occupied the building.

The Bank also has a land lease with Mr. Cothran on the property for a branch office, with monthly payments of $4,804. In addition, the Bank had various consulting agreements with the director for development, administration and advisory services related to the purchase of property and construction of current and future branch office sites. Beginning in 2006, the Bank has also contracted with Mr. Cothran on an annual basis to provide property management services for each of its branch offices. The Bank paid Mr. Cothran approximately $19,000 for these services during 2006 and $41,000 during 2007.

On July 28, 2006, the Bank purchased $5.0 million of bank owned life insurance from Northwestern Mutual Insurance Company. The purchase was made through an agency that is owned by director, David Ellison. Mr. Ellison received a commission of $60,000. At approximately the same time, the Bank purchased a $3.0 million bank owned life insurance policy from an independent third party. The terms and conditions of both the $5.0 million and $3.0 million insurance policies are substantially the same. Therefore, Management believes that the $5.0 million policy was obtained at a cost that was consistent with the cost in a similar "arms length" transaction.

In January 2008, the Bank entered into a commitment with a company partially owned by one of the Bank's directors. The Bank has committed to pay the company a development fee up to $550,000 in three annual installments related to the development and construction of the Company's regional headquarters in Cayce, South Carolina. The Bank paid the first installment of approximately $189,000 in January 2008.

The Bank is of the opinion that the lease payments and consulting fees represent market costs that could have been obtained in similar "arms length" transactions.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007, unfunded commitments to extend credit were approximately $104.5 million, of which $65.0 million is at fixed rates and $39.5 million is at variable rates. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2007, there was a $2.8 million commitment under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The fair value of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standing. The total fair value of such instruments is not material.

NOTE 16 – EMPLOYEE BENEFIT PLAN

On January 1, 2000, the Company adopted the Southern First Bancshares, Inc. Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Plan was amended in 2006 to provide a Roth 401(k) feature to the Plan. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2007, 2006, and 2005 amounted to approximately $130,000, $100,000, and $75,000, respectively.

NOTE 17 – WARRANTS AND STOCK OPTIONS AND GRANT PLANS

Upon completion of the 1999 stock offering, the Company issued warrants to each of its organizers to purchase up to an additional 213,593 shares (adjusted for 3 for 2 stock split in 2004 and the stock dividend in 2006) of common stock at $6.06 per share. These warrants vested over a three-year period, are currently exercisable, and expire on October 27, 2009. There were 204,192 warrants outstanding at December 31, 2007 and 209,192 warrants outstanding at December 31, 2006 and 2005.

On March 21, 2000, the Company adopted a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 436,424 options at an option price per share not less than the fair market value on the date of grant. The options expire 10 years from the grant date. On December 20, 2005, the Company's Board of Directors approved accelerating all unvested options granted to officers and employees effective December 28, 2005.

NOTE 17 – WARRANTS AND STOCK OPTIONS AND GRANT PLANS, Continued

A summary of the status of the stock option plan and changes for the years ended December 31, are presented below:

	2007			2006			2005	
	Shares	Weighted average exercise price	Aggregate Intrinsic Value	Shares	Weighted average exercise price	Aggregate Intrinsic Value	Shares	Weighted average exercise price
Outstanding at beginning of year	270,227	$ 8.57		268,427	$ 8.01		277,475	$ 7.82
Granted	3,000	21.48		10,000	21.70		2,750	19.28
Exercised	5,088	6.41		8,200	6.63		11,798	6.27
Forfeited or expired	-	-		-	-		-	-
Outstanding at end of year	**268,139**	**$ 8.76**	**3,092,305**	**270,227**	**$ 8.57**	**3,487,915**	**268,427**	**$ 8.01**
Options exercisable at year-end	262,727		3,092,305	260,227		3,487,915	268,427	
Shares available for grant	143,199			146,199			156,199	

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's stock.

On March 21, 2006, the Company adopted a restricted stock plan for the benefit of the directors, officers and employees. At December 31, 2007, 11,000 shares (adjusted for the stock dividend in 2006) of stock were authorized under the restricted stock plan, of which 8,500 shares were available to be granted. During the year ended December 31, 2007, the Company awarded 2,500 shares with a weighted average fair value of $21.63.

Shares of restricted stock granted to employees under the Restricted Stock Plan are subject to restrictions as to continuous employment for a specified time period following the date of grant. During this period, the holder is entitled to full voting rights and dividends.

A summary of the status of the Company's nonvested restricted stock and changes for the year ended December 31, 2007 is as follows:

	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2007	-	$ -
Granted	2,500	21.63
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2007	**2,500**	**$ 21.63**

NOTE 18 – COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net earnings per common share. The assumed conversion of stock options and warrants can create a difference between basic and diluted net earnings per common share. The weighted average number of common shares outstanding for basic earnings was 2,942,369, 2,931,640, and 2,922,403 for 2007, 2006, and 2005, respectively. The weighted average number of common shares assumed outstanding for diluted earnings per common share was 3,234,145, 3,238,329, and 3,223,405 in 2007, 2006, and 2005. The 2005 shares outstanding have been adjusted for the subsequent stock dividend.

NOTE 19 – DIVIDENDS

There are no current plans to initiate payment of cash dividends and our future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay cash dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency ("OCC"). Generally, these restrictions require the Bank to pay cash dividends derived solely from net profits. Moreover, OCC prior approval is required if cash dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

NOTE 20 – REGULATORY MATTERS

The Company and the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and Bank exceed all well capitalized requirements to which they are subject.

As of April 2, 2007, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events, since that notification that management believes have changed the Bank's category. The Company's and Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2007						
The Company						
Total Capital (to risk weighted assets)	$ 56,933	11.1%	$ 41,154	8.0%	$ 51,442	10.0%
Tier 1 Capital (to risk weighted assets)	51,182	10.0	20,577	4.0	30,865	6.0
Tier 1 Capital (to average assets)	51,182	8.3	24,622	4.0	30,778	5.0
The Bank						
Total Capital (to risk weighted assets)	$ 63,987	12.4%	$ 41,145	8.0%	$ 51,432	10.0%
Tier 1 Capital (to risk weighted assets)	58,236	11.3	20,573	4.0	30,859	6.0
Tier 1 Capital (to average assets)	58,236	9.5	24,622	4.0	30,778	5.0
As of December 31, 2006						
The Company						
Total Capital (to risk weighted assets)	$ 52,550	13.1%	$ 32,137	8.0%	$ 40,171	10.0%
Tier 1 Capital (to risk weighted assets)	47,600	11.9	16,069	4.0	24,103	6.0
Tier 1 Capital (to average assets)	47,600	9.4	20,364	4.0	25,455	5.0
The Bank						
Total Capital (to risk weighted assets)	$ 49,223	12.3%	$ 31,970	8.0%	$ 39,963	10.0%
Tier 1 Capital (to risk weighted assets)	44,273	11.1	15,985	4.0	23,978	6.0
Tier 1 Capital (to average assets)	44,273	8.7	20,364	4.0	25,455	5.0

NOTE 21 - SELECTED CONDENSED QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of operations by quarter:

2007

	Quarters ended			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 8,961,085	$ 9,742,411	$ 10,280,400	$ 10,535,895
Interest expense	5,177,379	5,591,967	5,857,563	6,153,892
Net interest income	3,783,706	4,150,444	4,422,837	4,382,003
Provision for loan losses	460,000	380,000	450,000	760,000
Noninterest income	593,400	148,143	247,445	273,264
Noninterest expenses	2,507,533	2,819,244	2,785,336	2,762,671
Income before provision for income taxes	1,409,573	1,099,343	1,434,946	1,132,596
Income tax expense	451,517	348,209	478,384	362,906
Net income	$ 958,056	$ 751,134	$ 956,562	$ 769,690
Earnings per share				
Basic	$ .33	$ .25	$ .33	$ .26
Diluted	$ .29	$ .23	$ .30	$ .24
Weighted average common shares				
Basic	2,936,368	2,940,197	2,946,456	2,946,456
Diluted	3,247,726	3,240,625	3,235,959	3,212,268

2006

	Quarters ended			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 6,626,130	$ 7,497,871	$ 8,134,068	$ 8,670,856
Interest expense	3,266,327	3,934,985	4,440,648	4,937,449
Net interest income	3,359,803	3,562,886	3,693,420	3,733,407
Provision for loan losses	400,000	400,000	400,000	450,000
Noninterest income	155,575	133,998	112,927	176,995
Noninterest expenses	1,789,544	1,769,398	1,854,176	1,938,190
Income before provision for income taxes	1,325,834	1,527,486	1,552,171	1,522,212
Income tax expense	483,930	557,531	532,494	452,954
Net income	$ 841,904	$ 969,955	$ 1,019,677	$ 1,069,258
Earnings per share				
Basic	$ .29	$ .33	$ .35	$ .36
Diluted	$ .25	$ .30	$ .32	$ .33
Weighted average common shares				
Basic	2,927,250	2,931,723	2,933,721	2,933,868
Diluted	3,245,837	3,236,262	3,231,605	3,239,613

NOTE 22 –FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold, federal funds purchased, securities sold under agreement to repurchase and official checks.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. See Note 15 for additional discussion related to these instruments.

Fair value for variable rate loans and borrowings that reprice frequently and for loans that mature in less than one year is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans (primarily commercial) maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

The cash surrender value of bank owned life insurance policies held by the Bank approximates fair values of the policies.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and FHLB advances with a maturity within one year are valued at their carrying value. The fair value of certificate of deposit accounts and FHLB advances with a maturity after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets:				
Cash and due from banks	$ 7,714,494	$ 7,714,494	$ 9,112,675	$ 9,112,675
Federal funds sold	9,256,679	9,256,679	7,466,458	7,466,458
Investment securities available for sale	64,010,163	64,010,163	50,199,513	50,199,513
Investment securities held to maturity	14,819,092	14,572,918	17,044,531	16,576,673
Other investments	8,677,682	8,677,682	7,060,100	7,060,100
Loans, net	503,098,382	506,344,437	397,233,829	391,139,997
Bank owned life insurance	8,907,402	8,907,402	8,142,947	8,142,947
Financial Liabilities:				
Deposits	412,820,468	388,584,318	345,504,076	315,729,070
Official checks outstanding	818,885	818,885	4,131,107	4,131,107
Federal Home Loan Bank advances and related debt	158,520,000	164,935,041	108,500,000	107,150,270
Junior subordinated debentures	13,403,000	13,403,000	13,403,000	13,403,000

NOTE 23 – PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southern First Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 628,673	$ 1,264,515
Investment in subsidiaries	58,734,725	44,659,808
Property and equipment, net	-	1,970,520
Other assets	354,292	117,000
Total assets	**$ 59,717,690**	**$ 48,011,843**
Liabilities and Shareholders' Equity		
Accounts payable and accrued expenses	$ 16,917	$ 25,397
Notes Payable	8,020,000	
Junior subordinated debentures	13,403,000	13,403,000
Shareholders' equity	38,277,773	34,583,446
Total liabilities and shareholders' equity	**$ 59,717,690**	**$ 48,011,843**

Condensed Statements of Income

	For the years ended December 31, 2007	2006	2005
Revenues			
Interest income	$ 29,131	$ 31,429	$ 17,393
Rental income	-	225,215	-
Gain on sale of property held for sale	319,291	-	-
Total revenue	348,422	256,644	17,393
Expenses			
Interest expense	1,016,401	978,656	419,362
Depreciation	4,989	59,864	4,988
Impairment of long lived assets	-	-	1,500,000
Other expenses	38,305	-	-
Total expenses	1,059,695	1,038,520	1,924,350
Income tax benefit	235,421	-	-
Loss before equity in undistributed net income of subsidiaries	(475,852)	(781,876)	(1,906,957)
Equity in undistributed net income of subsidiaries	3,911,294	4,682,670	4,421,109
Net income	**$ 3,435,442**	**$ 3,900,794**	**$ 2,514,152**

NOTE 23 – PARENT COMPANY FINANCIAL INFORMATION, Continued

Condensed Statements of Cash Flows

	For the years ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 3,435,442	$ 3,900,794	$ 2,514,152
Adjustments to reconcile net income to net cash provided by (used for)operating activities			
Equity in undistributed net income of subsidiaries	(3,911,294)	(4,682,670)	(4,421,109)
Depreciation	4,989	59,864	4,988
Impairment of long lived assets	-	-	1,500,000
Gain on sale of property held for sale	(319,291)	-	-
Compensation expense related to stock options and restricted stock grants	32,375	-	-
Decrease (increase) in other assets	(237,292)	18,000	18,000
Increase (decrease) in accounts payable and accrued expenses	(8,480)	(3,019,231)	3,027,818
Net cash provided by (used for) operating activities	(1,003,551)	(3,723,243)	2,643,849
Investing activities			
Purchase of property and equipment	-	-	(3,535,374)
Proceeds from sale of property held for sale	2,284,822	-	-
Investment in subsidiaries	(10,000,000)	-	(3,717,000)
Net cash used for investing activities	(7,715,178)	-	(7,252,374)
Financing activities			
Proceeds from note payable	8,020,000	-	-
Proceeds from junior subordinated debentures	-	-	7,217,000
Cash in lieu of fractional shares	-	(446)	-
Proceeds from the exercise of stock options and warrants	62,887	49,720	80,598
Net cash provided by financing activities	8,082,887	49,274	7,297,598
Net increase (decrease) in cash and cash equivalents	(635,842)	(3,673,969)	2,689,073
Cash and cash equivalents, beginning of year	1,264,515	4,938,484	2,249,411
Cash and cash equivalents, end of year	**$ 628,673**	**$ 1,264,515**	**$ 4,938,484**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Southern First Bancshares, Inc. and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of ***Southern First Bancshares, Inc.*** (formerly known as Greenville First Bancshares, Inc.) ***and Subsidiary*** as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***Southern First Bancshares, Inc. and Subsidiary*** as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of ***Southern First Bancshares, Inc. and Subsidiary's*** internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 21, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2006. There have been no significant changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the *Exchange Act Rules 13a-15(f)*. A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the criteria established in a report entitled *"Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission"* and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This results in modifications to its processes throughout the Company. However, there has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

Item 9B. Other Information

There was no information required to be disclosed by the company in a report on Form 8-K during the fourth quarter of 2007 that was not so disclosed.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

In response to this Item, this information is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008 and is incorporated herein by reference.

Item 11. Executive Compensation.

In response to this Item, this information is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

In response to this Item, the information required by Item 201(d) is contained in Item 5 of this report. The other information required by this item is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008 is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

In response to this Item, this information is contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 13, 2008 and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to the Consolidated Financial Statements

(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

3.1. Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-83851).

3.2. Bylaws (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2, File No. 333-83851).

3.3	Amended and Restated Bylaws dated October 17, 2007 (incorporated by reference to the Company's Form 8-K filed January 10, 2008).
3.4	Amended and Restated Bylaws dated March 18, 2008.
4.1.	See Exhibits 3.1 and 3.2 for provisions in Greenville First Bancshares's Articles of Incorporation and Bylaws defining the rights of holders of the common stock (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2, File No. 333-83851).
4.2.	Form of certificate of common stock (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form SB-2, File No. 333-83851).
10.1.	Employment Agreement dated July 27, 1999 between Greenville First Bancshares and Art Seaver (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form SB-2, File No. 333-83851).*
10.2.	Lease Agreement incorporated by reference between Greenville First Bank and Halton Properties, LLC, formerly Cothran Properties, LLC (incorporated by reference to Exhibit 10.2 of Form 10-K filed on March 28, 2000).
10.3	Data Processing Services Agreement dated June 28, 1999 between Greenville First Bancshares and the Intercept Group (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form SB-2, File No. 333-83851).
10.4	Form of Stock Warrant Agreement (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form SB-2, File No. 333-83851).*
10.5	2000 Greenville First Bancshares, Inc. Stock Incentive Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the company's Form 10-QSB for the period ended March 31, 2000).*
10.6	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A., Greenville First Bancshares, Inc., and James M. Austin, III (incorporated by reference to Exhibit 10.1 to the company's Form 10-QSB for the period ended June 30, 2004).*
10.7	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and Frederick Gilmer, III (incorporated by reference to Exhibit 10.2 to the company's Form 10-QSB for the period ended June 30, 2004).*
10.8	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and J. Edward Terrell (incorporated by reference to Exhibit 10.3 to the company's Form 10-QSB for the period ended June 30, 2004).*
10.9	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated January 12, 2004 (incorporated by reference to Exhibit 10.4 to the company's Form 10-QSB for the period ended June 30, 2004).
10.10	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated June 14, 2004 (incorporated by reference to Exhibit 10.5 to the company's Form 10-QSB for the period ended June 30, 2004).
10.11	Sublease Agreement between Greenville First Bank, N.A. and Augusta Road Holdings, LLC dated February 26, 2004 (incorporated by reference to Exhibit 10.6 to the company's Form 10-QSB for the period ended June 30, 2004).
10.12	Bonaventure I Office Lease Agreement with Greenville First Bank, N.A., dated September 20, 2005 (incorporated by reference to Exhibit 10.1 to the company's Form 10-Q for the period ended September 30, 2005).
10.13	First Amendment to Office Lease Agreement with Greenville First Bank, N.A., dated September 20, 2005 (incorporated by reference to Exhibit 10.2 to the company's Form 10-Q for the period ended September 30, 2005).

10.14	Employment Agreement dated November 2, 2006 between Greenville First Bank, N.A. and F. Justin Strickland (incorporated by reference to Exhibit 10.1 to the company's Form 8-K for the period ended December 12, 2006).*
10.15	Loan Agreement by and between Southern First Bancshares, Inc. and The Bankers Bank, National Association, dated December 28, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed January 4, 2008).*
10.16	Stock Pledge Agreement by and between Southern First Bancshares, Inc. and The Bankers Bank, National Association, dated December 28, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed January 4, 2008).*
21	Subsidiaries.
23	Consent of Independent Public Accountants
24	Power of Attorney (contained herein as part of the signature pages).
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.
32	Section 1350 Certifications.

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENVILLE FIRST BANCSHARES, INC.

Date: March 18, 2008 By: /s/R. Arthur Seaver, Jr.
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Arthur Seaver, Jr., his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/James M. Austin, III James M. Austin, III	Chief Financial Officer, (*Principal Financial and Accounting Officer)*	March 18, 2008
/s/Andrew B. Cajka, Jr. Andrew B. Cajka, Jr.	Director	March 18, 2008
/s/Mark A. Cothran Mark A. Cothran	Director	March 18, 2008
/s/Leighton M. Cubbage Leighton M. Cubbage	Director	March 18, 2008
/s/David G. Ellison David G. Ellison	Director	March 18, 2008
/s/Anne S. Ellefson Anne S. Ellefson	Director	March 18, 2008
/s/Fred Gilmer, Jr. Fred Gilmer, Jr.	Director, Senior Vice-President	March 18, 2008
/s/Tecumseh Hooper, Jr. Tecumseh Hooper, Jr.	Director	March 18, 2008
/s/Rudolph G. Johnstone, III M.D. Rudolph G. Johnstone, III, M.D.	Director	March 18, 2008
/s/James B. Orders, III James B. Orders, III	Director, Chairman	March 18, 2008
/s/William B. Sturgis William B. Sturgis	Director	March 18, 2008
/s/R. Arthur Seaver, Jr. R. Arthur Seaver, Jr.	Director, Chief Executive Officer (P*rincipal Executive Officer*)	March 18, 2008

SOUTHERN FIRST BANCSHARES, INC.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29607

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of Southern First Bancshares, Inc., the holding company for Southern First Bank. At the meeting, we will report on our performance in 2007 and answer your questions. We are excited about our accomplishments in 2007 and look forward to discussing both our accomplishments and our future plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on May 13, 2008 at The Poinsett Club at 807 East Washington Street, Greenville, South Carolina at 5:00 p.m. for the following purposes:

1. To elect four members to the Board of Directors; and

2. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 24, 2008 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the company's offices prior to the meeting. If your shares are held in "street name," you will need to obtain a proxy form from the institution that holds your shares in order to vote at our annual meeting.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By order of the Board of Directors,

R. Arthur Seaver, Jr.
Chief Executive Officer

Greenville, South Carolina
April 11, 2008

SOUTHERN FIRST BANCSHARES, INC.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29607

Proxy Statement for Annual Meeting of Shareholders to be Held on May 13, 2008

Our board of directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set March 24, 2008 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to vote and to attend the meeting, with each share entitled to one vote. If you are a registered shareholder who wishes to vote at our annual meeting, you may do so by delivering your proxy card in person at the meeting. "Street name" shareholders who wish to vote at our annual meeting will need to obtain a proxy form from the institution that holds their shares. There were 2,974,706 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint James B. Orders, III and R. Arthur Seaver, Jr. as your representatives at the meeting. Mr. Orders and Mr. Seaver will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Orders and Mr. Seaver will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors." We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Mr. Orders and Mr. Seaver will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Upon written or oral request, we will promptly deliver a separate copy of our annual report, our annual report on Form 10-K, or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 11, 2008.

Proposal No. 1: Election of Directors

The board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class III directors will expire at the meeting. The terms of the Class I directors expire at the 2009 Annual Shareholders Meeting. The terms of the Class II directors will expire at the 2010 Annual Shareholders Meeting. Our current directors and their classes are:

Class I	Class II	Class III
Mark A. Cothran	Leighton M. Cubbage	Andrew B. Cajka
Rudolph G. Johnstone, III, M.D.	David G. Ellison	Anne S. Ellefson
R. Arthur Seaver, Jr.	James B. Orders, III	Fred Gilmer, Jr.
	William B. Sturgis	Tecumseh Hooper, Jr.

Shareholders will elect four nominees as Class III directors at the meeting to serve a three-year term, expiring at the 2011 Annual Meeting of Shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the four nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect Andrew B. Cajka, Anne S. Ellefson, Fred Gilmer, Jr. and Tecumseh Hooper, Jr. as Class III directors.

If you submit a proxy but do not specify how you would like it to be voted, Mr. Orders and Mr. Seaver will vote your proxy to elect Messrs. Cajka, Gilmer, Hooper, and Mrs. Ellefson. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Mr. Orders and Mr. Seaver will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the Class III nominees, each of whom is also a director of our subsidiary, Southern First Bank:

Andrew B. Cajka, 48, Class III director, is the founder and president of Southern Hospitality Group, LLC, a hotel management and development company in Greenville, South Carolina. Prior to starting his own business, Mr. Cajka was a managing member of Hyatt Hotels Corporation from 1986 until 1998. He is a 1982 graduate of Bowling Green State University. Mr. Cajka served on the board of directors for the Greenville Chamber of Commerce and is past president of the downtown area council, as well as past chairman of Greenville Hospital Foundation Board and past chairman of the Children's Hospital. He currently serves as vice chairman of the board for St. Joseph's High School, as chairman of the Greenville County Research and Technology Development board, and as a board member for the Metropolitan Arts Council, the Red Cross, and the BMW Nationwide Tournament advisory board. He is a past chairman and present treasurer of the Greenville Convention and Visitors Bureau and past chairmen of the Greenville Tech Hospitality Board. Mr. Cajka has served as a board member of the Urban League and Thornblade Board of Governors.

Anne S. Ellefson, 53, Class III director, is an attorney and shareholder with Haynsworth Sinkler Boyd, P.A., where she has practiced law since 1979. Mrs. Ellefson is a 1976 graduate of the University of South Carolina where she received a bachelor's degree and a 1979 graduate of the University of South Carolina School of Law. Mrs. Ellefson previously served on advisory boards at both United Carolina Bank and BB&T. She is a past chairman of the Greater Greenville Chamber of Commerce and the United Way of Greenville County and currently serves on the Board of Directors and Executive Committee of the South Carolina Chamber of Commerce. She is also the past President of the South Carolina Bar Foundation.

Frederick "Fred" Gilmer, Jr., 72, Class III director, is a senior vice president of our bank. He is a seasoned banker with over 48 years of experience in the financial services industry. Mr. Gilmer was involved with the organization of Southern Bank and Trust Company and has held executive positions with two other banks in the Greenville area. He graduated from the University of Georgia in 1958 and the LSU Graduate School of Banking of the South in Baton Rouge, Louisiana in 1970. He is a graduate of Leadership Greenville and presently serves numerous organizations, including the Greenville Rotary Club, the YMCA, the United Way, and the First Presbyterian Church. He is a past board member of Family Children Service, Goodwill Industries, Downtown Area Council, Greenville Little Theater, Greenville Cancer Society, South Carolina Arthritis Foundation, Freedom Weekend Aloft, and the Greenville Chamber of Commerce.

Tecumseh "Tee" Hooper, Jr., 60, Class III director, is a private investor. Mr. Hooper is the chief executive officer of General Wholesale Distributors, LLC, a Trane HVAC distributor in the state of South Carolina. Mr. Hooper is also chairman of the board of FGP International Inc., an executive and temporary placement service company and Sign Crafters, USA, a sign manufacturing and service company. He is also a director of Peregrine Energy, Inc., an energy management company. Mr. Hooper was the president of Modern Office Machines/ IKON Office Solutions in Greenville, South Carolina, from 1982 through 2001. Mr. Hooper graduated from The Citadel in 1969 with a degree in business administration, and he received a master in business administration from the University of South Carolina in 1971. Mr. Hooper has served the community as a board member of the Greenville Chamber of Commerce, Camp Greenville, YMCA Metropolitan, and the United Way, and as past president of the Greenville Urban League. Mr. Hooper has also served on the board of directors for Leadership Greenville, Leadership South Carolina, and also as chairman of Patriots Point Development Authority in Charleston. He is the immediate past chairman of the South Carolina Department of Transportation.

Set forth below is also information about each of the company's other directors and each of its executive officers. Each of the following directors is also a director of our subsidiary bank.

James M. "Jim" Austin, III, 51, is an executive vice president and the chief financial officer of our company and the bank. He has over 29 years of experience in the financial services industry. From 1978 to 1983, Mr. Austin was employed by KPMG Peat Marwick, specializing in bank audits. Mr. Austin was employed from 1983 to 1995 with American Federal Bank as controller and senior vice president. From 1995 until 1997, Mr. Austin was the senior vice president and chief financial officer of Regional Management Corporation, and from December 1997 until June 1999, he was the director of corporate finance for HomeGold Financial, Inc. Mr. Austin is a 1978 graduate of the University of South Carolina with degrees in both accounting and finance. He is also a Certified Public Accountant and graduate of the University of Georgia's Executive Management's Savings Bank program. In addition, he is a graduate of Leadership Greenville. He has served on the community boards of River Place Festival, Junior Achievement, and Pendleton Place, and he is the past president of the Financial Manager's Society of South Carolina and former board member of the Young Manager's Division of the Community of Financial Institutions of South Carolina. He is past chairman of the board of directors for the Center for Development Services. He is active in the First Presbyterian Church and a current board member of the Greenville Free Medical Clinic. Mr. Austin is the past chairman and a current member of Fidelity's National User Group board of directors.

Gwen G. Bridges, 46, is an executive vice president and risk management officer of our bank. She has over 18 years of banking experience. From 1984 to 1985 Ms. Bridges was employed by Ernst and Young. From 1985 to 1999 she worked in the banking and financial services industry, serving in various accounting and finance roles. Prior to joining the bank, she was Vice President and Treasurer of Regional Management Corporation. Ms. Bridges is a 1984 graduate of Clemson University with a bachelor's degree in Accounting. She has also completed the South Carolina Bankers School. She currently serves on the Women in Banking Committee of the United Way.

Mark A. Cothran, 50, Class I director, is the president and owner of Cothran Properties, LLC, a real estate development company in Greenville, South Carolina. He has been with Cothran Properties, LLC since 1986. Mr. Cothran received his bachelor's degree in finance and banking from the University of South Carolina in 1980 and is a licensed real estate broker in the State of South Carolina. He currently serves on the Tax and Legislative Committee and the National Business Park Forum of the National Association of Industrial and Office Properties (NAIOP) for which he is also the past chairman. He is also the immediate past president of the state chapter of NAIOP. He has served on the board of directors of the Greenville Chamber of Commerce, the Chamber of Commerce's Economic Development Board, and on the Advisory Board of Greenville National Bank. He currently serves on the board of directors of General Wholesale Distributors, Inc.

Leighton M. Cubbage, 55, Class II director, has been the chairman / chief executive officer of Champion Communications, Inc. since 2004 and was the co-founder, president, and chief operating officer of Corporate

Telemanagement Group in Greenville, South Carolina from 1989 until 1995. Since 1995, Mr. Cubbage has been a private investor maintaining investment interests in a telecommunications company, a weekly newspaper, car dealerships, and a trucking company. He is a 1977 graduate of Clemson University with a bachelor's degree in political science. Mr. Cubbage was chairman of the Greenville Hospital System board of trustees and was a former member of the Greenville Technical College Foundation Board.

David G. Ellison, 58, Class II director, has been a managing director of Northwestern Mutual Financial Network since 1983. Mr. Ellison is a 1972 graduate of Furman University where he received a bachelor's degree and a 1976 graduate of the Clemson-Furman University Program where he received a master in business administration. Mr. Ellison has served two terms on the board of trustees of Furman University, where he is a former board chair. He is a past president of both the Furman Alumni Association and Furman Paladin Club. He has also served on the board of trustees for United Way of Greenville County. He is a prior commissioner of the Greenville Housing Authority.

Frederick "Fred" Gilmer, III, 43, is an executive vice president and the senior lending officer of our bank. He has over 20 years of banking experience. From 1987 until 1999, Mr. Gilmer held various management positions with Wachovia Bank, N.A., including commercial lending, city executive, and vice president in private banking. Mr. Gilmer is a 1986 graduate of Clemson University with a bachelor's degree in management. He is also a graduate of Leadership Greenville. He has served on the community boards of Bon Secours St. Francis Foundation and the Metro YMCA, and he is a past chairman of Cleveland Street YMCA. Other activities include Greenville Chamber of Commerce, United Way loan executive, Greenville Convention and Visitors Bureau, and Rotary Club of Greenville. He is active at Buncombe Street United Methodist Church, serving in various roles.

Rudolph G. "Trip" Johnstone, III, M.D., 47, Class I director, is a physician who has practiced with the Cross Creek Asthma, Allergy, and Immunology medical clinic since 1992. He graduated from Washington & Lee University in 1982 with a degree in biology and from the Medical University of South Carolina in 1986. Dr. Johnstone served on the consulting board to Greenville National Bank from 1995 until 1998. He is on the board of directors of Allergy Partners, PA and is a past president of the Southeastern Asthma, Allergy, and Immunology Society.

James B. Orders, III, 55, Class II director, is the chairman of our board of directors. Since 1986, he has been the president of Park Place Corporation, a company engaged in the manufacture and sale of mattresses to the wholesale market. Mr. Orders is chairman of Comfortaire Corporation and a director of Orders Realty Co., Inc., a real estate development and management company that is a wholly-owned subsidiary of Park Place Corporation. He attended Clemson University from 1970 until 1974. Mr. Orders is a past president of the International Sleep Products Association, a past president of the Downtown Rotary Club, a past member of the advisory board of Greenville National Bank and a past member of the advisory board of Carolina First Bank. He currently serves on the boards of Lay Christian Association and Cox Industries.

R. Arthur "Art" Seaver, Jr., 44, Class I director, is the chief executive officer of our company and our bank. He has over 21 years of banking experience. From 1986 until 1992, Mr. Seaver held various positions with The Citizens & Southern National Bank of South Carolina. From 1992 until February 1999, he was with Greenville National Bank, which was acquired by Regions Bank in 1998. He was the senior vice president in lending and was also responsible for managing Greenville National Bank's deposit strategies prior to leaving to form Greenville First Bank. Mr. Seaver is a 1986 graduate of Clemson University with a bachelor's degree in financial management and a 1999 graduate of the BAI Graduate School of Community Bank Management. He is currently on the board of the Palmetto Society for the United Way, the South Carolina Bankers Association, and the St. Francis Foundation and is past Chairman of the Community Bankers Council of the South Carolina Bankers Association. Past organizations that he has worked with include Leadership Greenville, the Greenville Chamber of Commerce, the South Carolina Network of Business and Education Partnership, Junior League, Junior Achievement, the Greenville Convention and Visitors Bureau, the United Way, and the First Presbyterian Church.

F. Justin Strickland, 44, is president of our company and our bank. He has over 22 years of banking experience. From 1985 until 1993, Mr. Strickland held various positions with The Citizens & Southern National Bank of South Carolina. From 1993 until November 2006, he was with Carolina First Bank. From 1999 until November 2006, he held the position of South Carolina Midlands Market President. Mr. Strickland is a 1985 graduate of the University of South Carolina with a bachelor's degree in finance and the LSU Graduate School of Banking of the South in Baton Rouge, Louisiana in 1996. He is the past Chairman of the Greater Columbia Chamber of Commerce and the Chairman of the SC Bankers Association. He is also chairman of the Finance Committee of the Children's Trust Fund of South Carolina. He formerly held the position as treasurer of the Saluda Shoal Foundation and is a past member of the boards of Columbia Urban League, Palmetto Health Foundation (past chairman), Junior Achievement (past chairman), the SC Bankers School (past chairman), and the Boy Scouts – Indiana Water Council. He is an active member of Saxe Gotha Presbyterian Church. He was a prior Chairman of the SC Bankers Association /Young Bankers Division where he received the SC Outstanding Young Bankers Award in 1999. He has been a member in the past with the Rotary Club, Sertoma Club, Business Association of Columbia, Salvation Army, and the United Way.

William B. Sturgis, 73, Class II director, held various executive positions with W.R. Grace & Co. from 1984 until his retirement in 1997, including executive vice president of W.R. Grace's worldwide packaging operations and president of its North American Cryovac Division. Mr. Sturgis graduated from Clemson University in 1957 with a degree in chemical engineering and is a graduate of the Advanced Management Program at Harvard. He is active with Clemson University, serving on the Foundation Board, the President's Advisory Council, and the Engineering and Science Advisory Board. He is a Trustee of the First Presbyterian Church in Greenville.

J. Edward "Eddie" Terrell, 45, is an executive vice president of our bank. He is primarily responsible for marketing and deposit strategies. He has over 22 years of business experience. He was the co-founder of NewSouth Communications, Inc. in Greenville, South Carolina from 1997 until 2003 and executive vice president of customer operations. Mr. Terrell was the executive vice president of customer operations for Corporate Telemanagement Group in Greenville, South Carolina from 1990 until 1995. From 1995 until 1996, Mr. Terrell was the regional vice president for customer operations with LCI International. He is a 1984 graduate of The Citadel, with a bachelor's degree in English. He serves on the board of the Presbyterian Community Foundation, the Development Council for the Children's Hospital and is active at First Presbyterian Church and several local community organizations.

Family Relationships. Dr. Rudolph G. Johnstone, III, director, is Fred Gilmer, Jr.'s stepson and Fred Gilmer, III, executive vice president, is Fred Gilmer Jr.'s son. No other director has a family relationship with any other director or executive officer of the company.

Compensation of Directors and Executive Officers

The following table shows the compensation we paid to our three most highly compensated named executive officers, including our chief executive officer, for the years ended December 31, 2007 and 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (5)	Total
R. Arthur Seaver, Jr.	2007	$ 220,833	$ 140,000	$ —	$ —	$ —	$ 18,447	$ 38,684	$ 417,964
Chief Executive Officer of the Company and the Bank	2006	171,171	130,000	—	—	—	8,412	24,898	333,363
F. Justin Strickland (6)	2007	175,000	—	13,519	13,200	120,500	12,546	28,681	363,446
President of the Company and the Bank	2006	28,494	55,000	—	—	—	—	3,229	86,723
Fred Gilmer, III	2007	139,000	—	—	—	96,425	11,557	28,347	275,329
Executive Vice President of the Bank	2006	130,910	—	—	—	93,375	5,270	19,734	248,589

(1) Due to the subjective nature of Mr. Seaver's Incentive Plan Compensation, it has been classified as "Bonus" for purposes of this table.

(2) On January 11, 2007, the Company awarded 2,500 shares of restricted stock to Mr. Strickland. The shares vest in equal annual increments over 4 years. The weighted average fair value of these restricted shares was $21.63.

(3) See the discussion of assumptions used in the valuation of option awards in Note 1, "Summary of Significant Accounting Policies and Activities – Stock-based Compensation" in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

(4) Amounts awarded for each fiscal year under the Southern First Incentive Plan were paid in the subsequent fiscal year.

(5) All other compensation includes the following items: (a) company contributions under the 401(k) Plan, (b) car allowance or value attributable to personal use of company provided automobiles, (c) club dues, (d) premiums for the portion of the death benefits shared by the company with the named executive officers pursuant to bank owned life insurance and (e) premiums for life, accident and long-term disability insurance policies. The amount attributable to each such perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or ten percent of the total amount of perquisites received by such named executive officer.

(6) Mr. Strickland joined our company in November of 2006.

Employment Agreements

We have entered into an employment agreement with Art Seaver on July 27, 1999, for an annually renewing three-year term, pursuant to which he serves as the chief executive officer, and a director of both our company and our subsidiary bank. As of March 26, 2008, Mr. Seaver receives a minimum annual salary of $240,000, plus his yearly medical insurance premium. He also receives an annual increase in his salary equal to the previous year's salary times the increase in the Consumer Price Index during the previous year. The board of directors may increase Mr. Seaver's salary above this level, but not below it. He is eligible to receive an annual bonus of up to 5% of the net pre-tax income of our bank, if the bank meets performance goals set by the board. He is also eligible to participate in any management incentive program of the bank or any long-term equity incentive program and is eligible for grants of stock options and other awards thereunder. Mr. Seaver was granted options to purchase a number of shares of common stock equal to 5% of the number of shares sold in our initial public offering, or 97,875 shares (adjusted for the 3 for 2 stock split and 10 percent stock dividend). These options were granted in 2000 in connection with the bank's opening, vested over a five-year period and have a term of ten years. Additionally, Mr. Seaver participates in the bank's retirement, welfare, and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses.

Mr. Seaver's employment agreement also provides that following termination of his employment and for a period of 12 months thereafter, he may not (a) compete with the company, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within radius of thirty miles from the main office of the company or any branch office of the company, (b) solicit major customers of the bank for the purpose of providing financial services, or (c) solicit employees of the bank for employment. If Mr. Seaver terminates his employment for good cause as that term is defined in the employment agreement or if he is terminated following a change in control of Southern First Bancshares as defined in the agreement, he will be entitled to severance compensation of his then current monthly salary for a period of 12 months, plus accrued bonus, and all outstanding options and incentives shall vest immediately.

We also entered into employment agreements on April 1, 2004 with Jim Austin to serve as chief financial officer and an executive vice president of our company and the bank, Fred Gilmer, III to serve as an executive vice president of the bank, and Eddie Terrell to serve as an executive vice president of the bank. In addition, we entered into an employment agreement on November 2, 2006 with Justin Strickland to serve as President of our company. Each agreement has a term ending on January 31, 2010. At the end of January 2009, and on the last day of January each year thereafter, the term will be extended by one year so that the remaining term will continue to be two years. As of March 26, 2008, Messrs. Strickland, Austin, Gilmer, and Terrell are paid a salary of $200,000, $166,000, 152,500, and $148,000, respectively, which may be increased annually by the board of directors. They are also eligible to participate in any of our pension, profit sharing, bonus, life insurance, hospitalization, major medical, and other employee benefit plans and programs. In addition, Messrs. Austin, Gilmer and Terrell are each entitled to receive either an automobile owned or leased by us or an automobile allowance of $700 per month while Mr. Strickland receives an automobile allowance of $750.

Each employment agreement also provides that during the term of employment and for a period of 12 months following termination, Messrs. Austin, Gilmer, Terrell, and Strickland may not (a) compete with us by, directly or indirectly, forming, serving as an organizer, director or officer of, employee or agent, or consultant to, or acquiring or maintaining more than a 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within 30 miles of our main office or any other offices, (b) solicit our clients with which they had contact in connection with products and services provided by us for the purpose of providing financial services, or (c) solicit our employees. If Messrs. Austin, Gilmer, Terrell, or Strickland terminate their employment for good reason or if they are terminated following a change in control of our company, they will be entitled to severance compensation of their then current monthly salary for a period of 12 months, plus accrued bonus, and all outstanding options and incentives will vest immediately.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2007, as well as the related exercise prices and expiration dates. Options are granted pursuant to the Plan.

	Option Awards				Stock Awards	
Name	Exercisable	Non-Exercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested(2)	Market Value of Shares or Units of Stock that Have not Vested
R. Arthur Seaver, Jr.	94,875	—	$ 6.06	3/21/2010	—	—
F. Justin Strickland	2,500	7,500	21.70	11/10/2016	2,500	34,250
Fred Gilmer, III	8,250	—	6.06	3/21/2010	—	—
	4,125	—	6.06	2/20/2011	—	—
	6,600	—	6.88	1/15/2012	—	—
	8,250	—	7.79	1/21/2013	—	—
	8,250	—	16.36	1/20/2014	—	—

(1) Mr. Strickland's unvested options that expire on November 10, 2016 vest equally over three years beginning on November 10, 2008.

(2) Mr. Strickland's unvested shares of stock vest equally over four years beginning on January 11, 2008.

Director Compensation

The following table shows the fees paid to each of our non-employee directors for board meeting and committee meeting attendance in 2007. None of our non-employee directors received any stock awards or options, non-equity incentive plan compensation, deferred compensation or any other compensation for the year ended December 31, 2007.

Name	Fees Earned or Paid in Cash
Andrew B. Cajka, Jr.	$ 16,600
Mark A. Cothran	12,100
Leighton M. Cubbage	9,500
Anne S. Ellefson	13,500
David G. Ellison	12,500
Tecumseh Hooper, Jr.	13,500
Rudolph G. Johnstone, III	11,500
James B. Orders, III	15,900
William B. Sturgis	8,700
	$ 113,800

In 2007, we paid each of our nine non-employee directors $500 for each board meeting they attended and $500 for each committee meeting they attended. Beginning in 2008, we plan to pay our outside directors $550 for each board meeting they attend and $550 for each committee meeting they attend. In addition, the chairmen of the board and committees are paid an additional $100 for each meeting they attend.

Security Ownership of Certain Beneficial Owners and Management

General

The following table shows how much common stock in the company is owned by the directors, certain executive officers, and owners of more than 5% of the outstanding common stock, as of March 26, 2008. Unless otherwise indicated, the mailing address for each beneficial owner is care of Southern First Bancshares, Inc., 100 Verdae Boulevard, Suite 100, Greenville, South Carolina 29607.

Name	Number of Shares Owned(1)	Right To Acquire(2)	Percentage of Beneficial Ownership(3)
James M. Austin, III	20,950	41,250	2.06 %
Gwen G. Bridges	—	1,650	0.06 %
Andrew B. Cajka, Jr.	16,500	8,250	0.83 %
Mark A. Cothran	72,023	—	2.42 %
Leighton M. Cubbage	127,870	66,000	6.38 %
Anne S. Ellefson	10,670	—	0.36 %
David G. Ellison	24,856	—	0.84 %
Fred Gilmer, Jr.	39,745	19,572	1.98 %
Fred Gilmer, III	3,300	35,475	1.29 %
Tecumseh Hooper, Jr.	21,450	12,375	1.13 %
Rudolph G. Johnstone, III	19,340	8,745	0.94 %
James B. Orders, III	41,417	16,500	1.94 %
R. Arthur Seaver, Jr.	19,800	104,775	4.05 %
F. Justin Strickland	5,100	2,500	0.26 %
William B. Sturgis	9,858	44,500	1.80 %
J. Edward Terrell	4,057	16,500	0.69 %
All directors and executive officers as a group (16 persons)	436,936	378,092	24.31 %

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2) Includes shares that may be acquired within 60 days of the date of this prospectus by exercising vested stock options and warrants but does not include any unvested stock options or warrants. Each of the following directors served as an organizer of our bank: Andrew B. Cajka, Jr., Mark A. Cothran, Leighton M. Cubbage, Fred Gilmer, Jr., Tee Hooper, Jr., Trip Johnstone, III, James B. Orders, III, R. Arthur Seaver, Jr., and William B. Sturgis. Each of these directors received a warrant to purchase one share of common stock at a purchase price of $6.06 per share for every two shares purchased by that individual in our initial public offering as compensation for the risks taken in forming the bank, including their personal guarantees of the original line of credit. These warrants cover an aggregate of 175,943 and are exercisable until January 10, 2010. For Jim Austin, Gwen Bridges, Fred Gilmer, Jr., Fred Gilmer, III, Art Seaver, and Justin Strickland, the right to acquire column includes employee stock options to purchase 41,250 shares, 1,650 shares, 9,900 shares, 37,975 shares, 94,875 shares, and 2,500 shares, respectively.

(3) For each individual, this percentage is determined by assuming the named person exercises all options and warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options and warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. The calculations are based on 2,974,706 shares of common stock outstanding on March 26, 2008.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2007, the board of directors of the company held 12 meetings and the board of directors of the bank held 12 meetings. All of the directors of the company and the bank attended at least 75% of the aggregate of such board meetings and the meetings of each committee on which they served except for Mr. Ellison and Dr. Johnstone who each attended one of the two Personnel Committee meetings held during 2007.

Although we do not have a formal policy regarding attendance by members of the board of directors at our annual shareholders meetings, directors are encouraged to attend the annual meeting of Southern First Bancshares, Inc. All directors were present at the 2007 annual meeting of shareholders.

Board Independence

Mr. Cajka, Mr. Cubbage, Ms. Ellefson, Mr. Ellison, Mr. Hooper, Mr. Orders and Mr. Sturgis are "independent" directors, based upon the independence criteria set forth in Rule 4350 of the corporate governance listing standards of The NASDAQ Stock Market.

Communications with Shareholders

Our board of directors has implemented a process for shareholders of the company to send communications to the board. Any shareholder desiring to communicate with the board, or with specific individual directors, may so do by writing to the secretary of the company, at Southern First Bancshares, Inc., 100 Verdae Boulevard, Suite 100, Greenville, South Carolina 29607. The secretary has been instructed by the board to promptly forward all such communications to the addressees indicated thereon.

Committees of the Board of Directors

The company's board of directors has appointed four committees, including an audit, personnel, nominating, and finance committee.

Audit Committee

The audit committee is composed of Mr. Cajka, Mr. Hooper, Ms. Ellefson, Mr. Sturgis, and Mr. Cubbage. Each of these members is considered "independent" under Rule 4350 of the corporate governance listing standards of The NASDAQ Stock Market. The audit committee met seven times in 2007.

None of the current members of the audit committee nor any other member of our board qualifies as an "audit committee financial expert" as defined under the rules of the Securities and Exchange Commission. As a relatively small public company, it is difficult to identify qualified candidates who meet all of the qualification of a audit committee financial expert and are willing to serve on our board. At the present, we do not know if or when we will appoint a new board member that qualifies as an audit committee financial expert.

Although none of the members of our audit committee qualify as "financial experts" as defined in the SEC rules, each of our audit committee members has made valuable contributions to the company and its shareholders as members of the audit committee. The board has determined that each member is fully qualified to monitor the performance of management, the public disclosures by the company of its financial condition and performance, our internal accounting operations, and our independent auditors.

The audit committee functions are set forth in its charter, which was adopted on September 19, 2000 and later amended on June 15, 2004. A copy of the audit committee charter is available on our website, www.southernfirst.com. The audit committee has the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports it findings to the board of directors.

Personnel Committee

The personnel committee, which we also refer to as the compensation committee, was composed of Mr. Sturgis, Mr. Cothran, Mr. Cubbage, Dr. Johnstone, Mr. Ellison, and Mr. Orders during 2007. Mr. Sturgis, Mr. Cubbage, Mr. Ellison, and Mr. Orders are each considered "independent" under Rule 4350 of corporate governance listing standards of The NASDAQ Stock Market, and Mr. Cothran and Dr. Johnstone are not considered to be independent. Our entire board of directors, including a majority of independent directors, considers and approves all matters recommended by the personnel committee. The personnel committee met two times in 2007. The personnel committee has the responsibility of annually reviewing all benefit plans of the bank as well as the performance of the chief executive officer. Beginning in 2008, Mr. Cothran and Dr. Johnstone are no longer members of the personnel committee.

The personnel committee of the board of directors recommends all compensation and awards to executive and senior officers, which includes the chief executive officer, president, four executive vice presidents, and eight senior vice presidents, to the entire board of directors for approval. Generally, on its own initiative the Personnel Committee reviews the performance and compensation of the chief executive and president and, following discussions with those individuals and, where it deems appropriate, Benmark or another appropriate compensation advisor, assist in determining their compensation levels. For the remaining executive and senior officers, the chief executive officer makes recommendations to the Personnel Committee that generally, with minor adjustments, have been approved. With respect to equity compensation awarded to others, the Personnel Committee, with the approval of the entire board of directors, grants restricted stock, generally based upon the recommendation of the chief executive officer, and has delegated option granting authority for non-executive officers to the chief executive officer.

A copy of the personnel committee charter is available on our website, www.southernfirst.com.

Finance Committee

The finance committee is composed of Mr. Orders, Mr. Cajka, Mr. Cothran, Mrs. Ellefson, Mr. Ellison, Mr. Gilmer, Mr. Hooper, Dr. Johnstone and Mr. Seaver. The finance committee met 12 times in 2007. The finance committee has the responsibility of reviewing the loan policy, investment policy, and the bank's asset/liability structure.

Nominating Committee

During 2007, the nominating committee was composed of Mr. Cothran, Dr. Johnstone, and Mr. Cajka. Mr. Cajka is considered "independent" under Rule 4350 of the corporate governance listing standards of The NASDAQ Stock Market. The nominating committee met once in 2007. The nominating committee recommends nominees for election to the board. The board of directors, including a majority of the independent directors, selects the nominees for election to the board. The nominating committee for 2008, which nominated the class of directors for re-election in 2008, consists of Mr. Cubbage, Mr. Ellison, Mr. Orders and Mr. Sturgis. Each of these directors is considered independent under the standards of the NASDAQ Stock Market. On June 15, 2004, we adopted a formal nominating committee charter which is available on our website, www.southernfirst.com.

For directors previously elected by shareholders to serve on the board and whose terms of service are expiring, the nominating committee considers whether to recommend to the board the nomination of those directors for re-election for another term of service. The nominating committee also considers whether to recommend to the board the nomination of persons to serve as directors whose nominations have been recommended by shareholders.

Any shareholder may recommend the nomination of any person to serve on the board. Our policy is to require a shareholder to submit the name of the person to our corporate secretary in writing no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, no more than seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The nominating committee considers a number of factors in determining whether to recommend to the board the nomination of any person for election as a director. While no single factor is determinative, the following factors are considered by the nominating committee in considering any potential nominee:

- educational background, work experience, business acumen,
- ability to grasp business and financial concepts, knowledge or experience related to banking or financial services,
- previous service on boards (particularly of public companies),
- willingness and ability to devote time and energy to the duties of a director,
- a desire and ability to help enhance shareholder value,
- reputation in the community,
- character,
- whether the nominee has any history of criminal convictions or violation of SEC rules,
- actual or potential conflicts of interest, and
- any other factor that the nominating committee considers relevant to a person's potential service on the board of directors.

The board of directors also considers the foregoing criteria in determining whether to nominate any person for election by the shareholders.

In determining whether to nominate any person for election by the shareholders, the board assesses the appropriate size of the board of directors, consistent with our bylaws, and whether any vacancies on the board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the board will consider various potential candidates for director recommended by the nominating committee. Candidates may come to the attention of the nominating committee or board through a variety of sources including, but not limited to, current members of the board, shareholders, or other persons. The nominating committee and board of directors consider properly submitted recommendations by shareholders who are not our directors, officers, or employees on the same basis as candidates recommended by any other person.

We do not pay a third party to assist in identifying and evaluating candidates.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee reviewed and discussed with management the audited financial statements. The audit committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61. The audit committee received from the independent auditors the written disclosures and the letter required by the Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and discussed with the independent auditors the independent auditor's independence from the company and its management. In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on SEC Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

The report of the audit committee is included herein at the direction of its members Mr. Cajka, Mr. Hooper, Mrs. Ellefson, Mr. Sturgis, and Mr. Cubbage.

Independent Certified Public Accountants

Elliott Davis, LLC was our auditor during the fiscal year ended December 31, 2007. A representative of Elliott Davis, LLC will be present at the annual meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement if he or she desires to do so. The following table shows the fees that we paid for services performed in fiscal years ended December 31, 2007 and 2006:

	Years Ended December 31,	
	2007	2006
Audit Fees	$ 61,200	$ 42,350
Other Fees	3,170	6,200
Tax Fees	6,410	3,550
Total	$ 70,780	$ 52,100

Audit Fees. This category includes the aggregate fees billed for professional services rendered by the independent auditors during the company's 2007 and 2006 fiscal years for the audit of the company's consolidated annual financial statements and quarterly reports on Form 10-Q.

Other Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, during the fiscal years ended December 31, 2007 and 2006. Other fees in 2007 consist primarily of 401(k) plan services. Other fees in 2006 consist primarily of fees related to 401(k) plan services and consultation regarding the company's purchase of the main office building and preparation of Consent Letter related to the company filing SEC Form S-8.

Tax Fees. This category includes the aggregate fees billed for tax services rendered in the preparation of federal and state income tax returns for the company and its subsidiaries.

Oversight of Accountants; Approval of Accounting Fees. The board of directors approves an annual budget for professional audit fees that includes all fees paid to the independent auditors.

Compensation/Benefits Committee Interlocks and Insider Participation.

Our board of directors had a personnel committee composed of Messrs. Cothran, Cubbage, Ellison, Orders and Sturgis during 2007. No member of the personnel committee was an officer or employee of the company or any of its subsidiaries during the year ended December 31, 2007 or was formerly an officer or employee of the company or any of its subsidiaries, or had any relationship otherwise requiring disclosure. Our Chief Executive Officer, however, did participate in deliberations regarding other executive officers. He was not involved in any decisions regarding his own compensation.

Certain Relationships and Related Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers of the company and the bank and their affiliates. Our policies and procedures related to these transactions are not in writing, but are reflected by our course of conduct. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and it is our policy that they be approved by a majority of disinterested directors.

Interests of Management and Others in Certain Transactions

On September 20, 2005, the bank entered into a ten year, five month lease with various renewal options on its new main office building. The company moved the corporate office and branch operation, to the new leased space in the first quarter of 2007. Mr. Cothran, a director of the bank and real estate developer by occupation, assisted the bank in the negotiation of the lease. The lessor paid Mr. Cothran a leasing agency fee of $164,414, of which $82,207 was paid in 2005 and the remainder in 2007 when the bank occupied the building.

The bank also has a land lease with Mr. Cothran on the property for a branch office, with monthly payments of $4,804. In addition, the bank had various consulting agreements with the director for development, administration and advisory services related to the purchase of property and construction of current and future branch office sites. During 2005, the bank paid the director $40,000 under these agreements. Beginning in 2006, the bank has also contracted with Mr. Cothran on an annual basis to provide property management services for each of its branch offices. The bank paid Mr. Cothran approximately $19,000 for these services during 2006 and $41,000 during 2007.

The bank is of the opinion that the lease payments and consulting fees paid to Mr. Cothran represent market costs that could have been obtained in similar "arms length" transactions.

On July 28, 2006, the bank purchased $5.0 million of bank owned life insurance from Northwestern Mutual Insurance Company. The purchase was made through an agency that is owned by director, David Ellison. Mr. Ellison received a commission of $60,000. At approximately the same time, the bank purchased a $3.0 million bank owned life insurance policy from an independent third party. The terms and conditions of both the $5.0 million and $3.0 million insurance policies are substantially the same. Therefore, management believes that the $5.0 million policy was obtained at a cost that was consistent with the cost in a similar "arms length" transaction. This transaction was approved by our personnel committee, with Mr. Ellison abstaining from the decision, and then ratified by the board of directors.

In January 2008, the bank entered into a commitment with a company partially owned indirectly by James B. Orders, III, one of the Bank's directors. John Orders and David Orders, who are siblings of James B. Orders, III, indirectly own the remaining interest in the company. James B. Orders, III and these siblings are involved in the management of the parent company. The bank has committed to pay the company a development fee up to $550,000 in three annual installments related to the development and construction of the Company's regional headquarters in Cayce, South Carolina. The bank paid the first installment of approximately $189,000 in January 2008. The bank is of the opinion that the development fees represent market costs that could have been obtained in similar "arms length" transactions.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, it appears that all such reports for these persons were filed in a timely fashion during 2007, except that a Form 4 was filed after the two day required period for Messrs. Cubbage, Strickland, and Terrell and two Form 4s were filed after the required period for Mr. Ellison due to untimely notifications of the transactions.

Code of Ethics

We expect all of our employees to conduct themselves honestly and ethically, particularly in handling actual and apparent conflicts of interest and providing full, accurate, and timely disclosure to the public.

We have adopted a Code of Ethics that is specifically applicable to our senior management and financial officers, including our principal executive officer, our principal financial officer, and our principal accounting officer and controllers. A copy of this Code of Ethics is available without charge to shareholders upon request to the secretary of the company, at Greenville First Bancshares, Inc., 100 Verdae Boulevard, Suite 100, Greenville, South Carolina 29607.

Equity Compensation Plan Information

The following table sets forth equity compensation plan information at December 31, 2007. The number of shares and the exercise prices for options and warrants has been adjusted for the 3 for 2 stock split in 2003 and the subsequent 10% stock dividend in 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders			
Stock options (1)	268,139	$ 8.76	143,199
Restricted stock	2,500	21.63	8,500
Equity compensation plans not approved by security holders(2)	204,192	$ 6.06	-
Total	474,831	$ 7.67	151,699

(1) The number of shares of common stock available under the 2000 Greenville First Bancshares, Inc. Stock Incentive Plan automatically increases each time we issue additional shares so that it continues to equal 15% of our total outstanding shares. Our board of directors has approved 436,424 shares of common stock to be issued as stock options.

(2) Each of our organizers received, for no additional consideration, a warrant to purchase one share of common stock for $6.06 per share for every two shares purchased during our initial public offering. The warrants are represented by separate warrant agreements. One third of the warrants vested on each of the first three anniversaries of the date of our initial public offering, and they are exercisable in whole or in part during the ten year period following that date. The warrants may not be assigned, pledged, or hypothecated in any way. The 204,192 of shares issued pursuant to the exercise of such warrants are transferable, subject to compliance with applicable securities laws. If the South Carolina Board of Financial Institutions or the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited, if not immediately exercised.

Shareholder Proposals for the 2009 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2009 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than December 12, 2008. To ensure prompt receipt by the company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

It is our policy that any shareholder proposal to be made at an annual meeting, but which is not requested to be included in the our proxy materials, must be delivered to the secretary of the company between 30 and 60 days prior to the annual meeting; provided, however, that if less than 31 days' notice of the meeting is given to shareholders, the notice must be delivered within 10 days following the day on which notice of the meeting was mailed to shareholders.

April 11, 2008

END